Exhibit D

This description of the Bolivarian Republic of Venezuela is dated as of September 30, 2015, and appears as Exhibit D to the Bolivarian Republic of Venezuela's Annual Report on Form 18-K to the United States Securities and Exchange Commission for the fiscal year ended December 31, 2014.

TABLE OF CONTENTS

PRINCIPAL ECONOMIC INDICATORS	2

CURRENCY OF PRESENTATION	3

INTRODUCTION AND RECENT DEVELOPMENTS	4

BOLIVARIAN REPUBLIC OF VENEZUELA	10

THE VENEZUELAN ECONOMY	26

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY	60

THE FINANCIAL SYSTEM	90

PUBLIC FINANCE	99

PUBLIC DEBT	107

TABLES AND SUPPLEMENTARY INFORMATION	111

PRINCIPAL ECONOMIC INDICATORS

	As of or For the Year Ended December 31,
	2010	2011	2012	2013	2014[1]
	(percentage change)
Real Gross Domestic Product[2]	(1.5)	4.2	5.6	1.3	(4.0)
Petroleum sector	0.1	0.6	1.4	0.9	0.3
Nonpetroleum sector	(1.6)	4.5	5.8	1.8	(3.8)
Consumer prices[3]
End of period	27.2	27.6	20.1	56.2	68.5
Average	28.2	26.1	21.1	40.6	62.2
Wholesale prices[4]
End of period	26.8	20.7	16.6	52.4	n.a.
Average	27.1	22.2	15.8	37.6	n.a.
Unemployment (in %)[5]	8.6	8.3	8.1	7.8	7.1

	(in millions of U.S. dollars, except where noted)
Balance of Payments[6]
Exports (f.o.b.)	65,745	92,811	97,340	88,962	60,497
Imports (f.o.b.)	(38,539)	(46,813)	(59,339)	(53,023)	(32,153)
Trade balance	27,206	45,998	38,001	35,939	28,344
Current account	8,812	24,387	11,016	5,327	9,909
Overall balance	(8,060)	(4,032)	(996)	(4,500)	(805)

International reserves[6]
Gross international reserves	29,500	29,889	29,887	21,478	21,346
Net international reserves	29,139	29,508	29,356	20,767	20,887
Liquid operating reserves	9,192	5,998	5,964	2,064	2,580
Net liquid operating reserves	8,831	5,617	5,433	1,353	2,121
Other international monetary assets[7]	41	72	0	0	0
Stabilization fund	832	3	3	3	3
Average petroleum export price (U.S.$/barrel)	72.0	101.0	103.4	99.5	88.4
Imports coverage[8]	9.2	7.7	6.0	4.9	6.5

	(in millions of 1997 Constant Bolívares)
Central Government[9]
Total revenues	13,429.3	16,384.5	17,067.8	19,286.8	20,394.9
Total expenditures	15,936.3	19,291.3	20,595.3	20,737.1	21,547.0
Overall balance	(2,507.0)	(2,906.8)	(3,529.1)	(1,450.5)	(1,152.1)
(as percentage of real GDP)	(4.5)%	(5.0)%	(5.7)%	(2.3)%	(1.9)%

	(in millions of 1997 Constant Bolívares)
Consolidated Public Sector
Total Revenues	14,744.4	21,693.6	18,207.7	18,818.6	20,000.0
Total Expenditures	21,312.9	27,020.8	28,951.0	29,328.4	27,780.1
Overall Surplus (Deficit)	(6,568.5)	(5,327.2)	(10,743.3)	(10,509.8)	(7,780.1)
(As percentage of GDP)[10]
Overall Surplus (Deficit)	(11.8)%	(9.2)%	(17.5)%	(16.9)%	(12.9)%

	(Average of the annual percentage change in real terms) As of or For the Year Ended December 31,
	2010	2011	2012	2013[5]	2014
	(percentage change)
Monetary aggregates[11]
Monetary base	(3.5)	(0.4)	15.6	17.5	19.8
Money supply (M2)	(12.4)	5.2	28.3	19.8	8.3

(1)	2014 figures presented where available.
(2)	Based on constant Bolívares of 1997 purchasing power ("1997 Constant Bolívares"). Calculations of real GDP growth figures include indirect taxes that are not included as components of petroleum or non-petroleum sectors.
(3)	Figures correspond to the National Consumer Price Index ("NCPI"), Base: December 2007.
(4)	Calculated with taxes.
(5)	Average of semiannual figures.
(6)	2014 information is presented as at September 30, 2014.
(7)	Includes PDVSA rotatory fund.
(8)	Calculated as gross international reserves divided by average annual level of imports. The 2014 imports coverage was calculated using gross international reserves at September 30, 2014.
(9)	2014 figures are preliminary.
(10)	As a percentage of real GDP.
(11)	The monetary aggregates were calculated in real terms using the Consumer Price Index (Base: 2007=100).

n.a. = Not available.

Sources: BCV, Ministry of Popular Power for Economy and Finance (Ministerio del Poder Popular de Economía, y Finanzas or "MPPEF") and National Institute of Statistics (Instituto Nacional de Estadística or "INE").

CURRENCY OF PRESENTATION

Unless otherwise specified or the context requires, references to "dollars," "U.S. dollars," "U.S.$" and "US$" are to U.S. dollars; references to "Bolívares" and "Bs." are to Venezuelan Bolívares ("Bolívares"), the currency of the Bolivarian Republic of Venezuela (the "Republic"); references to "Euro," "EUR" and "€" are to the lawful currency of the European Union; and references to "bpd" are to barrels per day. As used herein, the term "billion" means one thousand million, or 1,000,000,000, and the term "trillion" means one thousand billion, or 1,000,000,000,000. Historical amounts translated into Bolívares or U.S. dollars have been converted at historical rates of exchange, unless otherwise stated. Unless otherwise noted herein, all references to Venezuelan Bolívares refer to nominal Bolívares. Certain amounts that appear herein have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not represent an arithmetical aggregation of the amounts that precede them. Certain tables, as indicated, contain preliminary figures.

Since 2003, foreign currency exchange in Venezuela has been subject to exchange controls that centralize the purchase and sale of foreign currency with the Venezuelan central bank (Banco Central de Venezuela or "BCV"). The MPPEF, together with BCV, is in charge of setting the exchange rate with respect to the U.S. dollar and other currencies. As of September 11, 2015, there were three exchange systems, which convert currency at different rates: the official exchange rate overseen by the National Center for Foreign Trade (Centro Nacional de Comercio Exterior), which we refer to as the CENCOEX rate, the complementary currency management system (Sistema Complementario de Administración de Divisas, or "SICAD") and the Marginal Currency System (Sistema Marginal de Divisas or "SIMADI"). As of the same date, the CENCOEX rate was Bs.6.28 (bid) / Bs. 6.30 (ask) = U.S.$1.00; the SICAD rates was Bs.13.50 (bid/ask) = U.S.$1.00; and the SIMADI rate was Bs.198.80 (bid) / Bs. 199.47 (ask) = U.S.$1.00. The exchange rate for public external debt is based on the CENCOEX exchange rate (ask). For further information regarding the exchange control regime of the Republic and applicable exchange rates during the periods of presentation, see "The Venezuelan Economy—Exchange Control Regime."

INTRODUCTION AND RECENT DEVELOPMENTS

References to "Central Government" and "Government"

References to the "Central Government" and "Government" refer to the national and federal branches of the Republic. References to "Central Government" and "Government" are synonymous. The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.

Political and Governmental Developments

On March 5, 2013, then Vice-President Nicholas Maduro became President of the Republic after the death of former President Hugo Chávez. President Maduro initially served as acting president and was re-elected to a six-year term on April 14, 2013, capturing 50.6% of the vote. On March 8, 2013, the Venezuelan Supreme Court issued a decision confirming that under the Venezuelan Constitution, President Maduro could continue to serve as acting President and be a presidential candidate at the same time. The next scheduled Presidential elections are in 2019.

On September 26, 2010, elections were held for all 165 seats in the National Assembly. The Partido Socialista Unido de Venezuela ("PSUV"), then party of then-President Chávez and Vice-President Maduro, won 97 seats, other parties aligned with the former Chávez administration won 1 seat and opposition parties won the remaining 67 seats. The next elections for the National Assembly are scheduled for December 6, 2015.

On December 16, 2012, the most recent election for governors was held and candidates from the PSUV won 20 of the 23 gubernatorial offices. Candidates associated with opposition parties were elected in two of the most populous states and in one of the largest states of Venezuela. The most recent elections for mayors and local officials were held on December 8, 2013, and candidates from the PSUV won 242 of the 335 local offices, with candidates from the opposition winning elections in certain of the major metropolitan areas, including Metropolitan District of Caracas and Maracaibo. The next scheduled elections for governors has not been determined. The next scheduled election for mayors and local officials will be in 2016 and 2017, respectively.

Recent Legislative Developments

Since January 2014, the Government has adopted and/or implemented certain legislation and related plans to address priority areas, including the following:

•	The Plan of the Nation (Plan de la Patria), first introduced by former President Chávez during his 2013 presidential campaign (published in Extraordinary Official Gazette No. 6,118, dated December 4, 2013) and later implemented by President Maduro, is a roadmap for the second stage of Venezuela's transition to socialism. The Plan of the Nation establishes a series of macroeconomic targets and social programs and is founded on five strategic objectives: (1) the preservation of Venezuela's independence; (2) the continued development of Bolivarian socialism for the twenty-first century; (3) the transformation of Venezuela into a regional social, economic and political power; (4) contribution to the development of a multipolar geopolitical order to promote peace and stability; and (5) the preservation of life on earth and saving the human race.

•	On May 13, 2013, President Maduro announced the creation of the Homeland Security Plan (Plan Patria Segura) to combat violent crime. The Ministry of Popular Power for Interior Relations, Justice and Peace (Ministerio del Poder Popular para Relaciones Interiores Justicia y Paz) is charged with implementing the Homeland Security Plan, which aims to decrease crime rates and enhance public safety by promoting violence prevention and social inclusion. The Homeland Security Plan also centralizes crime statistics in the Venezuelan Observatory of Public Safety (Observatorio Venezolano de Seguridad Ciudadana), an agency of the Ministry of Popular Power for Interior Relations, Justice and Peace, in order to better monitor results and improve efficiency by replicating successful strategies across agencies. The Homeland Security Plan focuses on 79 priority municipalities and has more than 37,000 employees deployed throughout the nation. In July 2015, the Government also launched a security plan known as Operation Liberation and Protection of the People (Operación Liberación y Proteccion del Pueblo) to combat criminal gang activity and allocated over 20,000 National Guard officials to this effort.

•	In April 2013, President Maduro created the Presidential Commission for Peace and Life, charged with advancing the Movement for Peace and Life (el Movimiento por la Paz y por la Vida). The Movement for Peace and Life aims to promote culture, sport, recreation and healthful living and the development of youth by engaging them in productive activities. In order to further the goals of the Movement for Peace and Life, in February 2014, President Maduro presented the National Plan for Peace and Coexistence (Plan Nacional de Paz y Convivencia). The National Plan for Peace and Coexistence has ten goals: (1) to improve the efficiency of the Republic's protection and surveillance systems; (2) continuing the Plan for Disarmament (Plan de Desarme) and demobilization of violent gangs; (3) expanding the Movement for Peace and Life to cover the whole country; (4) conducting a national tour with sporting, cultural and artistic activities; (5) unveiling a territorial plan to ensure the delimitation of public spaces; (6) developing a new culture of communication based on the fostering of social values; (7) transforming the Republic's prison system into centers for education and discipline; (8) building Peace Communities (Comunidades de Paz) to improve the justice system; (9) creating Peace Territories (Territorios de Paz) in communities across the country to address the issue of crime; and (10) creating a special brigade composed of policemen and soldiers to combat drug trafficking. On April 12, 2014, President Maduro also announced that the Movement for Peace and Life would be coordinated with the Republic's Great Missions (Grandes Misiones) to further promote national development.

•	On September 2, 2014, President Maduro reorganized the executive cabinet and appointed a new president of PDVSA. 14 ministers were retained and 12 new ministers were appointed. Pursuant to Decree No. 1,612 on General Organization of National Public Administration (published in Extraordinary Official Gazette No. 6,173, dated February 18, 2015), there are currently 27 ministries and six Vice Presidents of the Council of Ministers, consisting of the Vice President of Economy and Finance, the Vice President of Food Security and Sovereignty, the Vice President of Planning and Knowledge, the Vice President of Social Development and the Revolution's Missions, the Vice President of Political Sovereignty and the Vice President of the Development of Territorial Socialism.

•	On September 2, 2014, as part of the Government's financial policies to strengthen the country's international accounts, President Maduro announced the creation of a strategic account at the BCV, known as the Strategic Reserve Fund, where funds, such as those of the National Development Fund (Fondo de Desarollo Nacional or "FONDEN"), the Sino-Venezuelan Joint Fund and the Large Volume and Long-Term Financing Fund could be consolidated in order to strengthen the Republic's foreign asset account. To further strengthen the country's international accounts, on September 5, 2014, this strategic account at BCV received an initial deposit of U.S.$750 million. On November 19, 2014, the Republic deposited a U.S.$4.0 billion loan from China into the Strategic Reserve Fund.

2013 Enabling Law

In November 2013, the National Assembly passed the 2013 Enabling Law, granting President Maduro the power to legislate by decree on economic and other matters for a period of twelve months without requiring the separate approval of the National Assembly. The 2013 Enabling Law was enacted to permit the Government to fight corruption and take quick, decisive action in the economy. Through November 2014, President Maduro issued decrees covering a number of domestic security and economic areas, including, but not limited to, the following:

•	The law establishing the Venezuelan Corporation of Foreign Trade (la Corporación Venezolana de Comercio Exterior S.A. or "CORPOVEX"), published in the Extraordinary Official Gazette No. 6,116, dated November 29, 2013, Decree No. 601, aimed to manage all import and export activites of the Republic. CENCOEX was created to develop and implement policies on foreign exchange, exports, imports and inbound and outbound foreign investment. CORPOVEX manages imports to meet the country's needs, ensures the best conditions in terms of quality and price of products and goods; manages the country's import/export process to achieve maximum efficiency, and centralizes the provision of non-oil exports. For more information, see " —Recent Economic Developments" and "The Venezuelan Economy—Economic Policy and Legislation—Exchange Control Regime."

•	The Organic Law of Fair Prices (La Ley Orgánica de Precios Justos), published in Official Gazette No. 40,340, dated January 23, 2014, Decree No. 600, superceded the Law on Fair Costs and Prices (La Ley de Costos y Precios Justos), published in Official Gazette No. 39,715, dated July 18, 2011, Decree No. 8,328, and aims to reduce inflationary pressures by supplementing existing regulations of fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law also created the National Superintendency for the Defense of the Socio-Economic Rights (La Superintendencia Nacional para la Defensa de los Derechos Socioeconómicos or "SUNDDE") by merging the Institute for Defense of People's Access to Goods and Services (El Instituto para la Defensa de las Personas en el Acceso a los Bienes y Servicios or "INDEPABIS") and the National Superintendency of Costs and Prices (La Superintendencia Nacional de Costos y Precios or "SUNDECOP"), the governmental entities previously charged with verification of fair prices. SUNDDE's objectives include determining fair prices for goods and services through cost structure analysis establishing a profit ceiling and controlling economic and commercial activity in order to protect citizens' incomes and wages. Decree No. 1,467 amended the Organic Law of Fair Prices, as published in Extraordinary Official Gazette No. 6,156, dated November 19, 2014. The amendment increased the penalties for violations of the fair price rules, created the National Administration for the Protection of Worker's Salary (Intendencia Nacional para la Protección del Salario de la Obrera y del Obrero) to provide a legal platform for workers to file claims against businesses that engage in alleged hoarding or speculation, and provides a mechanism for the continual adjustment of fair pricing in all stages of the chain of production, distribution, importation, transportation and marketing of goods and services. For more information, see "The Venezuelan Economy—Inflation."

•	The Law Regulating Real Estate Leases for Commercial Use (La Ley de Regulación del Arrendamiento Inmobiliario Para el Uso Comercial), published in Official Gazette No. 40,418, dated May 23, 2014, Decree No. 929, imposed limits to the amount of rent commercial property owners can charge. The law allows the lessor and lessee to choose among a fixed rental payment, variable rental payment based on the percentage of sales, or a mixed rental payment (including fixed and variable rental payments components). The law also provides formulas and guidelines to determine the rental amounts assessable.

•	The Law of the Exchange Regime and its Crimes (Ley del Regimen Cambiario y sus Ilicitos), published in the Extraordinary Official Gazette No. 6,150, dated November 18, 2014, Decree No. 1,403, which supercedes the same law published in the Official Gazette No. 6,126, dated February 19, 2014, provides that (i) any person who uses foreign currency acquired for a purpose not in line with the Republic's exchange rate mechanism may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (ii) the falsification or forgery of financial statements may be punished by imprisonment for between one to three years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (iii) those who directly or indirectly promote or encourage the commission of illegal acts may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per dollar or equivalent currency. As of February 2015, one taxable unit equals Bs.150 or approximately U.S.$23 (published in Official Gazette No. 40,608, dated February 25, 2015). The National Integrated Service for the Administration of Customs Duties and Taxes (Servicio Nacional Integrado de Administración Aduanera y Tributaria or "SENIAT") adjusts the taxable unit during the first fifteen days of February each year to adjust for the change in the consumer price index ("CPI") as compared to the prior year. For more information, see "The Venezuelan Economy—Economic Policy and Legislation—Exchange Control Regime."

•	The Organic Law of Missions, Great Missions and Micro-Missions (La Ley Organica de Misiones, Grandes Misiones y Micro-Misiones), published in the Extraordinary Official Gazette No. 6,154, dated November 19, 2014, Decree No. 1,394, established social programs aimed in the areas of education, food, health and others, to improve the social welfare of poor Venezuelans. Micro-Missions (Micro-Misiones) focus on resolving discrete problems that confront communities from time to time. Missions (Misiones) focus on addressing the root causes of poverty in order to increase the social welfare of Venezuelan citizens. Great Missions (Grandes Misiones) focus on resolving socioeconomic problems that require collaboration between different sectors of the economy and Government agencies. For more information, see "Bolivarian Republic of Venezuela—Social Programs—Missions."

•	Regulations under the Law of Disarmament, Arms Control and Ammunition, published in the Extraordinary Official Gazette No. 6,129, dated April 8, 2014, Decree No. 881, are intended to control the use, registration, manufacture, sale, supply, storage, registration, import, export, transit and transportation of all kinds of weapons, ammunition and components.

In March 2015, the National Assembly passed the Enabling Anti-Imperialist Act published in the Extraordinary Official Gazette No. 6,178 dated March 15, 2015, enabling President Maduro to pass laws by presidential decree from March 15 to December 31, 2015 in matters relating to the economy and other areas (Extraordinary Official Gazette No. 6,178, dated March 15, 2015).

For more information, see "The Venezuelan Economy—Economic Plan—Introduction and Overview."

Recent Social and Political Developments

Towards the end of 2013, street demonstrations against the Government began to protest rising crime, food shortages and rising inflation. In February 2014, these protests turned violent, resulting in the blocking of major roads and the destruction of property. The demands of the protesters extended to other rights including political participation and freedom of expression.

Wherever violence erupted, state security officials dispersed the suspected instigators. Opposition groups and certain international human rights groups later alleged there were human rights violations that occurred during the protests. The Government disputes those claims and maintains that security officials were acting under Venezuelan law and used internationally accepted policing methods that respect human rights. Since the protests began through mid-2014, scores of people have been killed, injured and arrested.

In response to public discontent, President Maduro inaugurated the first National Peace Conference (Conferencia Nacional de Paz) on February 26, 2014, to promote dialogue and peace. The result of the first National Peace Conference was the National Pacification Plan (Plan de Pacificación Nacional), a key element of which involved holding forums to bring together the various political, economic, public and private stakeholders on key issues. Subsequent National Peace Conferences were held in March 2014 in different regions of the country and participants included mayors, governors, representatives from the Federation of Chambers of Commerce (Federación de Cámaras y Asociaciones de Comercio y Producción de Venezuela or "Fedecámaras"), industry heads, trade unions, and indigenous and religious groups. However, the coalition of opposition parties, the Table of Democratic Unity (Mesa de la Unidad Democrática or "MUD") did not attend the National Peace Conference.

President Maduro convened a separate dialogue on April 14, 2014, with members of the MUD, the Government and observers from international organizations from the Union of South American Nations (Unión de Naciones Suramericanas or "UNASUR") in attendance. A proposal was formulated to find a model of coexistence that would strengthen democracy in the Republic and generate space for the different political viewpoints. A roundtable was scheduled for May 15, 2014, to continue the dialogue, but members of MUD refused to participate. At present, the proposed meetings to continue the dialogue have stalled.

The Government has continued its efforts to improve food access for the Venezuelan population as part of its Nutrition Mission (Misión Alimentación), which was created in 2003 to promote the equal distribution of quality and low cost food by overseeing the wholesale and retail sale of food products.

Recent Economic Developments

From 2011 to 2013, the economy grew at an average annual rate of 3.7%. In 2014, non-oil activity declined by 3.8%, reflecting the contraction experienced by manufacturing, trade and construction. The petroleum sector increased by 0.3% in 2014, driven by the rise in extraction of oil and natural gas, which was partially offset by the decline in refining.

For the year ended December 31, 2014, the rate of inflation was 68.5%, as measured by NCPI, and 64.7%, as measured by the consumer price index ("CPI"), compared to 56.2%, as measured by NCPI, and 52.7%, as measured by CPI, in 2013. The increase in inflation can primarily be attributed to a reduction in the internal and external supply of goods and services and the decrease in the availability of foreign exchange. These developments, along with speculative pressures and elements of uncertainty regarding political and economic developments, negatively affected the foreign exchange market further. The combination of these factors led to widespread inflation in 2014, particularly in the prices of food and non-alcoholic beverages, where the annual rate of inflation rose from 73.9% to 102.2%.

To combat inflation, the Government has implemented a series of actions to increase the supply of goods and services to the public including: (1) the provision of financial assistance, machinery, intermediate goods and technical support to producers to promote agricultural activity; (2) increasing the supply of foreign currency by restructuring the currency exchange system pursuant to the creation of SIMADI and combining the existing exchange control system of the Complementary System for Foreign Currency Exchange Administration I (Sistema Complementario de Administración de Divisas I or "SICAD I") and (Sistema Complementario de Administración de Divisas II or "SICAD II"); (3) the creation of SUNDDE, whose objective, among other things, is to determine the fair prices for goods and services in order to reduce inflation; (4) the adoption of a biometric system in the public food distribution networks and in border areas of the country; (5) measures to curb the smuggling of food, fuel and other goods and essential supplies out of the country; and (6) implementing increased inspections of importers and exporters to combat currency arbitrage (among the three official exchange rates) and fraud.

On November 29, 2013, the Law Establishing the National Centre for Foreign Trade and Venezuelan Foreign Trade Corporation was enacted, creating CENCOEX and CORPOVEX. CENCOEX was created as a decentralized entity under the auspices of the MPPEF and is managed by five directors appointed by the President of the Republic. CENCOEX was created for the purpose of developing and implementing policies on foreign exchange, exports, imports and inbound and outbound foreign investment. CENCOEX superseded, the Commission for the Administration of Currency Exchange (Comisión de Administración de Divisas or "CADIVI"), which is being wound down. CENCOEX also has direct control over SICAD. CORPOVEX is managed by an executive director appointed by the President of the Republic. CORPOVEX manages imports to meet the country's needs, ensures the best conditions in terms of quality and price of products and goods, achieves maximum efficiency in the country's import/export process, and centralizes the provision of non-oil exports.

From August 1, 2014 to June 30, 2015, CENCOEX awarded currency amounting to U.S.$6.9 billion to priority sectors such as food, health, services, chemicals, and machinery or equipment at the Bs.6.30 = U.S.$1.00 exchange rate, fixed since February 2013.

On March 10, 2014, the MPPEF and BCV established SICAD II, a new system of currency exchange that would operate in parallel to SICAD I, the existing exchange system used by domestic entities for external finance in certain key sectors. SICAD II determined the exchange rate for the allocation of foreign exchange for imports of non-proprietary goods and services and regulated bids of and offers for foreign currency submitted by individuals and private and public companies. SICAD II operated on a daily basis until it was abolished in February 2015. The last average exchange rate under SICAD II prior to its abolition was Bs.52.04 = U.S.$1.00.

On February 12, 2015, the Government combined SICAD I and SICAD II and renamed the combined exchange rate systems SICAD.

On June 15, 2015, SICAD held its first sale of 2015 and auctioned approximately U.S.$350 million directed towards auto parts companies, vehicle assembly equipment, machinery for construction and maintenance supplies for public roads at an exchange rate of Bs.12.80 = U.S.$1.00. On August 31, 2015, SICAD auctioned approximately U.S.$150 million directed towards machinery, spare parts and supplies to increase domestic agricultural production at an exchange rate of Bs.13.50 = U.S.$1.00.

As part of the restructuring of the Exchange Control Regime in February 2015, SIMADI was also introduced. Under the new system, the three exchange rates are the CENCOEX (official) rate, the SICAD rate (combining the old SICAD I and SICAD II tiers) and the SIMADI rate. The CENCOEX rate is used for the importation of government-authorized priority goods. The SICAD rate is used for non-essential goods. Both CENCOEX and SICAD require government authorization. SIMADI is administered by BCV in conjunction with the MPPEF, under the rules of the Currency Exchange Agreement No. 33 (Convenio Cambiario No. 33), which allows both individuals and companies to buy and sell foreign currency in cash and bonds. The SIMADI rate is set by the market, pursuant to a currency exchange platform supervised by the BCV, and such transactions do not require government authorization. As of August 31, 2015, SIMADI's exchange rate was Bs.199.48 = U.S.$1.00.

For the year ended December 31, 2014, the average monthly unemployment rate was 7.1% as compared to 7.8% for 2013. The average monthly unemployment rate for May 2015, the most recent available period, was 6.6%.

Gross international reserves held by BCV (excluding amounts deposited in the Stabilization Fund (Fondo de Estabilización Macroeconómica or "FEM") as of December 31, 2014, totaled U.S.$22.1 billion, an increase of U.S.$0.6 billion as compared to December 31, 2013. As of June 11, 2015, gross international reserves held by BCV totaled U.S.$16.6 billion. The value of international reserves are highly dependent on oil prices and gold prices.

For the nine-month period ended September 30, 2014, there was a balance of payments deficit of approximately U.S.$0.8 billion and a current account surplus of U.S.$9.9 billion. The deficit in the 2014 balance of payments was primarily due to net outflows in the capital and financial accounts and a net accumulation of foreign assets held abroad by both private and public sector agents. For the nine-month period ended September 30, 2013, there was a current account surplus of U.S.$7.5 billion. The year-on-year increase in the current account surplus is primarily due to a decrease in imports. Despite the increase in the current account surplus, the larger registered capital and financial account deficits due to the net outflow of capital and purchase of foreign assets by both the private and public sectors, resulted in a negative balance of payments.

The Republic’s external public debt as of December 31, 2014 totaled approximately U.S.$43.3 billion as compared to U.S.$44.8 billion as of December 31, 2013 and the Republic’s internal public debt as of December 31, 2014 totaled approximately U.S.$93.7 billion as compared to U.S.$70.5 billion as of December 31, 2013. The increase in the Republic’s internal public debt was due to issuances of treasury bonds, national public debt bonds and internal debt issued by public entities and guaranteed by the Republic of U.S.$2.0 billion, U.S.$66.2 billion and U.S.$25.5 billion, respectively. As of June 30, 2015, the Republic’s external public debt totaled approximately U.S.$42.3 billion and internal public debt totaled approximately U.S.$102.3 billion. On December 10, 2013, the 2014 Special Debt Law (Ley Especial de Endeudamiento) was enacted, allowing the Republic to issue approximately Bs.105.2 billion (U.S.$16.7 billion) in new bonds during 2014.

To provide balance of payments support, the Republic agreed a U.S.$10.0 billion loan with China in March 2015, and a further U.S.$5.0 billion loan with China in September 2015, to be used to finance oil projects. Since 2007, China has loaned the Republic more than U.S.$55.0 billion, which the Republic may repay through deliveries of oil and fuel.

In 2014, the Government signed a law creating two Special Economic Zones ("SEZ") with policy incentives to attract foreign and national investment with the aim of promoting the industrial, commercial and economic development of selected regions and decreasing the Republic's depedence on exports. These zones will benefit from sovereign international agreements and exemption from VAT, among other incentives. In December 2014, President Maduro established the two SEZs in Paraguana (located in the Falcon state) to promote wind power generation and in Urena (located in the western border of the Táchira state) to promote textile and shoe production.

BOLIVARIAN REPUBLIC OF VENEZUELA

Geography and Population

Geography

Venezuela is situated on the northern coast of South America. It has a coastline of approximately 2,813 kilometers on the Caribbean Sea and the Atlantic Ocean. Colombia borders it on the west, Brazil on the south and Guyana on the east. Venezuela's national territory of approximately 916,445 square kilometers includes 72 islands in the Caribbean. The Venezuelan territory varies from tropical to mountainous to Amazonian regions. Environmentally-protected areas comprise approximately 40% of the Venezuela territory.

Caracas, Venezuela's capital and largest city, is Venezuela's political, financial, commercial, communications and cultural center. According to calculated projections based on the 2011 Census prepared by the National Institute of Statistics (Instituto Nacional de Estadística or "INE"), as of June 30, 2015, Caracas (including the Capital District), had an estimated population of 2.082 million. As of the same date, the population of Maracaibo, the nation's second-largest city, located near Venezuela's most important petroleum fields and richest agricultural areas, had an estimated population of 1.653 million.

Part of the eastern border with Guyana is subject to a border dispute. Venezuela has claimed that certain territory occupied by Guyana should be considered part of Venezuela's national territory. The area of dispute is currently under the control of Guyana. Under international accords, Venezuela and Guyana have agreed to seek a settlement of the territorial dispute; however, there is no deadline for resolving the matter. Since the signing of the accords, Venezuela and Guyana have periodically engaged in negotiations regarding the status of the territory. Nevertheless, the negotiations to date have not resulted in a final accord. In July 2015, President Maduro requested that the United Nations mediate the dispute between Venezuela and Guyana.

Drug traffickers, guerrilla incursions from Colombia and other incidents present a continuing problem along the Venezuela/Colombia border. Venezuela has stationed armed forces on the sparsely-populated western border to control incursions and to protect Venezuelan ranchers residing in this area. In August 2014, the Government announced steps to close the border with Colombia during certain hours at certain times of the day in order to combat smuggling across the border. Subsidized goods available for sale under the Missions in Venezuela are hoarded and sold at higher prices in Colombia, leading to shortages in Venezuela and contributing to inflationary pressures. On August 19, 2015, President Maduro initially closed two border crossings to Colombia for 72 hours after three members of the Venezuelan military, who were conducting an anti-smuggling exercise, were shot dead. On August 20, 2015, President Maduro extended the closure of the two border crossings to Colombia indefinitely.

Population

Venezuela's estimated population as of July 2015 was approximately 30.1 million, of which approximately 66.1% were between the ages of 15 and 64 years. According to INE, at December 31, 2013, the poor represented approximately 32.1% of the Venezuelan population.

The following table sets forth comparative GDP figures for Venezuela and other selected Latin American countries:

	Venezuela	Argentina		Brazil	Chile	Colombia	Mexico	Peru
	(in United States dollars)
GDP (billions) (2014)(1)	$510.0	$540.2		$2,346.1	$258.1	$377.7	$1,282.7	$202.9
GDP per capita (2014)(2)	$17,468.70	$12,923.38	(3)	$16,155.10	$22,333.10	$13,046.40	$17,167.00	$12,068.80

(1)	The World Bank national accounts data based on current U.S. dollar. (http://data.worldbank.org/indicator/NY.GDP.MKTP.CD)
(2)	The World Bank Data: GDP per capita based on purchasing power parity, except for Argentina (http://data.worldbank.org/indicator/NY.GDP.PCAP.PP.CD).
(3)	Calculated based on GDP (current U.S.$) divided by 2014 total population.

Source: The World Bank.

Form of Government and Political Parties

Venezuela is divided into 23 states, a capital district and various federal dependencies.

Venezuela has had a democratically-elected Government since 1958, following the overthrow of a military dictatorship. The current Constitution, adopted in 1999, establishes the structure of the Government, including the division of powers among the executive, legislative, judicial, civic and electoral branches, as well as individual and collective rights and duties.

Political Parties

Prior to the mid-1990s, the two largest political parties in Venezuela had been Acción Democrática, referred to as AD, and Partido Social Cristiano, referred to as COPEI. These parties attracted support from a wide spectrum of political interests. Between 1958 and 1993, representatives of AD held the presidency five times and representatives of COPEI held the presidency twice. Commencing with the presidential election in 1993, voters became dissatisfied with AD and COPEI and several new coalition parties recorded electoral victories. In 1993, Rafael Caldera was elected President on the Convergencia party ticket. Former President Caldera had previously served as President between 1974 and 1979 as the COPEI candidate. In elections held in December 1998, Hugo Chávez Frias was elected as the candidate from the Movimiento Quinta República party, with support from other minor parties to the left of AD and COPEI. In accordance with the results of a popular referendum held in 1999, a constituent assembly was created to propose a new Constitution. The constituent assembly proposed a new Constitution, which was approved by the Venezuelan electorate and became effective on December 30, 1999. Former President Chávez was subsequently re-elected as President in elections held in 2000 following the adoption of the new Constitution and again in elections held in 2006 and 2012.

In December 2006, President Chávez proposed the creation of a unified political party, the PSUV, comprised of those political parties that supported the President. The PSUV officially registered with the National Electoral Council (Consejo Nacional Electoral) on April 17, 2008. In 2010, the PSUV joined other political parties that supported President Chávez and created the Alianza Patriótica, or Patriotic Alliance, to campaign for the September 2010 National Assembly elections. Parties that support the President are not obligated to join PSUV and could remain autonomous. The Great Patriotic Pole Simon Bolivar (El Gran Polo Patriótico Simón Bolívar) is a coalition of political parties and social movements in Venezuela on the left side of the political spectrum that was created in 2012 to support the re-election of President Chávez. The Great Patriotic Polo Simón Bolívar has submited a list of parliamentary candidates it is supporting for the December 6, 2015 National Assembly elections.

The opposition alliance, MUD, was created on January 23, 2008, and restructured on June 8, 2009. MUD is an alliance among various opposition parties of the then Chávez administration. MUD held primary elections on February 12, 2012, to select a presidential candidate to run against President Chávez in the 2012 elections. The candidate elected during the primary elections was Henrique Capriles Radonski, a former Governor of the Miranda State. On October 7, 2012, former President Chávez was re-elected President for a six-year term, receiving 55% of the vote. On December 16, 2012, Mr. Capriles was elected Governor of the Miranda State.

Current Presidential Administration

On March 5, 2013, President Chávez died of cancer. Pursuant to the Constitution, Vice-President Nicolas Maduro became acting interim President and new elections were planned for April 2013 to elect a President to serve the remainder of the Presidential term. On March 8, 2013, the Venezuelan Supreme Court issued a decision that Mr. Maduro serve as acting President and a Presidential candidate at the same time under the Venezuelan Constitution. Henrique Capriles Radonski temporarily withdrew from his position as Governor of Miranda State to run as the opposition candidate to Mr. Maduro. In the election held on April 14, 2013, acting President Maduro was elected President for a six-year term, obtaining 50.6% of the vote, with Mr. Capriles receiving 49.0% of the votes cast.

The Maduro administration currently is pursuing policies initiated by the Chávez administration. President Maduro presented the Plan of the Nation, first introduced by former President Chávez during his 2013 presidential campaign and later implemented by President Maduro, which is a roadmap for the second stage of Venezuela's transition to socialism. The Plan of the Nation establishes a series of macroeconomic targets and social programs and is founded on five strategic objectives: (1) the preservation of Venezuela's independence; (2) the continued development of Bolivarian socialism for the 21st century; (3) the transformation of Venezuela into a regional social, economic and political power; (4) contribution to the development of a multipolar geopolitical order to promote peace and stability; and (5) preserving life on earth and saving the human race.

Organization of the Venezuelan Government

The Government is comprised of five branches at the national level, as well as state and local governments. The following is a description of the role of the various branches of Government:

The Executive Branch. Executive power is vested in the President and the Vice President, who is appointed by the President. Under the Constitution, the President is elected for a term of six years and may be re-elected for unlimited six-year terms. The Constitution provides that the public can call for a legally-binding recall referendum at any time after the midpoint of the President's six-year term. Ministers are also appointed by the President and head the various executive departments. These Ministers together constitute the Council of Ministers. Under the 1999 Constitution, the President is the commander-in-chief of Venezuela's armed forces. The different services within Venezuela's armed forces report to the Minister of Defense.

The Legislative Branch. National legislative power is vested in the National Assembly. National Assembly members are elected by universal suffrage for terms of five years and may be re-elected for unlimited five-year terms. The number of members of the National Assembly is determined by the National Electoral Council on the basis of proportional representation by state.

The Judicial Branch. Judicial power is vested in the Supreme Court and various lower tribunals. The Supreme Court is the final court of appeals. It has the power to declare null and void laws, regulations and other acts of the executive or legislative branches that conflict with the Constitution. The Constitution provides that the National Assembly will appoint the justices of the Supreme Court for twelve-year terms. Initially, the Supreme Court Law (Tribunal Supremo de Justicia) provided for 20 judges of the Supreme Court. In May 2004, the National Assembly approved an amendment to the Supreme Court Law which increased the number of judges to 32. An absolute majority of the National Assembly can fill the new positions created by the amendment and can also remove a judge from the Supreme Court. In March 2010, a nominating committee was appointed to designate nominees to fill several expected vacancies. On December 28, 2014, the National Assembly selected 12 new judges of the Supreme Court to replace outgoing judges.

The Civic Branch. The civic branch is responsible for preventing, monitoring and sanctioning ethical and moral violations in connection with public administration. This branch is comprised of three entities: the Ombudsman (Defensoría del Pueblo), which promotes and monitors the protection of human rights; the Prosecutor General's Office (Fiscalía General de la República), which promotes the fair administration of justice and judicial processes; and the Comptroller General of the Republic (Contraloría General de la República), which monitors and controls the administration of the Government's assets, revenues and public debt. The heads of these entities are appointed by the National Assembly. Candidates are evaluated and qualified by a committee of the National Assembly based on various criteria, such as education level and experience. Appointments are for seven-year terms. In December 2014, the National Assembly selected new appointees for the positions of Ombudsman, Prosecutor General's Office and Comptroller General of the Republic for the period of 2015–2022.

The Electoral Branch. The electoral branch, which was created under the Constitution, is responsible for promulgating rules and regulations concerning elections. The electoral branch also monitors electoral processes, campaign financing and campaign advertising. The electoral branch operates through the National Electoral Council. The head and board of directors of the National Electoral Council are appointed by the National Assembly.

The State Governments. State executive power is exercised by a Governor who is elected by universal suffrage within each state. State legislative power is vested in state assemblies whose members are also elected by universal suffrage within each state.

National Assembly

On December 22, 2010, the National Assembly approved an amendment to its Internal Rules of Debates, lowering the minimum number of meetings and limiting the time for speeches in the National Assembly. Elections for the 165 seats in the National Assembly were last held on September 26, 2010, and are expected to be held in late 2015. In 2010, the PSUV won 97 seats, another party aligned with the Chávez administration won 1 seat and opposition parties won the remaining 67 seats.

While a three-fifths majority is required to enact enabling laws (Leyes Habilitantes), legislation that gives the President the power to issue laws without the approval of the National Assembly, a two-thirds majority is required to pass organic laws (Leyes Orgánicas), laws related to the structure and function of the Republic and a simple majority is required to approve ordinary laws. Currently, the PSUV, together with parties aligned with it, has enough seats in the National Assembly to pass enabling laws, organic laws, and ordinary laws. Most of the National Assembly Committees are led by the PSUV. As of August 20, 2015, President Maduro's political party held 96 seats in the National Assembly. The next elections for the National Assembly are scheduled for December 6, 2015. The following table sets forth the number and party affiliations of the National Assembly as of September 30, 2015:

Political Party	No. of Seats
PSUV	96
Partido Comunista de Venezuela	3
Un Nuevo Tiempo	15
Acción Democratica	13
Copei	6
Primero Justicia	10
Independiente	8
Others	11

Total	162

Enabling Laws

In December 2010, the National Assembly passed the 2010 Enabling Law, granting former President Chávez the power to legislate and approve laws by decree for a period of 18 months in a number of areas, including, among others, infrastructure, transportation, housing and public services. The passage of the 2010 Enabling Law resulted in part from the need for the Government to act quickly and decisively in response to record rains and floods that left thousands of Venezuelans without homes, jobs and access to basic services and seriously affected agricultural production. For the period during which the 2010 Enabling Law was in effect until its expiration in June 2012, former President Chávez issued 54 decrees for the following purposes, among others:

•	addressing the need for permanent housing for those persons who lost their homes to floods or mudslides;

•	creating an emergency fund to direct resources towards large-scale housing projects. For information about the emergency fund, refer to "Bolivarian Republic of Venezuela—The Venezuelan Economy Housing Programs";

•	a law on fair costs and prices that, as of November 2011, created a new commission to regulate prices and profit margins;

•	creating the Socialist Agricultural Development Fund (Fondo para el Desarrollo Agrario Socialista or "FONDAS") for the reconstruction of the agricultural sector;

•	strengthening the Institutional Law of the Banking Sector to increase protection against fraud;

•	providing persons of limited resources in Venezuela with decent housing through the Venezuela Great Housing Mission (Gran Misión Vivienda Venezuela);

•	amending the existing Labor Law to improve labor conditions for workers;

•	amending the Law Creating the Special Tax on Extraordinary Prices and Exorbitant Prices in the International Hydrocarbons Market (Ley que crea Contribución Especial por Precios Extraordinarios y Precios exorbitantes en el Mercado Internacional de Hidrocarburos) (the "Oil Windfall Profits Tax") to repeal certain provisions governing PDVSA's contributions to FONDEN as well as allocating funds to various projects. For more information, see "The Venezuelan Economy—International Reserves—BCV Transfers";

•	nationalizing several companies in key sectors of the economy to improve productivity;

•	creating the State Council to address matters of national interest; and

•	reforming the Organic Law of the Public Sector for the Financial Administration (Ley Orgánica de Administración Financiera del Sector Público or "LOAFSP") in order to allow the Executive branch to issue debt that exceeds the limits established by annual Special Debt Laws. For more information on LOAFSP, see "The Venezuelan Economy—Economic Policy and Legislation—The Public Finance Law."

In November 2013, the National Assembly passed the 2013 Enabling Law, granting President Maduro the power to legislate by decree on economic and other matters for a period of twelve months, without requiring the separate approval of the National Assembly. The 2013 Enabling Law was enacted to permit the Government to fight corruption and take quick decisive action in the economy. Through November 2014, President Maduro issued decrees covering a number of domestic security and economic areas, including, the following:

•	The law establishing CENCOEX and CORPOVEX, published in the Extraordinary Official Gazette No. 6,116, Decree No. 601, dated November 29, 2013, aimed to manage all import and export activites of the Republic. CENCOEX was created for the purpose of developing and implementing policies on foreign exchange, exports, imports and inbound and outbound foreign investment into the country. CORPOVEX manages imports to meet the country's needs, ensures the best conditions in terms of quality and price of products and goods; achieves maximum efficiency in the country's import/export process, and centralizes the provision of non-oil exports. For more information, see "Introduction and Recent Developments—Recent Economic Developments" and "The Venezuelan Economy—Economic Policy and Legislation—Exchange Control Regime."

•	The Organic Law of Fair Prices superceded the Law on Fair Costs and Prices, published in the Official Gazette No. 40,340, Decree No. 600, dated January 23, 2014, and aims to reduce inflationary pressures by supplementing existing regulations of fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law also created SUNDDE by merging the INDEPABIS and SUNDECOP, the governmental entities previously charged with verification of fair prices. SUNDDE's objectives include determining fair prices for goods and services through cost structure analysis establishing a profit ceiling and controlling economic and commercial activity in order to protect citizens' incomes and wages. Decree No. 1,467 amended the Organic Law of Fair Prices, as published in Extraordinary Official Gazette No. 6,156, dated November 19, 2014. The amendment increased the penalties for violations of the fair price rules, created the National Indendancy for the Protection of Worker's Salary to provide a legal platform for workers to file claims against businesses that engage in alleged hoarding or speculation, and provides a mechanism for the continual adjustment of fair pricing in all stages of the chain of production, distribution, importation, transportation and marketing of goods and services. For more information, see "The Venezuelan Economy—Inflation."

•	The Law Regulating Real Estate Leases for Commercial Use, published in the Official Gazette No. 40,418, Decree No. 929, dated May 23, 2014, imposed limits to the amount of rent commercial property owners can charge. The law allows the lessor and lessee to choose among a fixed rental payment, variable rental payment based on the percentage of sales, or a mixed rental payment (including fixed and variable rental payments components). The law also provides formulas and guidelines to determine the rental amounts assessable.

•	The Law of the Exchange Regime and its Crimes, published in the Extraordinary Official Gazette No. 6,150, Decree No. 1,403, dated November 18, 2014, provides that (i) any person who uses foreign currency acquired for a purpose not in line with the Republic's exchange rate mechanism may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (ii) the falsification or forgery of financial statements may be punished by imprisonment for between one to three years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (iii) those who directly or indirectly promote or encourage the commission of illegal acts may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per dollar or equivalent currency. As of February 2015, one taxable unit equals Bs.150 or approximately U.S.$23 (published in Official Gazette No. 40,608, dated February 25, 2015). The SENIAT adjusts the taxable unit during the first fifteen days of February each year to adjust for the change in CPI as compared to the prior year. For more information, see "The Venezuelan Economy—Economic Policy and Legislation—Exchange Control Regime."

•	The Organic Law of Missions, Great Missions and Micro-Missions, published in the Extraordinary Official Gazette No. 6,154, dated November 19, 2014, established social programs aimed in the areas of education, food, health and others, to improve the social welfare of poor Venezuelans. Micro-Missions focus on resolving discrete problems that confront communities from time to time. Missions focus on addressing the root causes of poverty in order to increase the social welfare of Venezuelan citizens. Great Missions focus on resolving socioeconomic problems that require collaboration between different sectors of the economy and Government agencies. For more information, see "Bolivarian Republic of Venezuela—Social Programs—Missions."

•	Regulations under the Law of Disarmament, Arms Control and Ammunition, published in the Extraordinary Official Gazette No. 6,129, Decree No. 881, dated April 8, 2014, aims to regulate and control the use, registration, manufacture, sale, supply, storage, registration, import, export, transit and transportation of all kinds of weapons, ammunition and components.

In March 2015, the National Assembly passed the Enabling Anti-Imperialist Act, enabling President Maduro to pass laws through presidential decree from March 15 to December 31, 2015 in matters relating to economy and other areas. Such act was published in the Extraordinary Official Gazette No. 6,178, dated March 15, 2015.

For more information, see "The Venezuelan Economy—Economic Plan—Introduction and Overview."

The Federal Government Council

On February 22, 2010, the Organic Law of the Federal Government Council (Ley Orgánica del Consejo Federal de Gobierno) was passed, creating the Federal Government Council (Consejo Federal de Gobierno). The Federal Government Council is chaired by the Vice President of the Republic and is composed of all the Ministers and Governors, one Mayor of each state and 20 citizens of communal entities created under the Popular Power regime. It is the body responsible for planning and coordinating policies and actions in order to continue with the process of transferring authority from the national government to states and municipalities. Its executive arm is the Inter-Territorial Compensation Fund ("ICF"), which finances public investment aimed at promoting balanced regional development, cooperation and support of policies and development initiatives from the various regional public bodies, focusing on essential services and projects in the regions of the less developed communities. Pursuant to the law, the President may create special development districts to promote economic, social, scientific and technological projects within a given region. One of the priorities of the Federal Government Council is to fund, promote and monitor compliance of all planned investments and priorities including those having to do with the mission of building adequate housing throughout the country, with the support and cooperation of regional and local governments. The budget of the Federal Government Council comes from executive branch contributions, assigned resources, other earned income, donations, and sources arising from other laws, such as those relating to the Law of Special Economic Assignments Derived from the Mines and Hydrocarbons Activity (Ley de Asignaciones Económicas Especiales Derivadas de Minas e Hidrocarburos). As of 2011, approximately Bs.5.0 billion had been transferred to the Federal Government Council. As of 2012, approximately Bs.19.2 billion had been transferred to the Federal Government Council. As of 2013, approximately Bs.29.0 billion had been transferred to the Federal Government Council. Finally, by the end of 2014, approximately Bs.28.6 billion had been transferred to the Federal Government Council.

In 2014, the Federal Government Council approved two investment plans to fund local governments throughout Venezuela. First, in February 2014, the Federal Government Council allocated 70% of the annual ICF to local governments to finance local projects. Second, in June 2014, the Federal Government council approved the second investment plan to reapportion ICF funding in accordance with the needs of local projects.

Domestic and Regional Initiatives

The Maduro administration is pursuing the policies initiated by the Chávez administration that are aimed at transforming Venezuelan society within a model that is broadly referred to as "Socialism for the 21st Century," in which the concepts of political participation and social inclusion are cornerstones. At the same time, the Maduro administration is developing a variety of economic integration agreements under the "Bolivarian Alternative for the Americas" designed to strengthen economic, financial and technical cooperation among Latin American and Caribbean countries.

Domestic Initiatives

Given the profound economic disparities across social stratums, the domestic initiatives focus on the need to redirect economic resources to the poorer segments of society to create the proper conditions for sustainable growth and to maximize welfare for the inhabitants of Venezuela. In addition, the initiatives aim to give a greater voice to workers in business enterprises. The following are examples of initiatives that are being or have been undertaken:

•	the reallocation of unproductive business assets to more productive activities to promote job creation;

•	the creation of new ministries with responsibility for housing, nutrition, gender equality and financial aid;

•	the mandatory allocation of a portion of commercial banks' credit portfolios to pivotal economic areas such as housing, agriculture, tourism and manufacturing;

•	the strengthening of existing, and creation of new, national development and social funds to provide specific resources to major infrastructure projects and massive social programs;

•	the introduction of diverse initiatives of co-management and self-management among workers, employers and supervisors, as options to reshape either state companies and/or abandoned manufacturing facilities, as a fast-track measure to activate these entities and to promote stable job generation;

•	the creation of government-owned entities to provide low-cost commercial services with a high level of social impact, such as airlines, telecommunications and food chain distribution;

•	the formation of joint ventures for certain cement and chemical companies and foodstuff producers and retailers;

•	the creation of the National Company for Public Works (Empresa Nacional de Obras Públicas) for carrying out public works;

•	the enactment of the Law on Fair Costs and Prices, as superseded by the Organic Law of Fair Prices, for the purpose of reducing inflation by establishing the cost structure and controlling the excessive profits of companies;

•	the formation of funds by public sector financial institutions to provide financing for the acquisition and repair of rental housing;

•	the creation of Missions with the objective of providing social services in sectors such as health, education and employment;

•	the formation of two funds: National Savings Fund for the Working Class (Fondo de Ahorro Nacional para la Clase Obrera) and the Popular Savings Fund (Fondo de Ahorro Popular or "FAP"), for purposes of promoting savings and alternative methods for the payment of social debts;

•	the implementation of the plan Street Government (Gobierno de Calle), which seeks to establish direct contact with workers, students and communities throughout the country;

•	the purchase of all companies in the electric sector and the National Telephone Limited Company of Venezuela (Compañía Anónima Nacional Teléfonos de Venezuela), referred to as CANTV, Venezuela's largest telephone carrier, to secure stability in service rates and minimize their impact on inflation;

•	the purchase of all companies in the cement sector and Siderúrgica del Orinoco, C.A., referred to as SIDOR, Venezuela's largest steelmaker, to help reduce prices in Venezuela;

•	the purchase of Bank of Venezuela (Banco de Venezuela, S.A.), the largest bank in Venezuela, and the nationalization of additional banks;

•	the creation of the "Tarjeta Somos" program, which provides young people access to various financial services and financial and economic activities;

•	the creation of a joint venture between Venezuela and Mabe de Venezuela to increase the domestic production of household goods, such as kitchens and washing machines; and

•	the signing of agreements and joint ventures between Venezuela and several automobile and automotive-related companies to assemble cars, tractors and trucks as well as automobile engines.

Regional Initiatives

President Maduro has continued initiatives commenced by former President Chávez to promote the integration of countries in Latin America through the regional development of trade and energy, including the following:

•	Mercosur. In 2004, Venezuela became an associate member of Mercosur, a trade bloc promoting free trade among its member countries. In May 2006, the Republic agreed to the protocol for admission as a full member, including a timetable for bringing down mutual trade barriers and a final deadline of January 1, 2014, for full liberalization of trade among all members. Under the protocol, the Republic agreed to adhere to all key Mercosur codes and adopt Mercosur's common external tariffs before admission as a full member. Lawmakers from Argentina, Brazil and Uruguay had approved Venezuela's entry as a full member of Mercosur. On July 31, 2012, Venezuela was accepted as a full member of Mercosur and on the same date a Presidential Commission was created to assist with the full integration of Venezuela in Mercosur. According to the protocol, the Republic will have up to four years after becoming a full member to adopt the rules and the Common Foreign Customs ("ACE") of the regional bloc. In July 2013, when the Venezuelan government assumed temporary leadership of Mercosur, it developed an agenda covering various topics related to foreign trade, health, public safety, science and technology, transportation, education, consistent with the assumption of the presidency. On December 18, 2013, Venezuela became a full member of Mercosur.

•	ALBA. In December 2004, the Bolivarian Alternative for the Americas ("ALBA") commenced when the Republic and Cuba signed the first ALBA exchange agreement. Since that time, ALBA has become an international cooperation organization based upon the concept of social, political and economic integration between the countries of Latin American and the Caribbean. As of August 2014, ALBA countries included Venezuela, Cuba, Bolivia, Nicaragua, Dominican Republic, Ecuador, Antigua and Barbuda, Saint Vincent and the Grenadines, Saint Lucia, Grenada and the Federation of Saint Kitts and Nevis. In January 2008, the member nations of ALBA created the Bank of the ALBA primarily to advance industrial and agricultural production among its members and support social projects, as well as multilateral cooperation agreements among its members, particularly in the field of energy. Also in 2008, the Bank of the ALBA began participating in a joint venture with PetroCaribe as part of an effort to address food shortage problems in Central American and Caribbean countries. The Bank of the ALBA has an initial start-up capital of U.S.$1.0 billion and is headquartered in Caracas. As of December 31, 2014, the Bank of the ALBA had capital in the amount of U.S.$855.5 million. The Republic is the principal contributor to the Bank of the ALBA; its contributions represent 73.2% of the bank's capital.

•	SUCRE. In October 2009, the member countries of the ALBA signed a treaty to establish the Unitied System for Regional Compensation (Sistema Unitario de Compensación Regional de Pagos or "SUCRE"). In January 2010, SUCRE officially came into effect, creating an instrument for commercial transactions among ALBA member countries. The SUCRE system allows those ALBA member countries that buy goods from each other to pay and receive payment using their domestic currency. This enables countries to conserve foreign currency and lower transaction costs, opening the way for further trade developments between the member countries. Initially, SUCRE will serve only as a common type of payment for commercial transactions between the member countries. As the system further develops, SUCRE will serve as a common unit of account between importers and exporters. At its final stage, SUCRE is expected to reach a consolidation phase, which will give SUCRE value as a means of payment and value in its reserve among the member countries. As of December 31, 2014, one (1) unit of SUCRE was the equivalent of U.S.$1.25, which represents an intermediate value between the U.S. dollar and the Euro. Transactions processed by SUCRE amounted to U.S.$270 million in 2011, U.S.$1.1 billion in 2012 and U.S.$908 million in 2013. Transactions processed by SUCRE amounted to U.S.$270.0 million in 2011, U.S.$1.1 billion in 2012, U.S.$909.0 million in 2013, and U.S.$497.0 million in 2014.

•	Petroamerica. The Republic has been instrumental in the creation of Petroamérica, an energy union among Latin American countries to use strategic energy resources to improve societies throughout the continent. The regional integration of state energy companies are divided into Petrosur, comprising Argentina, Brasil, Uruguay and Venezuela, PetroCaribe, comprising the Caribbean, and Petroandina, comprising of Bolivia, Ecuador, Colombia, Peru and Venezuela. In addition, PDVSA has been involved with several energy developments in Latin America through its subsidiaries in Bolivia, Ecuador, Argentina, Brazil, Uruguay and Paraguay to develop the energy market in the region. These regional arrangements are intended to strengthen Venezuela's presence in the international markets by eliminating trade barriers, increasing its refining infrastructure and reducing costs.

•	Banco del Sur. Venezuela is a charter member of Banco del Sur, a regional development finance institution which will serve to foster regional integration through the financing of major integration projects in South American countries. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the countries agreed to contribute a total of U.S.$7.0 billion in initial capital, and in September 2009 the seven countries signed the constitutive act officially creating Banco del Sur. In April 2012, the Banco del Sur treaty was ratified by the National Assembly. In June 2013, Banco del Sur held its first meeting of the Council of Ministers in order to address operational issues.

•	UNASUR. The South American Union of Nations (Unión Sudamericana de Naciones or "UNASUR,"), was officially established on May 23, 2008, when the leaders of the 12 member nations signed the Constitutive Treaty of UNASUR. The UNASUR members are: Argentina, Bolivia, Brazil, Chile, Colombia, Ecuador, Guyana, Paraguay, Peru, Suriname, Uruguay and Venezuela. UNASUR was created as an intergovernmental regional body aimed at improving economic and political integration in South America. UNASUR acted as an international observer to support the April 2013 Presidential election in Venezuela and more recently has acted to support negotiations between the Maduro Administration and members of the opposition aimed at addressing the recent unrest in Venezuela. On March 15, 2015, UNASUR requested the United States government lift sanctions against Venezuela. It also urged the international community to abstain from any unilateral action against Venezuela.

•	CELAC. The Community of Latin American and Caribbean States is a regional bloc of Latin American and Caribbean states created on December 3, 2011. CELAC's purpose is to promote Latin American integraton by creating a forum where Latin Amercian countries can enage in political dialogue. There are 34 members: Antigua, Barbuda, Argentina, Bahamas, Barbados, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Cuba, Dominica, Ecuador, El Salvador, Guatemala, Grenada, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Paraguay, Peru, Panama, Dominican Republic, Saint Kitts and Nevis, Saint Vincent and The Grenadines, St. Lucia, Suriname, Trinidad and Tobago, Venezuela and Uruguay.

Social Programs

Missions

Beginning in 2002, the Government initiated social programs, called Missions, to provide social services in sectors such as health, education and employment in order to address the most pressing issues affecting those in need. The national budgets of 2010, 2011, 2012, 2013, 2014, and 2015 allocated Bs.5.6 billion, Bs.6.1 billion, Bs.8.0 billion, Bs.5.9 billion, Bs.25.4 billion and Bs. 27.2 billion, respectively, to the Missions.

The Complementary Special Indebtedness Annual Law for Fiscal Year 2011 incorporated three new Missions: The Great Mission Agro-Venezuela (La Gran Misión AgroVenezuela), the Housing Mission (LaGran Misión Vivienda Venezuela) and the Knowledge and Work Mission (La Gran Misión Saber y Trabajo Venezuela). The Great Mission Agro-Venezuela was aimed at achieving food sovereignty by providing financing, agricultural infrastructure and equipment and agricultural machinery. The Housing Mission was aimed to provide financing for the production of construction material, the proper preparation of lands for building, and the building of housing. The Knowledge and Work Mission was focused on the development and continuity of large transportation infrastructure, energy, agroindustrial, and industrial projects. The law aimed to provide Bs.45.0 billion for social investment under these Missions in the wake of natural disasters affecting Venezuela.

In 2014, the Law for Great Missions was passed, to relaunch of the system of Missions and Great Missions. This relaunch entailed the review of all Missions, merging programs with similar aims and beneficiaries, and the refinement of Mission mandates. The law also contemplates a new Mission management system. The Missions were divided and grouped into seven areas: education, work, public health, social protection, food, housing and habitat, and security and basic services.

Notable Missions in operation as of July 2015 include:

•	The Plan Barrio Nuevo, Barrio Tricolor, created in August 2009 to renovate beautify and maintain the water, waste removal and electrical infrastructure of Venezuela's barrios (suburbs), and was redesignated as a Great Mission in November 2013. The Mission has renovated 200 communities, beneftting approximately two million families.

•	The Gran Misión a Toda Vida Venezuela, created in July 2012 to combat insecurity in the country with the aim of reducing crime rates and addressing the structural and situational factors that generate violence and crime.

•	Gran Misión Eficiencia o Nada, created in 2013 to improve government efficiency. Through this Mission, 30,584 inspections have been made as of July 2015 to combat corruption in Venezuela and to assess the progress of projects undertaken by the Executive branch. The inspections have been carried out in the areas of food, health, municipalities, land, agriculture, and education, trade and industry in certain states including Miranda, Vargas, Cojedes, Carabobo, Tachira, Falcon, Anzoategui and Apure, and the Capital District. As of July 2015, there were 3,430 active inspectors.

•	Misión Negro Primero, created in May 2013 to provide social support and protection to members of the Bolivarian National Armed Force and their families through the provision of credits for housing, vehicles and the purchase of domestic appliances.

•	Misión Eléctrica de Venezuela, created in September 2013 to transform the National Electricity System and to coordinate the various institutions, communities and companies involved in the program.

•	Misión Jóvenes de la Patria, created in October 2014 to promote the personal development, mobilization and social inclusion of young Venezuelans by promoting their potential and fostering a new culture based on solidarity and responsible enjoyment.

•	Gran Misión Hogares de la Patria, created in June 2014 to provide comprehensive care for the most vulnerable sectors and those Venezuelan households in poverty and extreme poverty. Through this Great Mission, 13,162 elderly in extreme poverty have been incorporated to the pension system.

•	Misión Nevado, created in December of 2013 to rescue and protect street animals.

•	Misión Transporte, created in March of 2014 to develop Venezuela's public transportation system.

•	Misión Alimentación, created in April of 2003 to promote the equal distribution of food to the Venezuelan population, especially the low income population.

The Missions have been credited with helping to: reduce the percentage of households in extreme poverty from 10.8% in 1998 to 5.4% in 2014; increase life expectancy from 72 years in 1998 to 75 years in 2014; lower the level of wealth inequality, measured through the Gini coefficient, from 0.486 in 1998 to 0.382 in 2014; increase the average number of years in schooling for those aged 25 years and above from 7.35 years in 1998 to 9.57 years in 2014; and advance the country to the high human development category in the United Nations's Human Development Index.

Other Social Programs and Policies

In 2014 the Bases of Socialist Missions (Bases de Misiones Socialistas) were created in order to deliver health, nutrition and education services to poor communities, as part of the National Campaign for the Eradication of the Extreme Poverty. The first Base was inaugurated on June 7, 2014. As of April 2015, a total of 530 Bases have been built throughout the country. The goal for 2015 is to install 1,500 Bases for the 1,500 poorest communities in the country.

The country also provides old-age pension. In 2015, the old-age pension is Bs.7,421.60 per month, the equivalent to U.S.$1,178.03 per month (assuming an exchange rate of Bs.6.30 = U.S.$1). The number of pensioners in Venezuela has been increasing; as of 2011, 2012, 2013 and 2014, there were 1,916,618, 2,436,278, 2,538,113 and 2,565,725 pensioners, respectively.

The Government has created a number of state-owned entities to provide low-cost commercial services and to stimulate domestic production. Between 2006–2014, the Republic created state-owned entities, which include:

•	Conviasa, a state-owned international airline company;

•	Venirauto, a car manufacturing joint venture of which 36% is owned by Iran and 64% by Venezuela, created in 2006 to stimulate the production and distribution of low-cost automobiles;

•	Venetur S.A., created in 2006 to promote tourism and market hotel services;

•	Bolivariana de Seguros y Reaseguros S.A., created in 2009 to provide insurance coverage to government employees and individuals with limited protection;

•	Seguros la Previsora, created in 2010 to expand insurance coverage to additional sectors of the economy;

•	the National Company for Public Works (Empresa Nacional de Obras Públicas), created in 2011 to develop highways, infrastructure and housing projects;

•	Inmobioliaria Nacional S.A., created in 2011 to provide real estate services for primary residence housing;

•	Venedom S.A., created in 2011 to promote the development of the coffee industry;

•	Venvidrio C.A., created in 2011 to produce and commercialize glass products;

•	Venetur S.A., created in 2006 to promote tourism and market hotel services;

•	Corposervica, created in 2012 to provide for private security services to various government institutions;

•	Farmapatria, C.A., created in 2012 to a network of discount drug stores across the country;

•	Fábrica de Productos para la Higiene y Mantenimiento del Hogar, Industrias e Instituciones, S.A. (Limpihogar), created in 2012 to provide cleaning and housing maintenance products;

•	Venezolana de Motores (Venmotor), created in 2012 to assemble and produce engines;

•	Venezolana de Envases de Aluminio (Venenvases), created in 2013 to produce products of all kinds including packaging;

•	Venezolana de Cerámicas, Forjas y Aceros (Forjacero), created in 2013 to produce and commercialize various steel products for the national industry;

•	Venezolana del Cartón (Vencarton), created in 2013 to produce and commercialize cartons and laminated paper;

•	Venezolana de Válvulas y Grifos (Valerisa), created in 2013 to produce and commercialize various non-ferrous metal products, including brass, copper and aluminum, for infrastructure projects;

•	Venezolana de Motos (Vemoca), created in 2013 to produce and commercialize motorcycles and automotive components; and

•	Café Venezuela y Cacao Venezuela, a chain of sixteen stores created in 2014 to provide a forum for women’s social organizations to sell food products and to foster women’s participation in the economy generally.

Housing Programs

In November 2010, in response to heavy flooding caused by two weeks of torrential rains, the Government declared a 90-day state of emergency in several states and announced a U.S.$2.3 billion (Bs.10.0 billion) special fund for flood victims. The torrential rains, flooding and landslides caused approximately 130,000 people to flee their homes in 11 of the 23 states. Approximately 35 bridges collapsed, 264 roads were damaged or destroyed and 46,000 hectares (113,620 acres) of cultivated land were ruined.

President Chávez, through the Enabling Law of 2010, issued a decree to create the Simon Bolivar Fund for Reconstruction (Ley Orgánica de Creación del Fondo Simón Bolívar para la Reconstrucción) to provide relief aid for the construction of housing in order to help thousands of people displaced by the severe rains. The fund was reorganized in March 2012 and Fondo Simón Bolívar para la Reconstrucción, S.A., a company created by the National Council of Housing and Habitat (Organo Superior de Sistema Nacional de Vivienda y Habitat) became the fund manager. As of December 31, 2010, the fund managed approximately Bs.3.4 billion (U.S.$796 million). As of December 31, 2011, the fund managed approximately Bs.37.9 billion (U.S.$8.8 billion), of which Bs.17.2 billion (U.S.$4.0 billion) was provided by PDVSA during 2011. As of December 31, 2012, the fund managed approximately Bs.41.0 billion (U.S.$9.5 billion), which was provided by various governmental entities during 2012. As of December 31, 2013, the fund managed approximately Bs.11.0 billion (U.S.$2.0 billion), which was provided by various governmental entities during 2013.

On January 18, 2011, President Chávez issued a decree to create the Decree of Decent Shelters to Protect the Population in Case of Emergency or Disaster (Ley Especial de Refugios Dignos Para Proteger a La Población en Caso de Emergencias o Desastres), published in the Official Gazette No. 39,599, dated January 21, 2011, establishing a shared responsibility between the Government and the population to protect the well-being of all those affected by natural disasters. The law classified all shelters into categories and stipulates that economic support such as scholarships, pensions and special allotments of resources is to be provided to resident families depending on the situation of each family unit. The law called for the creation of Popular Housing Committees to create organized networks of shelter residents, and stipulated that every 20 families are to elect their own representatives to those Committees. The Committees have the legal authority to call meetings, form commissions and organize the internal day-to-day operations of these shelters.

The Complementary Special Indebtedness Annual Law for Fiscal Year 2011 allocated approximately Bs.10.0 billion (U.S.$2.3 billion) for the Government housing program, Gran Misión Vivienda Venezuela. As of December 31, 2011, approximately Bs.7.9 billion (U.S.$1.8 billion) had been spent building approximately 49,420 new homes in the western and central regions of Venezuela that were most affected by the torrential rains. As of December 31, 2012, approximately Bs.5.2 billion (U.S.$1.2 billion) had been spent building approximately 19,557 new homes in those regions. In 2013, the Government allocated approximately Bs.10.1 billion (U.S.$2.4 billion) of the national budget to the program. In 2014, the Government allocated approximately Bs.18.1 billion (U.S.$3.0 billion) of the national budget to the program. In 2015, the Government allocated approximately Bs.42.9 billion (U.S.$6.8 billion) of the national budget to the program. As of September 2015, 737,829 new homes, in the aggregate, have been built through Gran Misión Vivienda Venezuela.

Broadcasting Guidelines

On December 22, 2010, the Social Responsibility in Radio and Television Law was reformed to strengthen national content production and incorporate within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer's authority, or promote the violation of the law. Providers of electronic media are required to establish mechanisms to restrict the dissemination of messages in violation of the law, otherwise they are subject to penalty as delineated by the law.

Two Administrative Orders were enacted and subsequently published in the Official Gazette No. 40,415, dated May 20, 2014, establishing additional broadcasting guidelines:

(1) Administrative Order No. 27, establishing the Technical Standard on Domestic Audio-Visual Production Services, with the aim of developing the legal regime applicable to national audio-visual production services in accordance with the Social Responsibility in Radio and Television Law.

(2) Administrative Order No. 28, establishing, in accordance with the Telecommunications Organic Law (published in the Official Gazette No. 39,610, dated February, 7, 2011), the conditions for the provision of Domestic Audio-visual Production Services, with the aim of developing the legal regime applicable to the establishment, operation, supervision, inspection, control, regulation and monitoring of domestic audio-visual production services.

In July 2013, the Government created the Integrated Media System ("SIBCI"). SIBCI is conceived as a system to integrate, socialize and carry out the Government's communications policy, which includes areas of communication beyond the conventional media, such as billboards, flipcharts, loudspeakers, among many other forms of popular media. The SIBCI consists of two AM operators, two FM operators, seven operators in free-to-air broadcast television and six operators in open digital television (TDA/ISDBT-Tb). The total number of stations managed by SIBCI is 19 AM stations, 66 FM stations, 93 free-to-air broadcast television stations and 22 digital TV stations.

Other media administered by the state, but not included in SIBCI, consist of ten AM operators, 16 FM operators, three operators of over the air television and six operators of open digital television (TDA/ISBT-Tb). The total number of stations not managed by SIBCI is six AM stations, 37 FM stations, three free-to-air television stations and 22 stations open digital television.

In relation to the communications sector, in July 2014, Administrative Order No. 104 was approved, which established regulations governing international long distance telephone services and the transit charges applicable to the delivery of calls to fixed and mobile telephone networks in Venezuela (Official Gazette No. 40,469, dated August, 6, 2014).

Education Reform

In August 2009, the National Assembly approved the Organic Education Law (Ley Orgánica de Educación) to guarantee access to high quality education, free of charge, from childhood through the undergraduate university level. The law requires an annual increase in spending on education and mandates equality of conditions and opportunities, gender equity and the extension of educational facilities to rural and poor areas. Under the Education Law, the Government is in charge of several aspects of the education system, including infrastructure, curriculum and other administrative tasks. The passage of the Education Law was met with demonstrations both in support of and against the law. Various proposals for the new law have been made, but as of December 31, 2014, none have been enacted into the legal system.

Social Production Companies

In September 2005, former President Chávez issued a law-decree creating Social Production Companies (Empresas de Producción Social or "EPSs"). The EPSs are community-based, socially-minded economic entities financially assisted by the Government, dedicated to generating and providing goods and services necessary to satisfy the basic needs of the community. EPSs were established to provide the Venezuelan labor force with opportunities to participate in a variety of sectors of the economy, including the petroleum and mining sectors. EPSs are primarily operated by the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias, or "MPPI") through the Venezuelan Corporation of Guyana (Corporación Venezolana de Guayana or "CVG"), and by PDVSA. As of December 31, 2013, PDVSA was operating 20,000 EPSs and contributed Bs.19.7 billion in support of social projects developed by the Venezuelan government.

Communal Laws

The National Assembly approved five "popular power" organic laws in December 21, 2010. The five laws consist of: (1) The Organic Law of Popular Power (Ley Orgánica del Poder Popular), (2) The Organic Law of Popular and Public Planning (Ley Orgánica de la Planificación Pública y Popular), (3) The Organic Law of Communes (Ley Orgánica de las Comunas), (4) The Organic Law of Social Auditing (Ley Orgánica de la Contraloría Social) and (5) The Organic Law for the Communal Economic System (Ley Orgánica del Sistema Económico Comunal). These communal laws are intended to strengthen popular power and complement already existing laws such as the Communal Council Law and the Federal Government Council Law.

The Organic Law of Popular Power aims to develop and consolidate popular power to foster a more participatory democracy and create communal forms of self-government. The Organic Law of Popular and Public Planning outlines the organization and functions of the National System of Public Planning, a system that aims to optimize the processes of defining, formulating, executing and evaluating public policies. The Organic Law of Popular and Public Planning was amended on November 18, 2014, pursuant to Decree No. 1,406 (Extraordinary Official Gazette No. 6,148, dated November 18, 2014) to increase the participation of the Republic's citizens in the decision-making process through the participation of communes and communal councils. The Organic Law of Communes relates to the establishment and organization of communes in the country as well as the creation of Communal Parliament. The Organic Law of Social Auditing gives organized communities responsibility for auditing both public and private entities. This law was passed by the National Assembly in order to create a culture of social responsibility and to gain better control of public, private and community affairs that affect public welfare. The Organic Law for the Communal Economic System establishes a collective ownership regime. Under this law, people are permitted to organize in direct collective social ownership of businesses, household production units and exchange groups.

The National Assembly approved the Organic Law of Extraordinary Jurisdiction for the Adjudication of Communal Peace Issues (Ley Orgánica de la Jurisdicción Especial de la Justicia de Paz Comunal) in May 2012. The law aimed to resolve community-related issues through "peace judges" who would help facilitate the resolution of local disputes through approaches that seek value-creating solutions in contrast to traditional adversarisal court systems. Peace judges are elected to four-year terms by the local area or commune in which they live and are eligible for reelection. Although the peace judges do not have formal legal training, they are required to have basic competency in rules regarding inheritance, property ownership and renting.

Nationalizations and Expropriations of Private Companies

Commencing in 2007, President Chávez announced a plan to nationalize various strategic areas of the economy in order to further state control of the development of these sectors in Venezuela, including the acquisition of majority control of joint ventures in the Orinoco Oil Belt (heavy oil projects that had been authorized in the 1990s) in connection with the development of those resources. For information about nationalizations or expropriations in the oil industry, refer to "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Disputes Concerning the Oil Industry." Also, during 2007, the Government acquired majority interests in certain electricity and telecommunications companies that had been operated and controlled by the private sector through a process of negotiated acquisitions with the controlling shareholders of those entities.

In 2008, the Government nationalized companies in the steel and cement industries to provide for better control of inputs for construction and infrastructure. Although certain of the companies whose assets were nationalized initially filed claims under bilateral investment treaties ("BITs") for arbitration to determine amounts owed to them, the former owners ultimately reached mutual agreement with the Government regarding the amounts to be paid for the assets and the terms of the repayments.

During 2009 and 2010, the Government took control of certain hotels, banks, energy plants and oil rigs, insurance firms, farms, industrial warehouses, investment firms and supermarkets, among other entities and assets. The Government has consolidated the acquired assets into several Government-owned banks in an effort to organize the banking sector.

More recently, between 2010 and 2013, the Government nationalized companies in the food industry, including food producers and distributors and companies involved in the production of inputs for the food industry, such as glass manufacturers, in an effort to expand the supply of essential food items and control inflation in this sector of the economy.

External Affairs and Membership in International Organizations

Venezuela is a member of the United Nations and a founding member of the Organization of American States. It is also a member of OPEC, the International Monetary Fund ("IMF"), the World Bank, the Inter-American Development Bank ("IADB"), the General Agreement on Tariffs and Trade ("GATT"), the World Trade Organization ("WTO"), and Corporación Andina de Fomento, a multilateral development bank headquartered in Caracas ("CAF"), as well as other significant international organizations.

The Republic has traditionally consulted with various multilateral institutions, including the IADB, the World Bank and the IMF, on its economic programs, objectives, projections and policies. In particular, the Republic complies with Article IV of the IMF Articles of Agreement, which requires that member countries carry out annual consultations with the IMF. In April 2007, former President Chávez indicated that the Republic might exit the IMF and the International Bank for Reconstruction and Development (an institution of the World Bank), stating that the Republic did not agree with the policy objectives such institutions were pursuing with respect to the poorest nations. It was later announced that any decision on this matter would be subject to appropriate evaluation and analysis. To date, the Republic has not taken any formal steps to withdraw its membership in the IMF and the World Bank. In January 2012, the Republic formally withdrew from the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States ("ICSID Convention"). Pursuant to the ICSID Convention, the Republic's withdrawal became effective on July 25, 2012, six months after the receipt of the formal notice. However, the Republic has signed and ratified a number of BITs and a number of free trade agreements, which give investors the right to use other arbitration forums. In addition, certain arbitral forums may be available to investors by contractual agreement or under Venezuelan law.

In 2009, the Republic received a disbursement of Special Drawing Rights ("SDRs") from the IMF equivalent to approximately U.S.$3.5 billion. The SDR is an international reserve asset created by the IMF in 1969 to supplement member countries' official reserves, the value of which is based on a basket of four key international currencies and can be exchanged for freely usable currencies. This disbursement formed a part of the IMF's response to the global financial crisis in which it provided an aggregate of approximately U.S.$283.0 billion to central banks worldwide in order to boost reserves and increase liquidity in their financial systems.

Venezuela became a member of the Andean Community, an Andean regional integration alliance, whose other members include Bolivia, Ecuador, Colombia and Peru, in 1973. On April 22, 2011, Venezuela withdrew from the Andean Community; however, trade relations with Colombia, Peru, Bolivia and Ecuador continued on a bilateral basis on similar terms to those applicable to Andean Community members. The Republic is also a member with observer status of the Caribbean Community and Common Market, known as CARICOM.

The Republic has entered into a number of bilateral and multilateral trade and development agreements with countries in the region, such as: (1) agreements with Brazil covering energy, mining, military cooperation and the development of an offshore natural-gas project; (2) an agreement among Venezuela, Bolivia and Cuba signed in April 2006, and the subsequent addition of Honduras, Nicaragua and the Caribbean nation of Dominica, covering initiatives in trade, health and energy, among other matters; and (3) agreements to construct gas pipelines from Venezuela to Colombia, Brazil, Argentina, Uruguay, Paraguay and Bolivia. In 2014, Venezuela entered into several agreements with the Republics of Uruguay and Argentina covering cooperation in the fields of energy, health, defense, rail, science, technology and agribusiness.

In May 2011, the United States imposed sanctions on seven companies, including PDVSA, under the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, for their activities in support of Iran's energy sector. PDVSA was sanctioned due to the delivery of at least two cargoes of reformate to Iran between December 2010 and March 2011, worth approximately U.S.$50 million. Reformate is a blending component that improves the quality of gasoline. The sanctions imposed on PDVSA prohibit the company from competing for U.S. government procurement contracts, from securing financing from the Export-Import Bank of the United States and from obtaining U.S. export licenses. These sanctions do not apply to PDVSA subsidiaries and do not prohibit the export of crude oil to the United States.

In February 2013, the United States imposed sanctions on the Compañía Anónima Venezolana de Industrias Militares ("CAVIM") a state-owned Venezuelan weapons company after it traded with Iran, North Korea and Syria. The sanctions prohibit the U.S. government from entering into contracts with these companies and individuals. In May 2013, the U.S. government expanded the list of entities found to have violated Iran sanctions, including the Iranian Venezuelan Bi-National Bank, which it accused of having helped Iran evade Western prohibitions on oil sales and financial dealings.

Since July 2014, the United States has imposed sanctions, consisting of visa restrictions and/or asset blocking, on more than fifty former and current Venezuelan officials for involvement in human rights violations. On July 31, 2014, the United States responded to reports of mass detentions and violence towards opposition protesters in Venezuela by restricting, pursuant to the U.S. Immigration and Nationality Act of 1965 (the "INA"), the issuance of U.S. visas to certain Venezuelan officials allegedly responsible for the violence. Although the names of the sanctioned individuals have been withheld, the sanctions include individuals at various levels of government, from government ministers and presidential advisors to judicial officials, law enforcement and military officials.

In February 2015, the United States announced that it had imposed additional visa restrictions pursuant to the INA against a number of current and former Venezuelan government officials responsible for or complicit in human rights abuses and against persons in Venezuela considered responsible for acts of public corruption. In March 2015, President Obama issued Executive Order 13692, which imposed sanctions against seven Venezuelan officials for their role in human rights violations and corruption within the Government. Six of the officials were leaders in Venezuela's security forces and the seventh is a prosecutor. These sanctions prohibit the Venezuelan officials from traveling to and within the United States and from conducting business with American citizens and permits the seizure of any assets in the United States held by these officials.

Tensions at the diplomatic level between the Republic and the United States have led to the expulsion of their respective ambassadors. On January 14, 2012, President Chávez announced the closure of the Consulate of Venezuela in Miami, Florida after the U.S. State Department expelled the Consul General in connection with alleged cyber-attacks within U.S. territory. This friction has not resulted in a commercial disruption to date. On May 7, 2013, President Maduro designated a new chargé d'affaires for the Venezuelan Embassy in Washington, D.C. as a step to normalize diplomatic relations with the United States. In June 2013, U.S. Secretary of State John Kerry and the Republic's Foreign Minister met in an effort to improve relations. In September 2013, however, the Republic expelled three U.S. diplomats, including the U.S. Embassy's chargé d'affaires. The United States State Department in turn expelled three Venezuelan diplomats in October 2014, including the chargé d'affaires of the Venezuelan Embassy in Washington, D.C. On February 28, 2015, the Republic announced that the Government would limit the number of U.S. diplomats working in the country in response to the additional sanctions imposed by the United States in February 2015.

THE VENEZUELAN ECONOMY

Overview

Venezuela has been a major petroleum exporter since the early twentieth century. According to the Petroleum Intelligence Weekly 2015, Venezuela is the eleventh largest oil producer in the world. From 2009 through 2014, petroleum products accounted for an average of approximately 93.2% of Venezuela's total exports. During the same period, the petroleum sector revenues accounted for an average of approximately 38.8% of Venezuela's total Central Government revenues and petroleum sector activities accounted for an average of approximately 11.3% of GDP. In 2014, petroleum activities accounted for approximately 11.6% of GDP, compared to approximately 10.8% in 2013.

Venezuela's economy is diversified, with non-petroleum activities generating an average of approximately 75.5% of GDP between 2010 and 2013. For the nine-month period ended September 30, 2014, non-petroleum sector activities comprised 77.9% of GDP. Major non-petroleum components of GDP in 2014 included manufacturing (14.3%), government services (12.1%), trade (9.6%) and professional, real estate and rental services (9.9%). The Government anticipates that petroleum will continue to be the main source of export earnings and fiscal revenues for the foreseeable future.

Through PDVSA, CVG and other government-owned entities, the Government controls significant proportions of GDP in the petroleum, electricity, telecommunications, mining and basic industries sectors of the economy. The Government, through PDVSA, accounts for the bulk of Venezuela's total exports. The Government also supplies the majority of basic public services, such as water, electricity, health and education and is an important distributor and provider of food to the population through the Missions. The private sector owns and operates businesses with respect to most other economic activities.

Economic Performance in 2014

From 2011-2013, the economy grew at an average annual rate of 3.7%. In 2014, non-oil activity declined by 3.8%, reflecting the contraction experienced by manufacturing, trade and construction. The petroleum sector increased by 0.3% in 2014, driven by the rise in extraction of oil and natural gas, which was partially offset by a decline in refining.

For the year ended December 31, 2014, the rate of inflation was 68.5%, as measured by NCPI, and 64.7%, as measured by CPI, compared to 56.2%, as measured by NCPI, and 52.7%, as measured by CPI, in 2013. The increase in inflation can primarily be attributed to a reduction in the internal and external supply of goods and services and the decrease in the availability of foreign exchange. These developments, along with speculative pressures and elements of uncertainty regarding political and economic developments, negatively affected the market further. The combination of these factors has led to the widespread nature of inflation in 2014, particularly in the food and non-alcoholic beverages group where the annual rate of increase rose from 73.9% to 102.2%.

To combat inflation, the Government has implemented a series of actions to increase the supply of goods and services to the public including: (1) the provision of financial assistance, machinery, intermediate goods and technical support to producers to promote agricultural activity; (2) increasing the supply of foreign currency by restructuring the currency exchange system through the creation of SIMADI and combining the existing exchange control system of SICAD I and SICAD II; (3) the creation of SUNDDE, whose objective is to determine the fair prices for goods and services in order to reduce inflation; (4) the adoption of a biometric system in the public food distribution networks and in border areas of the country; (5) measures to curb the smuggling of food, fuel and other goods and essential supplies out of the country; and (6) implementing increased inspections of importers and exporters to combat currency arbitrage (among the three official exchange rates) and fraud.

During the fourth quarter of 2014, short-term interest rates on commercial bank loans averaged 18.8%, compared to 15.6% for the fourth quarter of 2013. In 2014, the rate of interest on time deposits averaged 14.6%.

As of December 31, 2014, the Central Government's revenues totaled Bs.20.4 billion in 1997 Constant Bolívares and the Central Government's expenditures totaled Bs.21.5 billion in 1997 Constant Bolívares. As a result, the Central Government accounts recorded a deficit of Bs.1.2 billion in 1997 Constant Bolívares, or 1.9% of constant GDP, for 2014.

Gross international reserves held by BCV (excluding amounts deposited in the FEM) as of December 31, 2014, totaled U.S.$22.1 billion, an increase of U.S.$0.6 billion as compared to December 31, 2013. As of June 11, 2015, gross international reserves held by BCV totaled U.S.$16.6 billion. The value of international reserves are highly dependent on oil prices and gold prices.

For the nine-month period ended September 30, 2014, the overall balance of payments recorded a deficit of approximately U.S.$0.8 billion and the current account had a total surplus of U.S.$9.9 billion. The deficit in the 2014 overall balance of payments was primarily due to net outflows in the capital and financial accounts and a net accumulation of foreign assets held abroad by both private and public sector agents. For the nine-month period ended September 30, 2013, the current account had a total surplus of U.S.$7.4 billion. The year-on-year increase in the current account surplus is primarily due to a decrease in imports. Despite the increase in the current account surplus, the larger registered capital and financial account deficits due to the net outflow of capital and purchase of foreign assets by both the private and public sectors, resulted in a negative balance of payments.

In March 2013, the Government created SICAD I, a foreign exchange system that allowed domestic entities to obtain foreign currencies to finance their external transactions. The auctions made under SICAD I were directed toward health, technology, food, education, industries, trade from the free port areas, toys and overseas travels.

In 2014, there were 26 SICAD I auctions with approximately U.S.$5.1 billion allocated for the chemicals, petrochemicals, plastics, automative, machinery, textiles, telecommunications and other industries, at an exchange rate between Bs.10 = U.S.$1.00 and Bs.12 = U.S.$1.00.

On March 10, 2014, the Government created SICAD II, which began operations related to the purchase and sale of foreign currency, and other securities issued by the Republic. SICAD II determined the exchange rate for the allocation of foreign exchange for imports of non-proprietary goods and services and regulates bids of and offers for foreign currency submitted by individuals and private and public companies. SICAD II operated on a daily basis until it was abolished in February 2015. The last average exchange rate under SICAD II prior to its abolition was Bs.52.04 = U.S.$1.00.

On February 12, 2015, the Government restructured the exchange control regime further by merging SICAD I and SICAD II and renaming the combined exchange system SICAD.

On June 15, 2015, SICAD held its first sale of 2015 and auctioned approximately U.S.$350 million directed towards auto parts companies, vehicle assembly equipment, machinery for construction and maintenance supplies for public roads at an exchange rate of Bs.12.80 = U.S.$1.00. On August 31, 2015, SICAD auctioned approximately U.S.$150 million directed towards machinery, spare parts and supplies to increase domestic agricultural production at an exchange rate of Bs.13.50 = U.S.$1.00.

On February 12, 2015, the Republic's exchange rate system was restructured to introduce SIMADI. Under the new system, the three exchange rates are the CENCOEX (official) rate, the SICAD rate (combining the old SICAD I and SICAD II tiers) and the SIMADI rate. The CENCOEX rate is used for the importation of government-authorized priority goods. The SICAD rate is used for non-essential goods. Both CENCOEX and SICAD require government authorization. SIMADI is administered by BCV in conjunction with the MPPEF, under the rules of the Currency Exchange Agreement No. 33, which allows both individuals and companies to buy and sell foreign currency, in cash and bonds. The SIMADI rate is set by the market, pursuant to a platform supervised by the BCV, and such transactions do not require government authorization. As of August 31, 2015, SIMADI's exchange rate was Bs.199.48 = U.S.$1.00.

In 2014, PDVSA's decrease in production and financial performance negatively impacted Venezuela's economy. Because PDVSA is the single largest contributor to Venezuela's GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA's production and financial position decreased for the year-ended December 31, 2014, as compared to December 31, 2013, and December 31, 2012, due to lower production levels, lower sale revenues, increased operating costs, increased issuance of debt and inefficient capital expenditures. PDVSA's production of crude oil and liquid petroleum gas averaged 2.9 million bpd in 2014 compared to production of crude oil and liquid petroleum gas averaged just above 3 million pdb in both 2013 and 2012. PDVSA's exports remained at approximately 2.4 million bpd in 2013 and 2014, respectively. For more information, see "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Petróleos de Venezuela, S.A." and "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas— Petróleos de Venezuela, S.A.—PDVSA and the Venezuelan Economy."

Economic Plan

Introduction and Overview

In 2012, the Government released an outline of the Plan for the Socialist and Bolivarian Administration 2013–2019, referred to as the Plan of the Nation, which is a roadmap for the second stage of Venezuela's transition to socialism. In this declaration, the Government set forth its commitment to continue the transition to a socialist economic system and as a means to achieve a system of social and productive relations founded on the principles of knowledge and effort. The Plan of the Nation is intended to achieve a new socialist model, based on the development of the productive forces of the economy. The general objectives of the Plan of the Nation contain a number of guidelines for the design and implementation of economic policy, including:

•	development of the oil-production capacity of the country to align with its vast oil reserves and consolidate the role of the Republic as a world energy power;

•	strengthening of the existing tax regime relating to the hydrocarbons sector to develop more effective mechanisms of capturing the income generated by oil exploitation;

•	accomplishment of food production independence and security, developing the agricultural and agroindustrial potential of the country; and

•	development of scientific and technological capacities directly linked to the national productive structure.

In accordance with the objectives of the Plan of the Nation, a set of decrees was approved in November 2014 within the economic sector pursuant to the 2013 Enabling Law, including:

•	Decree No. 1,403 estabalishing the Law of the Exchange Regime and its Crimes (Extraordinary Official Gazette No. 6,150, dated November 18, 2014), which permits multiple exchange regimes to co-exist and provides for criminal penalties to be assessed against any person who uses foreign currency in contravention of the Republic's exchange rate mechanism.

•	Decree No. 1,395 establishing the Law on Exploration and Exploitation of Gold and Related Activities (Extraordinary Official Gazette No. 6,150, dated November 18, 2014), which reserves to the Government the exclusive right to explore and exploit all gold and ancillary related products.

•	Decree No. 1,405 establishing the Integrated National Agrifood System Law (Extraordinary Official Gazette No. 6,150, dated November 18, 2014), which establishes and integrates a national agrifood system that monitors the dispatch, traffic, transportation and receipt of food products and raw materials within Venezuela.

•	Decree No. 1,408 amending the Law on Fisheries and Aquaculture (Extraordinary Official Gazette No. 6,150, dated November 18, 2014), which requires prior authorization from the Socialist Institute of Fishing and Aquaculture to engage in fishing, aquaculture and related activities.

•	Decree No. 1,415 establishing the Antitrust Law (Extraordinary Official Gazette No. 6,151, dated November 18, 2014), which promotes, protects and regulates competition in various industries.

•	Decree No. 1,434 amending the Tax Code (Extraordinary Official Gazette No. 6,152, dated November 18, 2014), which eliminates the statute of limitations for the tax authorities to pursue claims of tax fraud and fraudulent bankruptcy for tax purposes.

•	Decree No. 1,435 amending the Law on Income Tax (Extraordinary Official Gazette No. 6,152, dated November 18, 2014), which excludes companies performing banking, financial, insurance and reinsurance services from the inflation adjustments set forth in the Income Tax Law of Venezuela (Venezuela Ley de Impuestos Sobre la Renta).

•	Decree No. 1,436 amending the Law of Value Added Tax (Extraordinary Official Gazette No. 6,152, dated November 18, 2014), which gives the National Executive the power to modify the general tax rates, outside passage of the Annual Budget Law.

•	Decree No. 1,438 establishing the Foreign Investment Law (Extraordinary Official Gazette No. 6,152, dated November 18, 2014), which requires that any foreign investment must remain in Venezuela for a minimum period of five years from the date of investment.

•	Decree No. 1,467 amending the Law Decree of Fair Prices (Extraordinary Official Gazette No. 6,156, dated November 19, 2014), which increases the penalties for violations of the Fair Price rules and creates the National Intendancy for the Protection of Worker's Salary, a legal platform for workers to file claims against businesses that engage in practices of alleged hoarding or speculation.

•	Decree No. 1,400 establishing the Agricultural Bank of Venezuela, CA, Universal Bank (Extraordinary Official Gazette No. 6,154, dated November 19, 2014). The bank is authorized to provide up to 20-year loans to agricultural producers, grant or execute direct subsidy programs and provide other incentives to the agricultural sector.

Special Economic Zones

In 2014, the Government created two SEZs with policy incentives to attract foreign and national investment with the aim of promoting the industrial, commercial and economic development of selected regions and decreasing the Republic's depedence on exports. These zones will benefit, from sovereign international agreements and exemption from VAT. In December 2014, President Maduro established the two SEZs in Paraguana (located in the Falcon state) to promote wind power generation and in Urena (located in the western border of Tachira) to promote textile and shoe production.

Economic Policy and Legislation

Fiscal Policies

The Government's fiscal policies have combined a macroeconomic stabilization program with structural reforms that are intended to strengthen public finances for the future and reduce volatility in the fiscal accounts.

The Public Finance Law

The administration of public sector finances in Venezuela is governed by the LOAFSP, a law enacted in 2000 that consists of a set of systems, administrative bodies and procedures relating to the collection of public revenues and their application to implement the Government's objectives. The LOAFSP addresses the creation and the administration of the budget as well as the administration of public credit and the treasury, accounting systems, taxes and Government assets.

The National Treasury manages the Government's finances, supervises and records the payment of expenditures authorized in the Annual Budget, retains custody of the funds and securities belonging to the Republic, records all Treasury revenues and evaluates opportunities for the issuance of Treasury bonds. The LOAFSP provides that public monies must be maintained in a single account, known as the Single Account (Cuenta Única), in order to centralize the collection of revenues and the making of payments. The Single Account is administered by the MPPEF through BCV and domestic and foreign commercial banks. The LOAFSP permits the establishment of subaccounts under the Single Account.

The LOAFSP seeks to increase the integrity of the treasury in the management of public monies. To that end, the LOAFSP prohibits civil servants responsible for determining and recording the amount of revenues owed to the Government, such as taxes and royalties, from participating in the collection and custody of such revenues. In addition, it requires that civil servants held liable for mismanagement of public monies must indemnify the Government for such losses in addition to any other criminal or administrative actions that may be taken against such persons. The LOAFSP created the National Office of Public Accounts as the office responsible for the establishment of public sector accounting standards. The National Office of Public Accounts is also responsible for the preparation of the General Report of the Treasury, which the MPPEF must present to the National Assembly every year. In addition, the LOAFSP sets forth guidelines with respect to the accounting treatment given to expenditures and revenues. Under the LOAFSP, expenditures may not be accounted for until they are actually incurred, although they may have been approved in a prior year and revenues are to be recorded only after they have been collected. All accounts close on December 31 of each year.

The LOAFSP requires the President submit an annual borrowing law, each a "Special Debt Law," to the National Assembly for approval each year. The annual Special Debt Law must set forth the maximum amount of public credit that the Republic may contract and the maximum amount of net indebtedness that the Republic may incur for that fiscal year. As originally drafted, the LOAFSP had provided that, after the annual borrowing law had been approved by the National Assembly, the President would have the ability to enter into public credit operations when he was able to obtain favorable financial conditions for the Republic and thereafter to periodically inform the National Assembly of such transactions. As amended, the LOAFSP required the President to obtain approval from the Permanent Finance Committee of the National Assembly (La Comisión Permanente de Finanzas de la Asamblea Nacional) prior to undertaking each public credit operation. Additionally, each such request for approval must be accompanied by an opinion from BCV. Approval is granted if the National Assembly does not deny such request within 10 days.

In March 2007, former President Chávez amended the LOAFSP by decree within the legislative power conferred by the 2007 Enabling Law. Although the first Pluriannual Framework (Marco Plurianual) legally approved by the National Assembly corresponded to the period 2011 through 2013, the LOAFSP contained transitory provisions that were applicable from 2005 through 2010. For more information about the Pluriannual Framework, see "—The Budget and the Pluriannual Framework." Beginning with the period 2011 through 2013, the Pluriannual Framework had to be approved by the National Assembly covering three-year periods in the manner contemplated by the LOAFSP. Previously, during the transition period, the Government submitted the Pluriannual Framework to the National Assembly for the periods of 2005 through 2007 and 2008 through 2010; however, they were for informational purposes only and were not formally approved. On July 14, 2010, the LOAFSP was again amended. Pursuant to the amendment, the Government was required to submit the Pluriannual Framework to the National Assembly for the period 2011 through 2013, for informational purposes, when presenting the budget for 2011 for approval. The Pluriannual Framework was presented to the National Assembly on October 14, 2010, covering a three-year period in the manner contemplated by the LOAFSP. The objective of the Pluriannual Framework was to generate confidence in the economy by implementing a series of economic policies that could be sustained over time without resorting to devaluation, high inflation or adjustment programs.

In March 2012, a reform of the LOAFSP became effective. The reform allows the Executive branch to issue debt that exceeds the limits established by a Special Debt Law. These modifications allow additional liabilities to be incurred under unexpected or unforeseen circumstances, with such amounts to be applied against the maximum indebtedness of the following fiscal year. The modifications also allow the Executive branch to directly approve operations and additional credits and to spend such resources in accordance with the law. As a result, the Executive branch is no longer be required to obtain the authorization of the National Assembly or the opinion of BCV in approving such credits.

On December 9, 2013, Article No. 178 of LOAFSP was amended to require that the National Executive submit the Pluriannual Framework comprising of the years 2014 through 2016 to the National Assembly for informational purposes. Additionally, the amendment clarifies that for fiscal years 2017 through 2019, the Pluriannual Framework will be made and published according to the provisions of the LOAFSP.

On November 19, 2014, the Government amended and restated LOAFSP pursuant to Decree No. 1,401 (published in Extraordinary Official Gazette No. 6,154, dated November 19, 2014). Material provisions of the amended law include, Article 90, which provides that the Government can issue debt that exceeds the limits established by the annual Special Debt Law to cover any shortfalls in the Republic's revenues as compared to expected targets that cannot be covered with funds from the Stabilization Fund, and Article 156 which establishes the Intergenerational Savings Fund (Fondo de Ahorro Intergeneracionales).

The Budget and the Pluriannual Framework

The LOAFSP establishes two budgetary documents, the Pluriannual Framework and the Annual Budget (Presupuesto Anual).

The Pluriannual Framework, which serves as the basis for the Annual Budget and is prepared every three years, projects expected fiscal results and places maximum limits on the amount of public expenditures and debt that may be authorized over a three-year period. It also contains the economic policy targets for the three fiscal years which it covers.

The Annual Budget projects revenues and expenditures for the forthcoming fiscal year. Before the National Assembly approves the Annual Budget, the MPPEF must submit to the National Assembly a projected budget and financial information related to estimated pension expenditures and other contingent liabilities. The LOAFSP requires the President to submit a report evaluating the execution of the Annual Budget during the previous year to the National Assembly by July 15 of each year. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then-current Annual Budget will continue to apply.

In addition to the Annual Budget, the Executive may introduce supplemental budgets (créditos adicionales) for approval by Congress to provide additional funding to Government programs that are insufficiently funded by the Annual Budget. In the year ended 2014, supplemental budgets constituted more than 50% of the Government's total public spending.

In December 2014, the National Assembly approved the budget for 2015. The 2015 budget, as approved, projects total revenues of approximately U.S.$102.0 billion (19% of estimated GDP for the 2015 budget), excluding borrowing, and total expenditures of approximately U.S.$118.0 billion (22% of estimated GDP for the 2015 budget). The 2015 budget also contemplates a legal limit on borrowing by the Republic of U.S.$16.0 billion (3% of estimated GDP for the 2015 budget). The 2015 budget is based on certain assumptions, including real GDP growth of 3%, an average price for the Venezuelan oil basket of U.S.$60 per barrel, an average exchange rate of Bs.6.3 = U.S.$1.00 and average inflation at a rate of 30%. As of May 31, 2015, the National Assembly approved U.S.$43.0 billion for supplemental budget allocations for payments of salary, retirement, pensions, regional expenses, food supply, purchases of raw materials and infrastructure.

Macroeconomic Coordination

The LOAFSP requires that the Minister of Economy and Finance and the President of BCV execute an Annual Coordination Agreement. The Annual Coordination Agreement is designed to harmonize the fiscal, monetary and financing policies of BCV and the Central Government in order to achieve macroeconomic stability. The Annual Coordination Agreement must specify the economic objectives of BCV and the MPPEF. The LOAFSP expressly prohibits the inclusion of provisions that may be interpreted as infringing upon BCV's independence from the Government. Both the Minister of Finance and the President of BCV are accountable to the National Assembly with respect to performance under the Annual Coordination Agreement.

Intergenerational Savings Fund

The Government established the Intergenerational Savings Fund on November 19, 2014, pursuant to the LOAFSP. The Intergenerational Savings Fund is designed to promote public development policies, such as investment in education, healthcare and the non-petroleum sectors of the economy. Deposits into the Intergenerational Savings Fund may not be used for any purpose for a period of at least twenty years from the date of its establishment. The mechanisms for contributions to be made into the Intergenerational Savings Fund are to be established in the implementation legislation which, as of September 2015, remains pending.

Stabilization Fund

Commencing with the enactment of a law in 1998 providing for the Stabilization Fund, the Government sought to provide fiscal stability to the Venezuelan economy through the savings of unanticipated revenues from petroleum sales. Since its original enactment, the law governing the Stabilization Fund has been amended several times. The funds are managed by the Treasury Bank (Banco del Tesoro), created in August 2005 by decree on August 17, 2005. These funds do not constitute part of the Republic’s international reserves nor part of Treasury Bank's assets. Following the 2005 amendment of the Banco Central Law (Ley del Banco Central de Venezuela or the "BCV Law"), which was enacted by the National Assembly on October 3, 2001 (published in Official Gazette No. 37,296, dated December 3, 2001), this amendment mandated that excess oil revenues be contributed to FONDEN, the law governing the Stabilization Fund was amended and the Republic is no longer required to deposit excess oil revenues in the Stabilization Fund.

The balance in the Stabilization Fund was approximately U.S.$832 million as of December 31, 2010. In February 2011, PDVSA withdrew U.S.$829 million from the Stabilization Fund in order to build houses and refurbish shelters for people made homeless by heavy rains. As a result of the withdrawal, the balance of the Stabilization Fund was reduced to approximately U.S.$3 million, the same level at which it remained as of August 31, 2015.

Financing Policy

The Government's primary financing efforts have been directed at tapping local investor funds in order to use the national savings generated by individuals and corporations. This enables the Government to minimize foreign exchange risk and reduce the cost of debt by increasing domestic debt in comparison to external debt.

The current financing policy contemplates access to the domestic and international capital markets to extend the Republic's debt payments profile, as well as strengthening medium and long-term benchmarks in the domestic and international capital markets.

The Government has taken actions focused on improving its debt payment profile, with the goal of reducing concentration through extension of maturities combined with strategies aimed to reduce interest rates and loan costs. In this regard, the Government has emphasized its strategy with debt instruments that allow it to increase the average life of the debt and maintain relatively constant levels of interest rates in order to keep debt service payments within tolerable ranges.

Moreover, the Government has focused on sustaining a positive correlation between the amount of debt and the country's GDP, evaluating the sustainability and maintaining controlled levels of this ratio. This indicator was lower than the average percent among Latin American countries and other developed economies. The debt strategy implemented has enabled the Government to pay its domestic and external debt obligations, reducing its volume of outstanding labor liabilities and ensuring resources for investment projects.

Exchange Control Regime

On February 21, 2003, President Chávez issued Decree No. 2,278, which empowered the Ministry of Finance (Ministerio de Finanzas) to coordinate with the BCV to put in place temporary measures that establish limits and restrictions on the convertibility of the national currency and the transfer of funds out of the country. On January 17, 2014, the Ministry of Popular Power for Public Sector Banks and the Ministry of Finance was merged into the MPPEF. These measures were put into place in light of a general work stoppage that negatively impacted exports, resulting in a decline in the exchange rate of the Bolivar against the U.S. dollar and international reserves, as well as a trade imbalance. Pursuant to Decree No. 2,278, the Ministry of Finance (currently, MPPEF), in conjunction with the BCV, enacts certain currency exchange agreements from time to time.

On November 29, 2013, the Law Establishing the National Centre for Foreign Trade and Venezuelan Foreign Trade Corporation was enacted, creating CENCOEX. Under the current exchange control regime, the MPPEF, together with BCV, is in charge of setting or supervising the exchange rates with respect to the U.S. dollar and other currencies.

The current exchange control regime consists of three official exchange rates: (1) the CENCOEX rate, the official rate used for importation of government-authorized priority goods, (2) the SICAD rate, used for non-essential goods, and (3) the SIMADI rate, which is set by the market, pursuant to a platform supervised by the BCV.

Private sector individuals or entities acquiring foreign currency must be registered and authorized by the Government to use the CENCOEX rate or the SICAD rate; however the SIMADI rate requires no such governmental authorization. As of September 11, 2015, the CENCOEX rate was Bs. 6.30 = U.S.$1.00, the SICAD's rate was Bs. 13.50 = U.S.$1.00 and the SIMADI was Bs.199.48 = U.S.$1.00.

The CENCOEX rate and the SICAD rate are overseen by CENCOEX, a decentralized entity under the auspices of the MPPEF that is managed by five directors appointed by the President of the Republic, and BCV. CENCOEX was created to develop and implement policies on foreign exchange, exports, imports, foreign investment into the country, and investment abroad. The CENCOEX official exchange rate supersedes the CADIVI system, which pursuant to Decree No. 903 (published in Official Gazette No. 40,393, dated April 14, 2014), was ordered to be wound-down by December 31, 2014. Subsequently, in April 2015, the deadline to wind-down CADIVI was extended to December 31, 2015 (published in Official Gazette No. 40,638, dated April 13, 2015, Decree No. 1,710).

All foreign currency that enters the country must be registered through banks and financial institutions authorized by CENCOEX for the administration, control and establishment of the exchange control regime. CENCOEX is only responsible for approving private sector imports. Public and oil imports are not handled by CENCOEX.

The Republic has had a foreign exchange control regime in place since 2003, when a general work stoppage negatively impacted exports, resulting in a decline in the exchange rate of the Bolivar against the dollar and international reserves, as well as a trade imbalance. In response to these developments, the Government adopted a series of exchange agreements, decrees and regulations establishing a new exchange control regime on February 5, 2003, known as CADIVI.

Under CADIVI and pursuant to Currency Exchange Agreement No. 1 (Convenio Cambiario No. 1), all foreign currency income generated through public or private sector operations must be sold to BCV at the exchange rate established thereunder. However, there are five exceptions. First, the BCV Law required PDVSA to sell foreign exchange needed to cover operational expenditure and tax payments denominated in local currency. In addition, PDVSA can retain foreign currency in order to fulfill its operational and capital expenses abroad, with authorization of BCV. Second, pursuant to Currency Exchange Agreement No. 19 (Convenio Cambiario No. 19), all individuals and private companies are allowed to maintain up to 30% of their foreign currency-denominated income, received from their exporting activity. Third, pursuant to Currency Exchange Agreement No. 9 (Convenio Cambiario No. 9), the joint ventures (empresas mixtas, or "Joint Ventures") which have production agreements with PDVSA are allowed to maintain foreign currency-denominated availabilities with no pre-set limits but depending on the amount of obligations with PDVSA. Fourth, pursuant to the LOAFSP, all other public institutions must obtain authorization from BCV in order to dispose of foreign currency availabilities. Lastly, in December 2014, Currency Exchange Agreement No. 32 (Convenio Cambiario No. 32) was enacted to allow PDVSA to sell foreign currencies from its operations to BCV at any official exchange rate and outside of the exchange control regime.

Unless otherwise expressly authorized, the obligation of the public sector to sell foreign currency to BCV included any foreign currency: (1) introduced into Venezuela through the Bank of Economic and Social Development of Venezuela (Banco de Desarrollo Económico y Social de Venezuela or "BANDES"), the Social Protection Fund of Banking Deposits (Fondo de Protección Social de los Depósitos Bancarios or "FPSDB"), and other public financial institutions; (2) obtained by the Republic through public credit operations or otherwise; or (3) obtained by other public sector entities by any other means.

In turn, the private sector must sell to BCV any foreign currency: (1) generated from the export of goods and services; (2) introduced into Venezuela for investment purposes; (3) generated by companies incorporated to develop the activities regulated by the Hydrocarbons Law (Ley Orgánica de Hidrocarburos); or (4) generated from transportation services, travel and tourism operations, bank transfers, investment, lease agreements and other commercial, industrial, professional or personal services or activities.

Under CADIVI, BCV had to approve the Republic's foreign currency budget with respect to the purchases of foreign currency. This budget was subject to adjustment in accordance with the level of international reserves and the flow of foreign currency. BCV only sells foreign currency if it determines that there are sufficient international reserves.

Public sector entities had to request foreign currency directly from BCV for the following: (1) payments of external public debt; (2) transfers required for the Republic's foreign service representatives abroad or delegations of the executive, legislative, judicial, civic or electoral branches participating in special missions abroad; (3) international commitments of the Republic; (4) payments related to national security; (5) urgent health and food provisions; (6) the provision of foreign currency to BANDES and Banco de Comercio Exterior; and (7) payments resulting from imports occurring prior to February 5, 2003. Under the CADIVI system, PDVSA and its affiliates could maintain offshore accounts up to a specified dollar amount approved by BCV.

Private sector individuals or entities had to obtain approval from CADIVI for: (1) the purchase of foreign currency for transfers of money abroad, payments of certain imported goods and services and payments of interest or principal on external indebtedness; (2) the purchase of foreign currency for the payment of dividends, capital gains and interest that are the product of foreign investment in Venezuela, as well as for payments of service contracts, technology contracts or royalties; and (3) the acquisition of foreign currency for payments under American Depositary Shares, American Depositary Receipts, Global Depositary Shares and Global Depositary Receipts programs implemented prior to February 5, 2003.

In an effort to promote and encourage the development of the Republic's national economy and stimulate exports, former President Chávez announced on January 8, 2010, the implementation of Currency Exchange Agreement No. 14 (Convenio Cambiario No. 14), which established a new exchange rate system that included two official prices for the U.S. dollar. The first exchange rate was set at Bs.2.60 = U.S.$1.00 for sale operations, which was the official exchange rate for essential goods, including food, health, imports of machinery and equipment, science and technology, as well as all non-petroleum public sector transactions and other special cases. The exchange rate for all other transactions was set at Bs.4.30 = U.S.$1.00 for sale operations, with the exception of the provisions of Article 5 of Currency Exchange Agreement No. 14, covering transactions within the automotive sector, the telecommunications sector, the steel sector and the construction sector.

On December 30, 2010, the Government eliminated the dual-exchange rate regime and established a single exchange rate. Pursuant to Currency Exchange Agreement No. 14, the Ministry of Finance (currently, MPPEF), together with BCV, established an exchange rate of Bs.4.30 = U.S.$1.00 for all transactions. Effective January 1, 2011, the U.S. dollar exchange rate was set at Bs.4.2893 = U.S.$1.00 for purchase operations and Bs.4.30 = U.S.$1.00 for sale operations.

In May 2010, the Republic implemented the Exchange Crimes Law (Ley de Ilícitos Cambiarios) requiring all individuals or firms who import or export, an amount exceeding U.S.$10,000, must declare their transactions to CADIVI. This law excluded securities issued by the Republic and foreign currency of non-resident individuals who are in transit and whose period of stay is less than 180 days. The Government instituted a partial reform to the Exchange Crimes Law to prevent the local market from circumventing the CADIVI system through trading securities denominated in foreign currency. To prevent these types of trading activities, BCV was the sole entity managing the exchange system. With the reform, the foreign exchange regime then included securities that were denominated, or could be settled, in foreign currency. Prior to this reform, these types of activities were typically made through authorized exchange operators, including banks and brokerage firms.

In June 2010, Currency Exchange Agreement No. 18 (Convenio Cambiario No. 18) was enacted in an effort to curtail the inflationary problems due in part to local currency trading. This regulation established that BCV would govern the terms and conditions of local currency trading of all international bonds issued by the Republic, its decentralized entities or any other issuer denominated in foreign currency. In addition, the Transaction System for Foreign Currency Denominated Securities (Sistema de Transacciones con Títulos en Moneda Extranjera or "SITME") came into operation. SITME was an electronic system which regulated the purchase and sales operations in Bolívares of foreign currency denominated securities, in which only financial institutions could participate. Under SITME, BCV determined which securities were to be traded and the price parameters for such trades in Venezuela and also determined the qualifications of the buyers and sellers that could participate in SITME. SITME allowed private entities and individuals to obtain U.S. dollars in exchange for Bolívares by paying Bolívares in exchange for foreign currency denominated securities issued by the Republic or entities directly or indirectly owned by the Republic that were ultimately sold in exchange for U.S. dollars. Private entities could only use SITME to purchase U.S. dollars to pay for imported goods, capital goods and services which were not eligible to be paid through CADIVI, or, if they were eligible to be paid through CADIVI, the importer could not have purchased U.S. dollars through CADIVI for 90 days prior to submitting the request to SITME. Private entities could acquire up to U.S.$50,000 per day, up to a U.S.$350,000 non-cumulative limit per month. In 2010, it provided U.S.$5.1 billion (U.S.$5.0 billion for imports).

In 2011, it provided U.S.$8.8 billion (U.S.$8.4 billion for imports). As a result, imports of capital goods increased 5.3% while the imports of intermediate goods and final consumption goods decreased 1.5% and 0.2%, respectively, as compared to 2009. In 2011, imports of capital goods increased 7.6% while the imports of intermediate goods and final consumption goods increased 31.0% and 10.0%, respectively, as compared to 2010. In 2012, imports of capital goods increased 39.5% while the imports of intermediate goods and final consumption goods increased 30.5% and 2.6%, respectively, as compared to 2011. In 2012, SITME sold a total of U.S.$1.6 billion, an increase of 23.5% with respect to the amount registered in 2011. On February 9, 2013, pursuant to Currency Exchange Agreement No. 14, SITME was terminated.

Also in June 2010, the System for the Initial Placement of Bonds denominated in Foreign Currency (Sistema de Colocación Primaria de Títulos en Moneda Extranjera or "SICOTME") came into operation. SICOTME is an electronic system which regulates the initial placement of Government securities denominated in foreign currency and sold in Bolívares, in which only financial institutions authorized by BCV may participate, either on its own behalf or on behalf of its clients.

Trading on the exchange decreased since the Government intervened in trading companies and has been stagnant since securities regulators shut down and took over management of 47 brokerage companies in 2010. The Government defended its takeover of private brokerage businesses during 2010 relying on the fact that those firms had arbitrarily undervalued the Republic's currency in a bond market that was widely used for currency trading and that the practices of these firms contributed to capital flight. During 2011, the Government intervened and took over management of an additional 35 brokerage businesses.

On July 12, 2012, Currency Exchange Agreement No. 20 (Convenio Cambiario No. 20) was enacted in order to allow companies and individuals to open Venezuelan bank accounts in U.S. dollars. These accounts could only contain U.S. dollars obtained through SITME or SICOTME. This new regulation permitted public sector exporting companies to maintain in their Venezuelan bank accounts up to 5% of their monthly revenues in U.S. dollars in order to purchase public debt bonds from the international markets and sell them on SITME. The regulation allowed accounts to be fully or partially withdrawn at the then-existing official exchange rate. The withdrawals could be made in several ways, including through wire transfers, bank checks and debit cards. Each bank maintaining these accounts was required to provide a monthly report to BCV with detailed information on the funds that are held in U.S. dollars.

In February 2013, the Government created the High Body for Optimizing the Exchange Sistem (Órgano Superior para la Optimización del Sistema Cambiario), whose main objective is to design and implement the government's foreign exchange policy, in order to achieve maximum transparency and efficiency in the assignment of foreign exchange to economic agents. It is composed of three institutions: the Ministry of Finance (currently, MPPEF), BCV and the Ministry of Popular Power for Petroleum and Mining (Ministerio del Poder Popular de Petróleo y Minería or "MPPM"). Its main functions consist of establishing priorities in the assignment of foreign exchange, determining the quality and quantity of imports needed to achieve macroeconomic goals, and coordinating the inflow of foreign exchange from oil and other sources. On March 18, 2013, the Government created SICAD I, a system that served as a complementary mechanism to distribute foreign exchange among economic agents, through special auctions whose terms and conditions were determined by the Órgano Superior para la Optimización del Sistema Cambiario. SICAD I replaced SITME.

In March 2014, the Government created SICAD II. Together, SICAD I and SICAD II determined exchange rates and allocated foreign exchange for imports, supplementing CADIVI's allocation of foreign exchange. From its inception through December 31, 2013, a total of U.S.$240.4 billion in foreign exchange for imports has been allocated under the exchange control regime. In 2014, CADIVI approved approximately U.S.$20.3 billion in foreign exchange, compared with approximately U.S.$29.7 and U.S.$33.2 billion in currency adopted in 2013 and 2012. During the five years prior to the introduction of the exchange control regime, the Republic spent an average of approximately U.S.$1.3 billion per month on imports.

On November 29, 2013, the Law Establishing the National Centre for Foreign Trade and Venezuelan Foreign Trade Corporation was enacted, creating CENCOEX and CORPOVEX. CENCOEX was created as a decentralized entity under the auspices of the MPPEF and is managed by five directors appointed by the President of the Republic. CENCOEX was created to develop and implement policies on foreign exchange, exports, imports, foreign investment into the country, and investment abroad. The CENCOEX official exchange rate supervised by CENCOEX supercedes the CADIVI system, which pursuant to Decree No. 902 (published in Official Gazette No. 40,393, April 14, 2014), was ordered to be wound-down by December 31, 2014. Subsequently, in April 2015, the deadline to winddown CADIVI was extended to December 31, 2015.

In 2014, the BCV implemented various measures aimed at promoting monetary stability by decreasing reserve requirements of banks and promoting liquidity by maintaining flexible conditions to extend credit to business for their operations. In addition, the Government also introduced a new system of exchange, SIMADI, intended to liberalize exchange control by establishing a market rate system of exchange without the need for government authorization to use it. For more information, see "The Venezuelan Economy—Economic Plan" and "—Currency Exchange Agreements 27, 28, 30, 32 and 33."

On April 9, 2015, the Government imposed restrictions on the ability of Venezuelan residents to acquire foreign currency for the payment of goods and services outside the country. Under the new regulations, as published in the Official Gazette 40,636, Venezuelans can purchase a maximum of U.S.$3,000 per year or its equivalent in another currency through the SICAD exchange rate and withdraw a maximum of U.S.$200 from ATMs outside Venezuela in any single trip. Amounts charged to credit cards for foreign transactions are deducted from the aforementioned limits. Any requests for foreign currency above the prescribed limits must be made through the BCV.

On May 28, 2015, pursuant to Resolution No. 038 published in the Official Gazette No. 40,670, the Government granted CENCOEX the exclusive authority to enforce the Republic's exchange rate mechanism and the power to apply punitive measures against those actors that violate the exchange rate mechanism. CENCOEX is required to submit reports to the MPPEF on all procedures and actions taken.

A challenge that the current exchange control regime faces is currency arbitrage and fraud. In response, the Government has increased its inspection of importers and exporters and enacted the Law of the Exchange Regime and its Crimes, which provides for criminal penalties to be assessed against any person who uses foreign currency in contravention of the Republic's exchange rate mechanism.

Law of the Exchange Regime and its Crimes

On February 19, 2014, the Law of the Exchange Regime and its Crimes was enacted and published in Extraordinary Official Gazette No. 6,126, dated February 19, 2014. This law abrogates the former Law Against Exchange Crimes (Ley Contra Los Ilicitos Cambiarios). Pursuant to this law, any individual, BCV or PDVSA may sell foreign currency or securities denominated in foreign currency to any person in Venezuela through the systems established in the Currency Exchange Agreements set forth below and pursuant to the regulations of BCV. Additionally, any state-owned entity (other than PDVSA or BCV) must obtain prior approval from the MPPEF in order to sell foreign currency.

The Law of the Exchange Regime and its Crimes established that the purchase and sale of foreign currency or securities denominated in foreign currency must be performed through authorized brokers, such as universal and microfinance banks, as well as through stock brokers duly authorized by the Venezuelan Securities Superintendent pursuant to the Venezuelan Securities Law (Ley de Mercado de Valores).

The Law of the Exchange Regime and its Crimes also removes some of the restrictions regarding exchange controls that previously existed, such as offers of goods and services in foreign currency and the disclosure of exchange rates other than the official exchange rate.

Subsequently, the Government further reformed the Law of the Exchange Regime and its Crimes on November 18, 2014. These amendments provided that (i) any person who uses foreign currency acquired for a purpose not in line with the Republic's exchange rate mechanism may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (ii) the falsification or forgery of financial statements may be punished by imprisonment for between one to three years and a fine of 0.5 taxable units per U.S. dollar or equivalent foreign currency, (iii) those who directly or indirectly promote or encourage the commission of illegal acts may be punished by imprisonment for between two to six years and a fine of 0.5 taxable units per dollar or equivalent currency. As of February 2015, one taxable unit equals Bs.150 or approximately U.S.$23 (published in Official Gazette No. 40,608, dated February 25, 2015). SENIAT adjusts the taxable unit during the first fifteen days of February each year to adjust for the change in the CPI as compared to the prior year.

Currency Exchange Agreements 27, 28, 30, 32 and 33

On March 10, 2014, the MPPEF and BCV enacted Currency Exchange Agreement No. 27 published in Official Gazette No. 40,368 (Convenio Cambiario No. 27), effective as of March 10, 2014, which established SICAD II, a new system for currency exchange that operated in parallel to SICAD I. This new system created a new legal variable exchange rate, and unlike SICAD I, SICAD II operated via auctions that were held on a daily basis by BCV and were open to the general public in Venezuela for the exchange of U.S. dollars and Bolívares. Unlike SICAD I, the proceeds from SICAD II transactions were not restricted to a specific list of uses, however SICAD II was not available for use by PDVSA directly. The SICAD II exchange rate could not be lower than the exchange rate established in Currency Exchange Agreement No. 14 (Convenio Cambiario No. 14) dated February 8, 2013, published in Official Gazette No. 40,108 dated February 8, 2013 (Bs.6.30 = U.S.$ 1.00 for the sale of foreign currency, and Bs.6.2842 = U.S.$1.00 for the purchase of foreign currency). BCV published a reference exchange rate for SICAD II operations on a daily basis on its official website.

On April 3, 2014, the MPPEF and BCV enacted Currency Exchange Agreement No. 28 published in Official Gazette No. 40,387 (Convenio Cambiario No. 28), effective as of April 4, 2014. Pursuant to this Currency Exchange Agreement, foreign currency originating from activities and transactions other than from sales and/or exports of hydrocarbons by PDVSA, its affiliates and Joint Ventures created under the Hydrocarbons Law, could only be sold at an exchange rate based on the most recent foreign currency auction granted through SICAD II, as published by BCV, less 0.25%. Pursuant to Currency Exchange Agreement No. 14, the sale of foreign currency originating from oil exports by PDVSA, its affiliates and Joint Ventures were made at the exchange rate of Bs.6.2842 = U.S.$1.00 and, foreign currency originating from activities carried out by service companies that are part of the Petroleum Industrial National Conglomerate (Conglomerado Nacional Industrial Petrolero), a group of organizations and individuals that provide services to the oil industry in Venezuela, may only be sold at an exchange rate equivalent to the most recent foreign currency auction granted through SICAD II, as published by BCV. On February 10, 2015, the MPPEF and BCV enacted Currency Exchange Agreement No. 33 (published in Extraordinary Official Gazette No. 6,171, dated February 10, 2015), which largely repealed Currency Exchange Agreement No. 28 and revamped the exchange rate mechanism through the introduction of SIMADI. For more information, see "—Exchange Control Regime."

On September 24, 2014, the MPPEF and BCV enacted Currency Exchange Agreement No. 30 published in Official Gazette No. 40,504 (Convenio Cambiario No. 30), which allows PDVSA to exchange U.S. dollars with BCV at any of the official exchange rates in order to make the mandatory contributions in Bolívares to FONDEN pursuant to the Oil Windfall Profits Tax Law.

On December 30, 2014, the MPPEF and BCV enacted Currency Exchange Agreement No. 32 published in Extraordinary Official Gazette No. 6,167 (Convenio Cambiario No. 32), which provided that the settlement of foreign currency sales transactions made by PDVSA to the BCV from financing, financial instruments and the collection of debts, export and/or hydrocarbons sales activities or transactions conducted within the framework of energy cooperation agreements could be made at any of the official exchange rates agreed to under the exchange agreements in effect.

The following table sets out the average Bolívar/U.S. dollar official exchange rates for the periods indicated:

Exchange
Year and Quarter	(Bolívar / United States dollar)(1)
2010
First Quarter	Bs. 2.60 / Bs.4.30
Second Quarter	2.60 / Bs.4.30
Third Quarter	2.60 / Bs.4.30
Fourth Quarter	2.60 / Bs.4.30
2011
First Quarter	Bs. 4.30
Second Quarter	4.30
Third Quarter	4.30
Fourth Quarter	4.30
2012
First Quarter	Bs. 4.30
Second Quarter	4.30
Third Quarter	4.30
Fourth Quarter	4.30
2013
First Quarter	Bs. 4.30 / Bs.6.30
Second Quarter	6.30
Third Quarter	6.30
Fourth Quarter	6.30
2014
First Quarter	Bs. Bs.6.30
Second Quarter	6.30
Third Quarter	6.30
2015
First Quarter	Bs. 6.30
Second Quarter	6.30

(1)	Pursuant to Currency Exchange Agreement No. 14, the U.S. dollar exchange rate was set at Bs.6.2842 = U.S.$1.00 for purchase operations and Bs.6.30 = U.S.$1.00 for sale operations and for payments of public external debt.

Source: BCV.

Gross Domestic Product

In 2010, GDP totaled approximately Bs.55.8 billion in 1997 Constant Bolívares, representing a contraction of 1.5% in real terms compared to 2009. The decrease in 2010 was primarily due to a decrease in construction and trade sectors by 7.0% and 6.2%, respectively. As a result of the foregoing factors, the non-petroleum sector decreased 1.6% in 2010.

In 2011, GDP totaled approximately Bs.58.1 billion in 1997 Constant Bolívares, representing growth of 4.2% as compared to 2010. Economic growth in 2011 was primarily due to an increase of 4.5% in the non-petroleum sector. The petroleum sector increased by 0.6% in 2011 as compared to 2010. The growth in the non-petroleum sector in 2011 resulted primarily from a 6.7% increase in transportation, 5.5% increase in general government and 5.2% increase in mining.

In 2012, GDP totaled approximately Bs.61.4 billion in 1997 Constant Bolívares, representing growth of 5.6% as compared to 2011. Economic growth in 2012 was primarily due to an increase of 5.8% in the non-petroleum sector. The petroleum sector increased by 1.4% in 2012 as compared to 2011. The growth of the economy in 2012 was positively influenced by an increase in government investment in construction, a larger supply of foreign exchange, and a substantial expansion of the flow of credit towards productive activities.

In 2013, GDP totaled approximately Bs.62.2 billion in 1997 Constant Bolívares, representing growth of 1.3% as compared to 2012. Economic growth in 2013 was primarily due to an increase of 1.8% in the non-petroleum sector, in particular with regard to financial institutions, commerce, communications, and enterprise storage services. The petroleum sector increased by 0.9% in 2013.

From 2011-2013, the economy grew at an average annual rate of 3.7%. In 2014, non-oil activity declined by 3.8%, reflecting the contraction experienced by manufacturing, trade and construction. The petroleum sector increased by 0.3% in 2014, driven by the rise in extraction of oil and natural gas, which was partially offset by a decline in refining.

The following tables set forth the Republic's GDP in 1997 Constant Bolívares for each of the periods indicated:

	As of or For the Year Ended December 31
	2010		2011		2012		2013		2014(5)
	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %	Value Bs.	Share %
Aggregate Global Demand(1)	77,158.5	100.0	82,775.9	100.0	92,057.2	100.0	89,913.0	100.0	60,782.5	100.0
Aggregate Internal Demand	69,332.7	89.9	74,585.0	90.1	83,735.8	91.0	82,105.0	91.3	55,284.9	90.9
Gross Capital Formation(2)	16,925.9	21.9	17,665.5	21.3	21,783.0	23.7	19,815.2	22.0	11,248.5	18.5
Consumption	48,984.6	63.5	51,145.5	61.8	54,656.6	59.4	57,082.4	63.5	40,078.6	65.9
Public	10,010.5	13.0	10,603.2	12.8	11,266.7	12.2	11,643.3	12.9	8,074.1	13.2
Private	38,974.0	50.5	40,542.3	49.0	43,389.9	47.1	45,439.1	50.5	32,004.5	52.6
Inventories	3,422.2	4.4	5,774.1	7.0	7,296.2	7.9	5,207.3	5.8	3,957.7	6.5
External Demand	7,825.8	10.1	8,190.9	9.9	8,321.4	9.0	7,808.0	8.7	5,497.6	9.0
Gross Domestic Product	55,807.5	100.0	58,138.3	100.0	61,409.1	100.0	62,233.9	100.0	43,551.8	100.0
Petroleum activities	6,554.3	11.7	6,593.1	11.3	6,682.7	10.9	6,741.5	10.8	5,073.5	11.6
Non-petroleum activities	43,127.0	77.3	45,055.6	77.5	47,648.4	77.6	48,515.2	78.0	33,917.9	77.9
Mining	264.8	0.5	278.5	0.5	261.2	0.4	206.1	0.3	139.6	0.3
Manufacturing	8,095.5	14.5	8,405.2	14.5	8,555.5	13.9	8,530.1	13.7	5,838.0	13.4
Electricity and water	1,258.9	2.3	1,322.1	2.3	1,372.6	2.2	1,417.7	2.3	1,064.6	2.4
Construction	4,018.5	7.2	4,209.4	7.2	4,907.1	8.0	4,793.2	7.7	3,046.4	7.0
Trade	5,243.2	9.4	5,585.1	9.6	6,096.1	9.9	6,301.6	10.1	4,028.9	9.3
Transportation	1,940.9	3.5	2,052.5	3.5	2,187.8	3.6	2,115.3	3.4	1,414.5	3.2
Communications	3,560.8	6.4	3,820.2	6.6	4,086.5	6.7	4,350.8	7.0	3,448.1	7.9
Financial institutions	2,269.8	4.1	2,541.5	4.4	3,392.8	5.5	4,127.3	6.6	3,429.5	7.9
Professional, real estate, rental services	5,485.3	9.8	5,678.9	9.8	5,917.7	9.6	6,062.9	9.7	4,441.8	10.2
Community, social, personal services.	3,243.6	5.8	3,430.3	5.9	3,684.3	6.0	3,852.6	6.2	2,761.5	6.3
General government	6,798.4	12.2	7,171.5	12.3	7,543.4	12.3	7,777.8	12.5	5,494.8	12.6
Other(3)	3,459.6	6.2	3,410.0	5.9	3,517.3	5.7	3,533.4	5.7	2,443.6	5.6
Minus: Sifmi(4)	2,512.4	(4.5)	2,849.8	(4.9)	3,873.9	(6.3)	4,553.6	(7.3)	3,633.8	(8.3)
Net indirect taxes	6,126.2	11.0	6,489.6	11.2	7,078.0	11.5	6,977.2	11.2	4,560.4	10.5

(1)	Based on 1997 Constant Bolívares.
(2)	Includes: acquisitions less disposal of valuables.
(3)	Includes: agriculture, hotels and restaurants, and diverse public activities.
(4)	Financial intermediation services measured indirectly.
(5)	2014 figures represent the nine-month period ended September 30, 2014.

Source: BCV.

	2010	2011	2012	2013	2014(3)
	% change from previous year
Aggregate Global Demand	(1.9)	7.3	11.2	(2.3)	(8.2)
Aggregate Internal Demand	(0.5)	7.6	12.3	(1.9)	(8.4)
Gross Capital Formation	(6.3)	4.4	23.3	(9.0)	(17.9)
Consumption	(1.1)	4.4	6.9	4.4	(2.5)
Public	2.1	5.9	6.3	3.3	0.8
Private	(1.9)	4.0	7.0	4.7	(3.3)
Inventories	–	–	–	–	(28.5)
External Demand	(12.9)	4.7	1.6	(6.2)	(6.1)
Gross Domestic Product	(1.5)	4.2	5.6	1.3	(4.0)
Petroleum activities	0.1	0.6	1.4	0.9	0.3
Non-petroleum activities	(1.6)	4.5	5.8	1.8	(3.8)
Mining	(13.0)	5.2	(6.2)	(21.1)	(7.2)
Manufacturing	(3.4)	3.8	1.8	(0.3)	(9.2)
Electricity and water	(5.8)	5.0	3.8	3.3	(1.1)
Construction	(7.0)	4.8	16.6	(2.3)	(10.0)
Trade	(6.1)	6.5	9.1	3.4	(10.8)
Transportation	(2.0)	5.8	6.6	(3.3)	(8.2)
Communications	7.9	7.3	7.0	6.5	5.0
Financial institutions	(7.6)	12.0	33.5	21.6	14.2
Professional, real estate, rental services	(0.7)	3.5	4.2	2.5	(1.9)
Community, social, personal services	(0.1)	5.8	7.4	4.6	0.2
General government	2.6	5.5	5.2	3.1	1.7
Other(1)	(1.0)	(1.4)	3.1	0.5	(3.9)
Minus: Sifmi(2)	(7.9)	13.4	35.9	17.5	7.9
Net indirect taxes	(2.3)	5.9	9.1	(1.4)	(9.7)

(1)	Includes: agriculture, hotels and restaurants, and diverse public activities.
(2)	Financial intermediation services measured indirectly.
(3)	% change represents the percentage change from the twelve-month period ended December 31, 2014, to the nine-month period ended September 30, 2014.

Source: BCV.

Inflation

In April 2008, INE, in affiliation with the Ministry of Finance (currently, MPPEF) and BCV, issued Resolution No. 08-04-01 regulating the NCPI effective as of January 1, 2008. NCPI covers the same items as the CPI, but with a national geographic scope. The previous system only covered the Caracas and Maracaibo metropolitan areas. Inflation figures from January 1, 2008, have been calculated using NCPI. Figures prior to January 1, 2008 will not be re-calculated. NCPI has December 2007 as its base period and is published monthly within the first ten days of each month.

For the year ended December 31, 2009, the rate of inflation was 25.1%, as measured by NCPI, and 26.9%, as measured by the CPI. For the year ended December 31, 2010, the rate of inflation was 27.2%, as measured by NCPI, and 27.4%, as measured by the CPI. For the year ended December 31, 2011, the rate of inflation was 27.6%, as measured by NCPI, and 29.0%, as measured by CPI. For the year ended December 31, 2012, the rate of inflation was 20.1%, as measured by NCPI, and 19.5%, as measured by the CPI. For the year ended December 31, 2013, the rate of inflation was 56.2%, as measured by NCPI, and 52.7%, as measured by the CPI. For the year ended December 31, 2014, the rate of inflation was 68.5%, as measured by NCPI and 64.7%, as measured by the CPI.

To combat inflation, the Government has implemented a series of actions to increase the supply of goods and services to the public including: (1) the provision of financial assistance, machinery, intermediate goods and technical support to producers to promote agricultural activity; (2) increasing the supply of foreign currency by restructuring the currency exchange system pursuant to the creation of SIMADI and combining the existing exchange control system of SICAD I and SICAD II on February 2015; (3) the creation of the SUNDDE, whose objective is to determine the fair prices for goods and services in order to reduce inflation; (4) the adoption of a biometric system in the public food distribution networks and in border areas of the country; (5) measures to curb the smuggling of food, fuel and other goods and essential supplies out of the country; and (6) implementing increased inspections of importers and exporters to combat currency arbitrage (among the three official exchange rates) and fraud.

The Law on Fair Cost and Prices became effective as of November 22, 2011, and was implemented in order to address the high inflation rate, guarantee access to goods and stabilize prices. The law provided a mechanism for setting maximum retail prices on goods across various economic sectors and included the creation of a special committee called SUNDECOP, which monitored and regulated the cost structures of the companies involved in importing and selling goods, established the standards for the National Registry of Prices of Goods and Services and set maximum retail prices or the price range for goods and services. SUNDECOP was also empowered to sanction any company or person that establishes excessive prices on goods and services. In addition to SUNDECOP, INDEPABIS was also charged with verification of fair prices. INDEPABIS was formed on May 27, 2008, pursuant to Decree 6,092 as the Republic's consumer protection agency.

On January 23, 2014, the Maduro administration passed the Organic Law of Fair Prices to supersede the Law on Fair Costs and Prices. The Organic Law of Fair Prices aims at reducing inflationary pressures by supplementing existing regulations in fair pricing. The law established a maximum profit of 30% for each entity in the supply chain. The law also created SUNDDE by merging INDEPABIS and SUNDECOP. The objectives of SUNDDE include determining fair prices for goods and services through cost structure analysis and establishing maximum percentage of profits and effective control of economic and commercial activity in order to protect citizens' incomes and wages.

In the last five years, the actions by SUNDDE include:

•	Fixing the prices for a 19-item basic basket of goods. The items were given a Maximum Price Retail ("MRP"), which affects the entire supply chain, from importers to producers, wholesalers, retailers and the final consumer.

•	Monitoring registration with the the Unique Registry for Persons that Develop Economic Activities (Registro Único para Personas que Desarrollan Actividades Económicas or "RUPDAE"), a mandatory requirement in order to be able to carry out commercial activities in the country.

•	Implementing an "Efficient Queue-Killer Plan." Penalties of up to 10,000 tax units were set for food vending establishments whose cash registers did not operate efficiently and caused delays to consumers who were paying for their purchases.

•	Implementing a biometric system to capture fingerprints, in order to obtain a purchasing profile for every citizen and thus identify internal smugglers and implementing a plan against smuggling.

•	Implementing a strong price matching system, with access to the companies' accounting records by category, to establish costs and subsequent profits.

•	Deploying leading SUNDDE authorities to control main bus terminals and thereby ensure that all Venezuelans purchase tickets at a fair price.

Decree No. 1,467 amended the Organic Law of Fair Prices, as published in Official Gazette No. 6,156, dated November 19, 2014. Pursuant to this amendment, SUNDDE was provided with new powers including, among others, the ability to impose sanctions (as consistent with Decree No. 1,467). Additionally, a mechanism was introduced for the continual adjustment of fair pricing in all steps of the chain of production, distribution, importation, transportation and marketing of goods and services.

On February 7, 2014, SUNDDE approved the criteria to be used for the determination of fair prices. From February 7, 2014 until June 1, 2015, 19 administrative rulings for the adjustment of fair prices for food and personal care products have been approved, including, among others, the adjustment of the fair prices of chicken, beef, sugar, rice, corn and coffee, milk, soap, shampoo, detergent, and toothpaste.

On November 5, 2014, the National Assembly authorized an additional loan of Bs.3.0 billion to the ALBA-Mercosur Bicentennial Fund (Fondo Bicentenario ALBA-Mercosur), which is aimed at boosting domestic production and increasing exports to Latin America and the Caribbean. The ALBA-Merocsur Bicentennial Fund (formerly known as the Socialist Productive Bicentennial Fund (Fondo Bicentenario Productivo Socialista)) was established in January 2010 with an initial capital contribution of Bs.2.6 billion (U.S.$1.0 billion at the then-current exchange rate).

The following table sets forth five price indices for the periods indicated:

	2012					2013					2014
	I	II	III	IV	Year	I	II	III	IV	Year	I	II	III	IV	Year
Consumer prices[1]
Average	4.5	3.3	3.8	6.0	21.1	8.6	12.9	12.2	13.5	40.6	9.6	15.2	13.8	15.1	62.2
End of period	3.5	3.8	3.7	7.7	20.1	7.9	15.8	11.0	12.6	56.2	10.1	16.7	13.4	15.7	68.5
Producer prices index
Manufacturing goods
Average	2.8	2.5	3.0	4.0	15.1	6.7	11.7	10.3	11.0	32.3	n.a.	n.a.	n.a.	n.a.	n.a.
End of period	2.5	2.8	3.2	4.5	13.6	7.8	12.7	9.3	10.8	47.1	n.a.	n.a.	n.a.	n.a.	n.a.
Raw materials (construction)
Average	3.8	3.2	4.9	4.9	17.3	11.3	19.1	14.0	20.9	54.3	n.a.	n.a.	n.a.	n.a.	n.a.
End of period	3.6	4.3	4.5	6.0	19.6	15.0	21.1	9.2	20.6	83.4	n.a.	n.a.	n.a.	n.a.	n.a.
Wholesale prices
Domestic goods
Average	3.4	2.5	2.8	6.2	16.8	7.0	11.5	14.3	11.8	37.4	n.a.	n.a.	n.a.	n.a.	n.a.
End of period	2.4	3.1	3.5	7.5	17.4	5.6	16.0	12.4	11.0	52.8	n.a.	n.a.	n.a.	n.a.	n.a.
Imported goods
Average	2.7	2.4	2.4	4.5	11.5	10.0	12.8	13.0	9.2	38.7	n.a.	n.a.	n.a.	n.a.	n.a.
End of period	2.3	2.1	2.7	5.5	13.2	12.4	13.3	11.9	5.5	50.5	n.a.	n.a.	n.a.	n.a.	n.a.

(1)	National Consumer Price Index.

n.a. = Not available.

Note: Manufacturing, raw materials and wholesale prices were calculated with tax.

Source: BCV.

The following table sets forth the NCPI for the periods indicated:

National Consumer Price Index

(Base: December 2007 = 100)

Year and Month	NCPI
2010
January	166.5
February	169.1
March	173.2
April	182.2
May	187.0
June	190.4
July	193.1
August	196.2
September	198.4
October	201.4
November	204.5
December	208.2
2011
January	213.9
February	217.6
March	220.7
April	223.9
May	229.6
June	235.3
July	241.6
August	246.9
September	250.9
October	255.5
November	261.0
December	265.6
2012
January	269.6
February	272.6
March	275.0
April	277.2
May	281.5
June	285.5
July	288.4
August	291.5
September	296.1
October	301.2
November	308.1
December	318.9
2013
January	329.4

Year and Month	NCPI
February	334.8
March	334.1
April	358.8
May	380.7
June	398.6
July	411.3
August	423.7
September	442.3
October	464.9
November	487.3
December	498.1
2014
January	514.7
February	526.8
March	548.3
April	579.4
May	612.6
June	639.7
July	666.2
August	692.4
September	725.4
October	761.8
November	797.3
December	839.5

Source: BCV.

Foreign Trade and Balance of Payments

Foreign Trade

Foreign trade plays a vital role in the Venezuelan economy. Until recently, the Republic traditionally had a favorable balance of trade. Average annual exports between January 2010 and December 2012 were approximately U.S.$85.2 billion. During the same period, average annual imports were approximately U.S.$48.1 billion. The Republic's total exports were approximately U.S.$66.9 billion and U.S.$89.0 billion for the nine-month period ended September 30, 2014, and for the year ended December 31, 2014, respectively. During the same period, the Republic's total imports were approximately U.S.$39.4 billion.

For the nine-month period ended September 30, 2014, the Republic's total exports were U.S.$60.5 billion. Petroleum products represent the largest component of total exports, totaling U.S.$58.3 billion during the same period. During the same period, total imports, consisting mainly of production inputs, machinery, equipment and manufactured goods, were U.S.$32.2 billion.

Trade Policy

The basic goals of the Republic's trade policy are to generate sustainable growth and macroeconomic stability by diversifying production and promoting Venezuelan products in the international market. The policy contemplates reinforcing current trade alliances and developing new trade alliances with an emphasis on South American and Caribbean countries.

The Republic is a member of the GATT and the WTO. The Government has entered into a number of bilateral, regional and multilateral agreements, including with countries in South America and the Caribbean basin, as well as countries in the European Union, Africa, the Middle East and Asia, regarding the promotion of bilateral trade and economic and technological development, as well as the facilitation of purchases of petroleum and refined petroleum products. Within the PetroCaribe framework, the Republic entered into several agreements with the Caribbean countries to supply oil and products under preferential financing conditions similar to those established by other agreements between the Republic and Central American and South American states, such as Argentina, Bolivia, Ecuador and Uruguay, under which the Republic supplies crude oil and oil by-products to state-owned oil companies of the PetroCaribe countries. Venezuela provided oil to state-owned oil companies of PetroCaribe members in the amounts of 99.2 thousand bpd in 2010, 94.6 thousand bpd in 2011, 121.0 thousand bpd in 2012, 118.0 thousand bpd in 2013, and 75.0 thousand bpd in 2014. In exchange, these countries supplied the Republic with goods and services in several areas as well as technical assistance, including agricultural consulting and medical personnel.

CORPOVEX was created in 2013 as one of several initiatives to strengthen domestic production and export capacities and improve economic conditions. For more information, see "—Economic Policy and Legislation—Exchange Control Regime."

On December 2, 2014, President Maduro announced the creation of a national office for exports. This special export authority will work in collaboration with the Bank for Foreign Trade (Banco de Comercio Exterior or "BANCOEX") CENCOEX and CORPOVEX, as well as a selection of exporting companies to centrally manage all procedures related to the export of products.

Venezuela Exports (Venezuela Exporta), an export promotion program established in 2013 and led by BANCOEX, has toured 16 countries including Ecuador, Bolivia, Bogota, Colombia, Cuba, and Brazil, exhibiting hundreds of products of export quality and garnering U.S.$270.0 million in anticipated business for Venezuela's exporters.

The Government is also pursuing a variety of regional initiatives, including ALBA, UNASUR, Mercosur and Petrosur. For more information, see "Bolivarian Republic of Venezuela—Domestic and Regional Initiatives—Regional Initiatives." On November 5, 2014, the National Assembly authorized an additional loan of Bs.3.0 billion to the ALBA-Mercosur Bicentennial Fund (Fondo Bicentenario ALBA-Mercosur), which is aimed at boosting domestic production and increasing exports to Latin America and the Caribbean. The ALBA-Merocsur Bicentennial Fund was established in January 2010 with an initial capital contribution of Bs.2.6 billion (U.S.$1.0 billion at the then-current exchange rate).

On August 22, 2014, the Government banned the exportation of products including various food items, basic supplies, medicines and other locally-consumed products, pursuant to Presidential Decree No. 1190.

Trading Partners

The United States is Venezuela's most important trading partner. As of December 2014, Venezuela was the third largest exporter of petroleum products to the United States. In addition to the United States, Venezuela's significant trading partners include various Latin American, European and Asian countries.

For the year ended December 31, 2012, the United States accounted for 20.3% of Venezuela's total imports, China accounted for 12.3% of Venezuela's total imports, Brazil accounted for 7.4% of Venezuela's total imports and Colombia accounted for 4.1% of Venezuela's total imports. In the same year, the United States accounted for 40.3% of Venezuela's total oil exports, China accounted for 14.7% of Venezuela's total oil exports and India accounted for 12.2% of Venezuela's total oil exports. Also in the same year, the United States accounted for 24.2% of Venezuela's total non-oil exports, China accounted for 16.7% of Venezuela's total non-oil exports and Brazil accounted for 6.9% of Venezuela's total non-oil exports.

For the year ended December 31, 2013, the United States accounted for 19.8% of Venezuela's total imports, China accounted for 14.4% of Venezuela's total imports, Brazil accounted for 9.4% of Venezuela's total imports and Colombia accounted for 4.4% of Venezuela's total imports. In the same year, the United States accounted for 26.2% of Venezuela's total non-oil exports, China accounted for 12.1% of Venezuela's total non-oil exports and Brazil accounted for 8.3% of Venezuela's total non-oil exports.

In the period from January to August 2014, the United States accounted for 22.9% of Venezuela's total imports, China accounted for 13.6% of Venezuela's total imports, Brazil accounted for 10.5% of Venezuela's total imports and Colombia accounted for 5.6% of Venezuela's total imports. In the same period, the United States accounted for 31.7% of Venezuela's total non-oil exports, China accounted for 6.7% of Venezuela's total non-oil exports and Brazil accounted for 7.3% of Venezuela's total non-oil exports.

In 2007, Venezuela and China signed several agreements which provided for the construction of three refineries in China to process Venezuelan crude oil and also explored building a refinery to upgrade heavy crude oil to lighter quality using Chinese technology and to process crude oil from the Orinoco Oil Belt. As of July 2015, Venezuela had four Joint Ventures with China: Petrolera Sinovenezolana (established on October 2006), Petrozumano (established on November 2007), Sinovensa (established on January 2008) and Petrourica (established on October 2010). For the year ended December 31, 2014, Petrolera Sinovenezolana, Petrozumono, Sinovensa and Petrourica produced an average of 4.7, 5.1, 153.8 and 0.9 mbd, respectively.

In November 2007, the governments of Venezuela and China through BANDES and the China Development Bank ("CDB"), respectively, created a joint investment fund to finance socio-economic projects in the areas of health, housing, welfare, infrastructure, mining and oil related projects in Venezuela, referred to as the Sino-Venezuelan Joint Fund (Fondo Financiamiento Conjunto Chino—Venezolano) by entering into a credit facility in the aggregate amount of U.S.$4.0 billion. The credit facility had a term of three years, extendible for a total of 15 years. In connection with the credit facility, PDVSA entered into a supply agreement for crude oil and refined products with China National United Oil Corporation ("CNPC"). The proceeds of sales under the supply agreement were applied to pay amounts due under BANDES' loan with the CDB.

The Sino-Venezuelan Joint Fund is financed by contributions from FONDEN and the CDB and the funds are administered by BANDES. The Sino-Venezuelan Joint Fund is divided into four Funds:

1.	Heavy Fund I (Fondo Pesado I), "Tranche A," was signed in November 2007 with contributions of U.S.$4.0 billion from CDB and U.S.$2.0 billion from FONDEN. Tranche A was repaid in full in November 2010 to CDB and FONDEN. The first rollover of Tranche A was signed in June 2011 and was repaid in full by May 2014. The second rollover of Tranche A was signed in July 2014 with contributions of U.S.$4.0 billion from CDB and the equivalent of U.S.$2.0 billion in Bolívares from FONDEN. The disbursement of the second rollover was made in November 2014.

2.	Heavy Fund II (Fondo Pesado II), "Tranche B," was signed in February 2009 with contributions of U.S.$4.0 billion from CDB and U.S.$2.0 billion from FONDEN and was repaid in full by February 2012. The first rollover of Heavy Fund II was signed in February 2012.

3.	Heavy Fund III (Fondo Pesado III), "Tranche C," was signed in November 2013 with contributions of U.S.$5.0 billion from CDB and U.S.$1.0 billion from FONDEN.

4.	Long Term Facility (Gran Volumen) was signed in September 2010 with contributions of U.S.$20.0 billion from CDB, with payment obligations until September 2020, in which U.S.$10.0 billion was settled for the equivalent amount in renminbi.

In addition to the contributions of CDB and FONDEN to these funds, in December 2009, BANDES and PDVSA entered into a credit facility with CDB in an aggregate amount of U.S.$500 million. In May 2010, PDVSA entered into a credit facility with CDB and Portugal's Banco Espírito Santo in the aggregate amount of U.S.$1.5 billion. In March 2011, PDVSA entered into a credit facility with the Industrial and Commercial Bank of China in the aggregate amount of U.S.$4.0 billion. In November 2011, PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$1.5 billion. In February 2012, PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$500 million. In May 2012, the National Assembly approved an amendment to the Sino-Venezuelan Joint Fund. This amendment allows the governments of Venezuela and China to renew the U.S.$12.0 billion credit facility between CDB and BANDES an indefinite number of times. On August 10, 2012, the Republic announced that CDB would contribute an additional U.S.$4.0 billion to the Sino-Venezuelan Joint Fund and FONDEN would contribute an additional U.S.$2.0 billion. On September 18, 2013, BANDES and PDVSA entered into a credit facility with CDB in the aggregate amount of U.S.$5.0 billion.

On February 18, 2009, the Republic and China entered into 12 cooperation agreements in the areas of oil, agriculture and telecommunications and increased the Sino-Venezuelan Joint Fund, in which PDVSA participates as a crude oil supplier, by selling approximately 230.0 thousand bpd to the CNPC. As of December 31, 2012, the Republic had sold approximately 230.0 thousand bpd to the CNPC for Tranches A and B, 100.0 thousand bpd for Tranche C, and approximately 300.0 thousand bpd for the Long Term Facility. Collection on the volumes delivered by PDVSA was received by BANDES to secure compliance with the commitments undertaken by the Republic with respect to that agreement. During 2014, 2013, 2012, 2011 and 2010, BANDES transferred to PDVSA U.S.$8.1 billion, U.S.$9.7 billion, U.S.$12.4 billion, U.S.$6.7 billion and U.S.$1.3 billion, respectively, corresponding to collections received. The volumes delivered in 2009 through 2014, on behalf of the Republic, according to Article 45 of the Hydrocarbons Law, were considered part of the fulfillment of PDVSA's obligations for production taxes.

On June 2, 2009, the Republic ratified a bilateral investment treaty ("BIT") with the Russian Federation. The BIT provides, among other things, an arbitration framework that Venezuela and Russia can use to settle any investment differences or disputes between the two countries. On the same date, the Republic ratified a separate treaty between Russia and Venezuela for cooperation in the areas of oil, gas and electrical energy (Ley Aprobatoria del Convenio entre el Gobierno de la República Bolivariana de Venezuela y el Gobierno del la Federación de Rusia sobre Cooperación en el Área Energética).

In March 2010, the National Asembly approved the establishment of the joint venure Empresa Mixta PetroMiranda, S.A., formed between PDVSA and the National Oil Consortium of Russia, to operate in the Junin-6 block deposit in the Orinoco Oil Belt (Official Gazette No. 39.393, dated March, 24, 2010). As of April 2010, the National Oil Consortium of Russia paid the Republic a U.S.$600 million bonus for participation in the development of the Junin-6 block deposit. The project is expected to produce an estimated 400.0 thousand bpd to 500.0 thousand bpd of extra heavy crude oil. In January 2013, the Empresa Mixta PetroMiranda, S.A., began oil production. As of December 31, 2014, the joint venture reported production of 4.0 thousand bpd and as of July 2015, it reported production of approximately 7.1 thousand bpd. The investment for this project is estimated to be approximately U.S.$20.0 billion and the National Oil Consortium of Russia will own a 40% stake in the joint venture and PDVSA will own the remaining 60%. The joint venture will have a duration of 25 years.

Since 2007, Russia has provided the Republic with approximately U.S.$6.2 billion in financing for Russian arms. In September 2009, former President Chávez announced that Russia would finance arms purchases valued at U.S.$2.2 billion. The arms purchase would increase the Republic's defensive capacity with more tanks, missiles and anti-aerial defense systems. In 2011, Russia and the Republic signed an agreement for an additional U.S.$4.0 billion loan to be used towards additional Russian weaponry.

In April 2013, PDVSA signed three cooperation agreements with the Russian state oil company, Rosneft, to create a joint venture called Petrovictoria in order to develop the Orinoco Heavy Oil Belt. In May 2013, PDVSA and Rosneft signed a U.S.$1.5 billion loan agreement in order to develop several oil projects. As of July 2015, Petrovictoria carried out crude oil and associated natural gas exploration and production activities in the Carabobo area of the Orinoco Oil Belt, with the goal to produce 400.0 thousand bpd by 2019.

In November 2011, the Republic and China Aluminum International Engineering Company ("Chalieco") signed a U.S.$403 million loan to improve the performance of the Republic's primary aluminum smelters, CVG Alcasa. The funds came from the Sino-Venezuela Joint Fund. In addition to the Chalieco funds, former President Chávez approved U.S.$90.4 million to be provided by FONDEN, in order to maintain operations in CVG Alcasa.

The following tables set out the geographical distribution of Venezuela's imports and exports for the periods indicated:

	Imports
	Year Ended December 31,
	2010	2011(1)	2012(1)	2013(1)	2014(1)(2)
	(as a percentage of total)
Brazil	9.6%	7.5%	7.4%	9.4%	10.5%
Colombia	3.7%	3.2%	4.1%	4.4%	5.6%
China	9.7%	8.8%	12.3%	14.4%	13.6%
Germany	3.2%	1.9%	1.5%	N/A	N/A
Italy	2.1%	1.4%	1.6%	N/A	N/A
United States	25.6%	20.9%	20.3%	19.8%	22.9%
Others	46.1%	56.3%	52.8%	52.0%	47.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.
(2)	2014 figures represent the eight-month period ended August 31, 2014.

Source: BCV.

	Non-Petroleum Exports
	Year Ended December 31,
	2010	2011(1)	2012(1)	2013(1)	2014(1)(2)
	(as a percentage of total)
Brazil	5.2%	10.9%	6.9%	8.3%	7.3%
Colombia	10.8%	13.0%	12.3%	12.1%	11.3%
China	17.4%	15.2%	16.7%	12.1%	6.7%
Germany	1.5%	0.7%	0.9%	N/A	N/A
Italy	2.0%	4.1%	3.6%	N/A	N/A
United States	24.4%	13.9%	24.2%	26.2%	31.7%
Others	38.7%	42.2%	35.4%	42.1%	41.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Preliminary figures.
(2)	2014 figures represent the eight-month period ended August 31, 2014.

Source: BCV.

Development of Non-Petroleum Exports

Venezuela's principal non-petroleum exports include steel, iron ore, chemical products, aluminum, fish and shellfish, cement, paper products, ceramics and tropical fruits. In 2010, non-petroleum exports totaled U.S. $3.4 billion, or 5.2% of Venezuela's total exports during that period. In 2011, non-petroleum exports totaled U.S. $4.7 billion, representing 5.0% of Venezuela's total exports during that period. In 2012, non-petroleum exports totaled U.S. $3.8 billion, or 3.9% of Venezuela's total exports during that period. In 2013, non-petroleum exports totaled U.S. $3.6 billion, representing 3.8% of Venezuela's total exports during that period. For the nine-month period ended September 30, 2014, non-petroleum exports totaled U.S. $2.2 billion, representing 3.6% of Venezuela's total exports during that period.

Balance of Payments

For 2010, the overall balance of payments recorded a deficit of approximately U.S.$8.1 billion and the current account had a total surplus of U.S.$8.8 billion. The deficit in the 2010 overall balance of payments was primarily due to net outflows in the financial account and the result of errors and omissions account. The increase in the current account surplus was primarily due to an increase in oil export revenues.

For 2011, the overall balance of payments recorded a deficit of approximately U.S. $4.0 billion and the current account had a total surplus of U.S.$24.4 billion. The deficit in the 2011 overall balance of payments was primarily due to an increase in the foreign currency assets abroad. The increase in the current account surplus was primarily due to increase in oil prices.

For 2012, the overall balance of payments recorded a deficit of approximately U.S.$1.0 billion and the current account had a total surplus of U.S.$11.0 billion. The deficit in the 2012 overall balance of payments is primarily due to a net accumulation of foreign assets held abroad by both private and public sector agents. The decrease in the current account surplus is primarily due to an increase in the volume of imports.

For 2013, the overall balance of payments recorded a deficit of approximately U.S.$4.5 billion and the current account had a total surplus of U.S.$5.3 billion. The deficit in the 2013 overall balance of payments was primarily due to the net outflows in the capital financial accounts and the results of errors and ommisions. The decrease in the current account surplus, as compared to 2012, is primarily due to the decrease in the international price of oil and oil exports and higher expenditures for services, income and current transfers.

For the nine-month period ended September 30, 2013, the overall balance of payments recorded a deficit of U.S. $3.3 billion and the current account had a total surplus of U.S.$7.5 billion. For the nine-month period ended September 30, 2014, there was a balance of payments deficit of approximately U.S.$0.8 billion and a current account surplus of U.S.$9.9 billion. The 2014 balance of payments deficit was primarily due to net outflows in the capital and financial accounts and a net accumulation of foreign assets held abroad by both private and public sector agents. The year-on-year increase in the current account surplus is primarily due to to a decrease in imports. Despite the increase in the current account surplus, the larger registered capital and financial account deficits due to the net outflow of capital and purchase of foreign assets by both the private and public sectors resulted in a negative balance of payments.

During 2010, the capital and financial account recorded a deficit of U.S.$13.9 billion. The deficit in the capital and financial account in 2010 was due to an increase in external assets by both the public sector and the non-financial private sector. During 2011, the capital and financial account recorded a deficit of U.S.$24.8 billion. The deficit in the capital and financial account in 2011 was due primarily to the increase of deposits in foreign currency abroad by the private and public sectors. During 2012, the capital and financial account recorded a deficit of U.S.$8.8 billion. The deficit in the capital and financial account in 2012 was due primarily to a net accumulation of foreign assets held abroad by both the private and public sectors. During 2013, the capital and financial account recorded a deficit of U.S.$6.5 billion. The deficit in the capital and financial account in 2013 was due primarily to a net accumulation of foreign assets held abroad by both the private and public sectors. For the nine-month period ended September 30, 2014, the capital and financial account recorded a deficit of U.S.$7.5 billion. For the same period in 2013, the capital and financial account recorded a deficit of U.S.$7.8 billion. The capital and financial account deficit decreased in the first nine months of 2014 relative to the same period in 2013 primarily due to a net accumulation of foreign assets held abroad by both the private and public sectors.

In 2010, net foreign direct investment inflows totaled U.S.$73.0 million. In 2011, net foreign direct investment inflows totaled U.S.$4.9 billion. In 2012, net foreign direct investment inflows totaled U.S.$756.0 million. In 2013, net foreign direct investment inflows totaled U.S.$4.9 billion. In the nine-month period ended September 30, 2014, net foreign direct investment outflows totaled U.S.$866.0 million. During the last several years, direct foreign investment is consists primarily of investments in the petroleum sector.

The following table sets forth Venezuela's balance of payments for the periods indicated:

	Year Ended December 31,
	2010	2011	2012(1)	2013(1)	2014(1)(2)
	(in millions of U.S. dollars)
Current Account	$8,812	$24,387	$11,016	$5,327	$9,909
Trade Balance	27,206	45,998	38,001	35,939	28,344
Oil Exports (f.o.b.)	62,317	88,132	93,569	85,603	58,332
Non-oil Exports (f.o.b.)	3,428	4,679	3,771	3,359	2,165
Imports (f.o.b.)	(38,539)	(46,813)	(59,339)	(53,023)	(32,153)
Services	(11,197)	(13,697)	(15,959)	(17,622)	(11,593)
Transportation	(3,466)	(4,426)	(5,783)	(6,788)	(4,446)
Travel	(877)	(1,472)	(1,533)	(2,372)	(1,215)
Communications	(225)	(220)	(261)	(279)	(217)
Insurance	(476)	(553)	(708)	(666)	(418)
Government	(269)	(368)	(734)	(324)	(308)
Other	(5,884)	(6,658)	(6,940)	(7,193)	(4,989)
Investment Income	(6,304)	(7,124)	(10,048)	(11,788)	(6,678)
Inflows	1,981	2,238	1,998	1,950	1,206
Public Sector Interest	738	621	625	479	188
Private Sector Interest	456	445	456	99	54
Public Sector dividends	375	645	368	871	688
Private Sector dividends	14	18	18	6	6
Public Sector Reinvested earnings	304	414	430	391	253
Private Sector Reinvested earnings	72	75	78	80	0
Other	22	20	23	24	17
Outflows	(8,285)	(9,362)	(12,046)	(13,738)	(7,844)
Public Sector Interest	(3,308)	(4,467)	(6,200)	(6,454)	(5,032)
Private Sector Interest	(33)	(29)	(25)	(36)	(23)
Public Sector dividends	(674)	(1,011)	(1,558)	(1,070)	(179)
Private Sector dividends	(2,355)	(1,431)	(1,493)	(1,820)	(614)
Public Sector Reinvested earnings	(1,162)	(1,319)	(1,313)	(2,491)	(928)
Private Sector Reinvested earnings	(711)	(1,063)	(1,414)	(1,819)	(1,071)
Other	(42)	(42)	(43)	(48)	(37)
Current Transfers	(893)	(790)	(978)	(1,202)	(164)
Capital and Financial Account	(13,917)	(24,775)	(8,829)	(6,466)	(7,525)
Inflows	41,446	50,677	47,064	38,405	27,721
Direct Investment	6,480	9,354	6,626	8,926	4,421
Abroad	599	3,872	66	45	64
In reporting economy	5,881	5,482	6,560	8,881	4,357
Public Debt (long-term)	11,781	18,901	9,094	7,993	3,107
Bonds	0	0	0	397	235
Loans	11,781	18,901	9,094	7,596	2,872
Private Debt (long-term)	13	0	0	0	0
Bonds	0	0	0	0	0
Loans	13	0	0	0	0
Imports Financing	3,517	1,799	1,638	4,741	1,303
Other	19,655	20,623	29,706	16,745	18,890
Outflows	(55,363)	(75,452)	(55,893)	(44,871)	(35,246)
Direct Investment	(6,407)	(4,435)	(5,870)	(4,038)	(5,287)
Abroad	(2,375)	(2,731)	(2,526)	(2,197)	(1,603)
In reporting economy	(4,032)	(1,704)	(3,344)	(1,841)	(3,684)
Public Debt (long-term)	(5,145)	(10,304)	(7,017)	(9,009)	(6,056)
Bonds	(1,001)	(2,802)	(2)	(2,075)	0
Loans	(4,144)	(7,502)	(7,015)	(6,934)	(6056)
Private Debt (long-term)	(81)	(131)	(52)	(59)	(26)
Bonds	0	0	0	0	0
Loans	(81)	(131)	(52)	(59)	(26)
Imports Financing	(1,434)	(5,367)	(2,857)	(2,730)	(1,813)
Other	(42,296)	(55,215)	(40,097)	(29,035)	(22,064)
Net Errors and Omissions	(2,955)	(3,644)	(3,183)	(3,361)	(3,189)
Overall Balance	(8,060)	(4,032)	(996)	(4,500)	(805)
Change in Reserves (Increase)(1)	8,060	4,032	996	4,500	805
Assets	7,939	4,012	846	$4,320	1,057
BCV(3)	7,941	3,183	846	4,320	1,057
BANDES	0	0	0	0	0
Stabilization Fund	(2)	829	0	0	0
Obligations	121	20	150	180	(252)
BCV(1)	121	20	150	180	(252)

(1)	Figures without parentheses indicate a diminution of the assets or increase of the corresponding liabilities. Figures within parentheses indicate an increase of the assets or diminution of the corresponding liabilities.
(2)	2014 figures are as of and for the nine-month period ended September 30, 2014.
(3)	Excludes changes in valuation.

Source: BCV.

International Reserves

As of December 31, 2010, total liquid operating reserves at BCV were U.S.$9.2 billion, a 48.0% decrease from 2009. The decrease in the liquid operating reserves was due to the contributions made by BCV to FONDEN and a decrease in the volume of U.S. dollars sold by PDVSA to BCV. As of December 31, 2011, BCV's gross international reserves totaled U.S.$29.9 billion, representing an approximately 1.32% increase from December 31, 2010. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million. As of December 31, 2011, total international monetary assets totaled U.S.$29.9 billion, liquid operating reserves at BCV totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at BCV totaled U.S.$29.5 billion. Total net liquid operating reserves at BCV totaled U.S.$5.6 billion.

In August 2012, BCV changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal is based on the average recorded by the London gold market on a six-month term basis.

BCV's gross international reserves at the end of 2012 totaled U.S.$29.9 billion. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million, liquid operating reserves at BCV totaled U.S.$6.0 billion and net international reserves (excluding funds in the Stabilization Fund) at BCV totaled U.S.$29.4 billion.

BCV's gross international reserves at the end of 2013 totaled U.S. $21.5 billion. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million, liquid operating reserves at BCV totaled U.S.$1.6 billion and net international reserves (excluding funds in the Stabilization Fund) at BCV totaled U.S.$20.8 billion.

BCV's gross international reserves for the nine-month period ended September 30, 2013, totaled U.S.$23.0 billion. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million, liquid operating reserves at BCV totaled U.S.$2.3 billion and net international reserves (excluding funds in the Stabilization Fund) at BCV totaled U.S.$22.7 billion.

BCV's gross international reserves for the nine-month period ended September 30, 2014, totaled U.S.$21.3 billion. In addition, funds in the Stabilization Fund totaled U.S.$3.0 million, liquid operating reserves at BCV totaled U.S.$2.1 billion and net international reserves (excluding funds in the Stabilization Fund) at BCV totaled U.S.$20.9 billion.

The following table sets out a breakdown of the international monetary assets of Venezuela for the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014(1)
	(in millions of U.S. dollars)
Gross International Reserves at Banco Central	$29,500	$29,889	$29,887	$21,478	$21,346
Gold(2)	16,363	19,959	19,987	15,440	14,940
Special Drawing Rights	3,449	3,438	3,441	3,478	3,349
IMF Position(3)	496	494	495	496	477
Other(4)	418	424	508	513	514
Total Liquid Operating Reserves at Banco Central	8,774	5,574	5,456	1,551	2,066
Reserves Liabilities of Banco Central	(361)	(381)	(531)	(711)	(459)
Net Liquid Operating Reserves at Banco Central	8,413	5,193	4,925	840	1,607
Net International Reserves at Banco Central	29,139	29,508	29,356	20,767	20,887
Stabilization Fund(5)	832	3	3	3	3
Other International Monetary Assets(6)	41	72	0	0	0
International Monetary Assets(7)	30,373	29,964	29,890	21,481	21,349

(1)	2014 figures are as of September 30, 2014.
(2)	Figures are valued at the market price for gold at the relevant dates and reflect methodological arrangements in the accounting treatment for gold-swap operations.
(3)	Includes net IMF Position.
(4)	Includes the Latin American Reserve Fund (FLAR) and Caribbean Development Bank (BDC).
(5)	Includes the Stabilization Fund portfolio managed by BCV.
(6)	Includes PDVSA rotatory fund.
(7)	Includes all monetary or similar assets denominated in units of exchange other than Bolívares owned or controlled by the Republic, BCV and other public sector entities.

Source: BCV.

BCV Transfers

In July 2005, the National Assembly amended the BCV Law that was originally enacted on October 3, 2001. The purpose of the 2005 amendment of the BCV Law was to coordinate the regulations and activities of BCV with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. See "The Venezuelan Economy–Economic Policy and Legislation—Stabilization Fund." The law enabled PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN.

In April 2011, former President Chávez issued by decree the Oil Windfall Profits Tax Law, which repealed the provisions of the BCV Law governing PDVSA's contributions to FONDEN. The Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly with FONDEN and used to finance the Missions as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

In 2013, the Oil Windfall Profits Tax Law was amended to state that "extraordinary prices" arise when the monthly average of international quotations of the price of Venezuelan liquid hydrocarbons is higher than the price set in the Budget Law for the respective fiscal year, but is equal to or lower than U.S.$80 per barrel and "exorbitant prices" arise when the monthly average of international quotation of Venezuelan liquid hydrocarbons price is higher than U.S.$80 per barrel. The Oil Windfall Profits Tax Law provides that when there are "extraordinary prices," a 20% tax will be applied on the difference between both prices.

The Oil Windfall Profits Tax law also provides that:

•	when exorbitant prices are higher than U.S.$80 per barrel, but lower than U.S.$100 per barrel, a tax of 80% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$100 per barrel, but lower than U.S.$110 per barrel, a tax of 90% of the total amount of the difference between the two prices will be applied; and

•	when exorbitant prices are equal to or higher than U.S.$110 per barrel, a tax of 95% of the total amount of the difference between the two prices will be applied.

Employment and Labor

Labor Policies

The composition of the labor force in Venezuela has undergone substantial changes during the last 50 years. The most significant change has been a shift in employment from the primary sector, principally consisting of agricultural activities and petroleum and mining exploration and extraction, to the tertiary sector, principally consisting of services, finance, transportation, communications and Government employment.

According to INE, the monthly average percentage of the labor force engaged in the informal sector of the economy in 2014 was 39.7%. The informal sector is comprised of domestic workers, self-employed owners, laborers and non-paid family laborers.

Under the Plan of the Nation, the Government contemplates integrating the informal sector into the economy. The Government intends to make technological and financial assistance available to informal sector participants on terms equivalent to those being offered to small-and medium-sized companies in the formal sectors of the economy. The Plan of the Nation also contemplates the implementation of programs to improve the skill level of the Venezuelan labor force and to promote an efficient labor market that would allow optimal mobility for Venezuelan workers. The Government also promotes the improvement of wages while minimizing any inflation that may occur as a result of such wage increases.

In 2010, the Government implemented a new management model in the companies controlled by CVG and other companies in the basic industries sector, such as the state-owned steel company SIDOR. This management model is referred to as "workers' control" ("control obrero"), in which all workers can express their opinions and vote in order to take decisions.

Private companies in Venezuela are being asked to introduce "co-management" among workers and boards of directors as the preferred model of corporate governance, as part of the Government's initiatives. Under this initiative, companies are invited to adopt the model and have a minimum of 20% worker representation on their governing boards in order to receive new loans from state banks.

In May 2012, a reform to the Labor Law was enacted in an effort to provide job stability and increase worker benefits. The main provision of the reform established a retroactive calculation of severance compensation for current workers who have remained active since June 19, 1997. Under the reform, all unjust dismissals of workers are prohibited. If employers wish to dismiss an employee, they must first seek a judicial determination that there is a legal basis for that dismissal. The reform also establishes that all workers in Venezuela are entitled to a pension after retirement, generally age 55 for women and 60 for men, regardless of whether they were engaged in formal or informal employment. The reform mandates reduced working hours, eliminating outsourcing and increasing compensation for working on holidays. The number of working hours during the week was reduced from 44 to 40 and employees are now entitled to a mandatory 48-hour rest period each week. This reduction in working hours contributes to inflationary pressure on consumer prices and a reduction in labor productivity as a result of higher unit labor costs.

In November 2014, President Maduro enacted the Youth Employment and Productive Enterprise Law (Ley del Empleo Juvenil y el Emprendimiento Productivo) (published in Official Gazette, dated November 13, 2014) by decree, which aims to improve access to and participation in the job market among young Venezuelans between the ages of 17 and 24.

In December 2014, both private and public sector workers received additional job protections as a result of Decree No. 1,583, published in the Extraordinary Official Gazette No. 6,168, dated December 30, 2014. According to this decree, workers may not be dismissed, transferred or penalized without just cause in the period between January 1, 2015 to December 31, 2015.

According to Article 91 of the Venezuelan Constitution, "[T]he State guarantees workers in both the public and the private sector a vital minimum salary which shall be adjusted each year, taking as one of the references the cost of a basic market basket." This provision guarantees annual adjustments to minimum salaries and since 1998, thirty wage increases have been carried out, including two increases in 2015. On May 21, 2015, the minimum wage was set at Bs. 7,422 a month, which was a 57.0% increase as compared to the minimum wage of Bs. 4,251 a month on May 1, 2014.

Labor Force

As the labor force of Venezuela has grown in recent years, there have been numerous efforts to absorb the increasing number of workers in Venezuela, particularly migrants from rural to urban areas. Beginning in 2003, social Missions have significantly improved training and education of manufacturing and agricultural workers.

At the end of 2010, the labor force totaled approximately 13.2 million. The annual average unemployment rate increased to 8.5% for the year ended December 31, 2010, primarily due to the slow growth in labor demand. As of December 31, 2011, the labor force totaled approximately 13.4 million. The annual average unemployment rate decreased to 7.8% for the year ended December 31, 2011. As of December 31, 2012, the labor force totaled approximately 13.6 million. The annual average unemployment rate decreased to 7.4% for the year ended December 31, 2012, primarily due to the growth of the national economy. As of December 31, 2013, the labor force totaled approximately 14 million. The annual average unemployment rate increased to 7.5% for the year ended December 31, 2013. This modest increase is primarily attributable to a slight increase in the unemployment rate of women. As of December 31, 2014, the labor force totaled approximately 14.3 million. The annual average unemployment rate decreased to 6.7% for the year ended December 31, 2014, driven by an increase in labor force participation, primarily among women and youth, in response to inflation and price volatility.

The following table sets forth employment activity by sector for the periods indicated:

	Year Ended December 31,
	2010		2011		2012		2013		2014
Labor Force:
Employed	12,129,475	91.9%	12,388,204	92.7%	12,570,783	92.6%	12,948,068	92.5%	13,345,931	93.3%
Unemployed	1,036,664	8.5%	1,054,485	7.8%	1,006,400	7.4%	1,046,663	7.5%	962,413	6.7%
Total	13,193,139	100.0%	13,442,689	100.0%	13,577,183	100.0%	13,994,731	100.0%	14,308,344	100.0%
By Sector:
Petroleum and Mining	129,568	1.1	133,450	1.1	159,770	1.3%	167,615	1.3%	183,389	1.4%
Agriculture, Fishing and Hunting	961,591	7.9	980,400	7.9	962,909	7.7%	961,749	7.4%	1,060,221	7.9%
Manufacturing	1,399,008	11.5	1,398,923	11.3	1,355,083	10.8%	1,461,933	11.3%	1,561,996	11.7%
Water, Electricity and Gas	52,533	0.4	57,506	0.5	60,427	0.5%	56,125	0.4%	54,103	0.4%
Construction	1,097,733	9.1	1,117,714	9.0	1,085,504	8.6%	1,068,963	8.3%	1,061,574	8.0%
Commerce, Restaurant and Hotels	2,895,082	23.9	2,962,237	23.9	3,080,127	24.5%	3,171,831	24.5%	3,221,009	24.1%
Transportation, Storage and Communications	1,126,307	9.3	1,147,963	9.3	1,135,457	9.0%	1,201,705	9.3%	1,199,886	9.0%
Financial Institutions, Insurance and Real Estate	644,426	5.3	688,797	5.6	697,278	5.5%	756,012	5.8%	755,476	5.7%
Community, Social and Personal Services	3,778,253	31.1	3,868,307	31.2	3,992,559	31.8%	4,070,904	31.4%	4,216,944	31.6%
Others	44,974	0.4	32,907	0.2	41,669	0.3%	31,231	0.2%	31,333	0.2%

Total	12,129,475	100.0%	12,388,204	100.0%	12,570,783	100.0%	1,294,806	100.0%	13,345,931	100%

Source: INE.

Labor Regulations and Labor Liabilities

The Organic Labor and Workers Law (Ley Orgánica del Trabajo, los Trabajadores y Trabajadoras), sets forth minimum standards for employee benefits and working conditions, such as a minimum wage, a maximum number of working hours, mandatory holidays and vacations, minimum retirement, severance compensation and health and safety regulations. The Organic Labor and Workers Law applies to private sector workers and to most public sector employees. The Law of Administrative Careers (Ley de Carrera Administrativa) also regulates the rights of other public employees, technicians and professionals. Public sector wages are set by decree, in accordance with the Organic Labor and Workers Law and the Collective Agreement of the Public Sector (Contrato Colectivo del Sector Público). Subject to minimum wage limitations set by the Government, private sector wages are competitive or set through collective bargaining contracts.

In June 1997, the Government reformed the Organic Labor and Workers Law. The reform implemented a tripartite agreement reached among the Government, employees represented by unions and their employers. The most significant reform was the elimination of the retroactive calculation of mandatory severance compensation for years of service. Previously, employers had been required to pay severance compensation for years of service calculated retroactively, based on an employee's salary at the time of termination of the labor relationship, regardless of any changes in the salary over the course of the employment. The law required that severance pay accumulated through December 1996, referred to as the "Labor Liabilities," be paid out within five years to both public and private employees. After December 1996, employers have been required to calculate severance compensation monthly, based on wages earned at that time, and deposit the amount in an account of the employee. The amounts deposited earn interest tax-free, which interest may be withdrawn by employees on a yearly basis. The account must accumulate during the entire period of employment and at the end of employment the employee can withdraw the entire amount. Under certain circumstances, the employee may withdraw portions of the principal in the account before the end of employment.

Since 1998, the Government has maintained a continuous effort to honor past Labor Liabilities. As of December 31, 2010, the estimated total amount of the Government's Labor Liabilities was approximately Bs.23.0 billion (U.S.$8.8 billion at the then-current exchange rate). As of May 31, 2011, the estimated total amount of Government's Labor Liabilities was approximately Bs.24.5 billion (U.S.$23.0 billion at the then-current exchange rate). As of August 31, 2012, the estimated total amount of the Government's Labor Liabilities was approximately Bs.77.4 billion (U.S.$18.0 billion at the then-current exchange rate). As of August 31, 2013, the estimated total amount of the Government's Labor Liabilities was approximately Bs.40.9 billion (U.S.$6.5 billion at the then-current exchange rate). As of December 31, 2014, the estimated total amount of the Government Labor Liabilities was approximately Bs.59.0 billion (U.S.$9.4 billion at the then-current exchange rate).

The Government has amended the 1997 labor law to provide for the payment of Labor Liabilities owed to public sector employees over a period of five years, together with interest, at a prescribed rate commencing in 1998. The Government has created a presidential commission to quantify and oversee the processing of the Labor Liabilities with respect to employees of the Government.

On March 31, 2012, the Republic, through a decree having the effect of an organic law, created the National Savings Fund for the Working Class (Fondo de Ahorro Nacional de la Clase Obrera or "FANCO") and Fund for Popular Savings (Fondo de Ahorro Popular or "FAP"). The obligations of the funds are fully guaranteed by the Republic. The Funds were created as state enterprises under the Ministry of Finance (currently, MPPEF).

FANCO was created in order to issue and service financial and investment instruments as well as to manage other resources to assist in the payment of Labor Liabilities. The decree creating FANCO states that FANCO will issue securities known as Petro-Orinoco bonds as well as real estate securities (títulos inmobiliarios) to serve as payment instruments for Labor Liabilities. The conditions of FANCO's payments during 2012 were as follows: (i) the individual nominal amount of the Petro-Orinoco corresponded to the debt and social labor liabilities of each of the benefited workers; (ii) the interest rate of the instrument is variable and reviewable every 180 days; and (iii) the reference rate to determine the interest rate is the social security interest rate published by BCV the month prior to the beginning of the period of the coupon payment plus a spread of 260 basis points.

The income of FANCO will consist of:

•	allocations under the Republic's yearly budget;

•	dividends derived from the shares of PDVSA Social, S.A., which was created under the same decree to support and contribute to FANCO. PDVSA Social, S.A. is entitled to a 4% participation in the ownership interests of PDVSA and its affiliate companies in the Mixed Companies created under the Hydrocarbons Law;

•	amounts derived from an additional 2.22% royalty from the Joint Ventures pursuant to the Hydrocarbons Law;

•	amounts derived from the 3.33% of the value of liquid hydrocarbons extracted in any oil field, to be paid by the joint venture under the extraction tax pursuant to the Hydrocarbons Law;

•	investment income from the management of the assets of FANCO;

•	inflows from public credit operations; and

•	other income as determined by the executive branch.

In August 2012, the first U.S.$206.0 million (Bs.886.0 million) of Petro-Orinoco bonds were issued to approximately five thousand current and former employees. Each such Petro-Orinoco bond is denominated in Bolívares and equivalent to Bs.1,000 and has an interest rate of 18% that will be paid on a quarterly basis. Government workers receiving the bonds have the option of collecting the interest on a quarterly basis, selling them to the Bank of Venezuela at any time after August 23, 2012, or trading them on the Bicentennial Stock Exchange at any time after the first anniversary of their issuance. FANCO contributed to a trust managed by the Bank of Venezuela an amount equal to the face value of the first issuance of the Petro-Orinoco bonds which can be collected by the bondholders. As of December 31, 2012, the estimated total amount of Labor Liabilities satisfied during the year through FANCO was U.S.$1.1 billion (Bs.4,746.8 million), to 18,578 people. As of December 31, 2013, Labor Liabilities satisfied during the year through FANCO was U.S.$455.0 million (Bs.2.9 billion) to 15,247 people. As of December 31, 2014, the estimated total amount of the Labor Liabilities satisfied during the year through FANCO was U.S.$466.8 billion (Bs.2.9 billion), to 9,238 people.

The FAP was created in order to promote national savings through investment mechanisms. The fund will include the participation of various workers' saving funds, companies and of the general public. The FAP is also allowed to issue securities and to invest in projects related to the national productive sector.

The income of the FAP consists of:

•	allocations under the Government's yearly budget;

•	dividends derived from PDVSA's Joint Ventures pursuant to the Hydrocarbons Law;

•	dividends derived from the FAP's participation in hydrocarbon companies;

•	investment income from the management of the assets of the FAP;

•	inflows from public credit operations; and

•	other income as determined by the executive branch.

The FAP bonds are issuable in Bolívares or foreign currency and can be sold after two years. To date, the FAP has not issued any securities.

In April 2007, the Government extended a firing freeze for private and public sector workers governed by the Organic Labor and Workers Law, effective through December 31, 2007. Under the decree, workers may not be fired, demoted or transferred without just cause. The firing freeze has been successively extended and the current firing freeze for all public and private sectors workers runs through December 31, 2015, for workers in the private and public sector, pursuant to Decree No. 1,583, as published in Extraordinary Official Gazette No. 6,168, dated December 30, 2014.

Minimum Wages

The Government sets the minimum salary for all public and private sector employees, which it adjusts as necessary to take into account changes in inflation and costs of living. The minimum wage has gradually increased over the years. In setting and adjusting minimum wages, the Government has attempted to address losses of purchasing power by the poorer segments of the Venezuelan labor force without creating an inflationary cycle. The minimum wage was increased in 2014 in three instalments. First, in January 6, 2014, the minimum wage was increased by 10% to Bs. 3,270.00 (US$519.05). Then on May 1, 2014, the Government increased the minimum wage to Bs.4,251.40 (US$674.83). On December 1, 2014, the minimum wage was further increased to Bs. 4,889.11 (US$776.05). As of August 2015, the minimum wage has been increased three times in 2015: to Bs.5,622.47 (US$892.46) on February 1, Bs.6,746.96 (US$1,070.95) on May 1, and then, in response to inflationary pressures, to Bs.7,421.66 (US$1,178.04) on July 1.

Reforms to the Social Security Laws

The Organic Law of Social Security (Ley Orgánica del Sistema de Seguridad Social) took effect on December 30, 2002. This law sets forth substantial reforms to the national social security system. The services covered by the social security system are divided among three types of services: Health Services, Social Services and Housing Services. The responsibility of managing and administrating these services will be shared among the National Health System, the National Housing Bank, the National Geriatric and Gerontology Institute, the National Pension Institute, the National Employment Institute, the National Labor Health Institute and the Worker's Training and Recreation Institute, which will each be in charge of their respective social services.

Under the terms of the Organic Law of Social Security, both workers and employers contribute to a collective social security system managed by the Government. Under the social security system, workers in the informal sector of the economy are able voluntarily to join the social security system and make the contributions necessary to enable them to receive a future retirement pension, with a subsidy from the Government of a certain percentage of their contributions. Along with contributions from employees, employers and the Government, the social security system is also financed by several other sources, including income from investments made with social security funds. The law created a Social Security System treasury with its own assets, distinct and independent from the National Treasury. The National Treasury's main responsibilities include collecting, investing and distributing social security funds (which are exempt from all taxes).

On April 30, 2010, former President Chávez issued a temporary Executive Decree No. 7401 published in Official Gazette No. 39,414, dated April 30, 2010, that was in force until December 31, 2010. Under the Decree, all women 55 and older and men 60 and older who were not working and who previously made contributions to the social security system, but not enough to enable them to receive a retirement pension under the terms of the Organic Law of Social Security, could apply to receive a retirement pension. Participants that were previously qualified were still required to make the payments to become eligible, but were able to do so in installments until May 1, 2012. In the meantime, the Government assumed the responsibility of making these contributions.

On April 30, 2012, former President Chávez issued a reform of the Social Security Law and its regulatory framework. Under the reform, self-employed citizens now have the ability to contribute to the social security system in order to become eligible to receive social security benefits.

Labor Unions

Venezuela has numerous labor unions. Unión Nacional de Trabajadores de Venezuela ("UNT") and Confederación de Trabajadores de Venezuela ("CTV") are among the largest labor unions in Venezuela. From 2007 to 2009, there was an increase in the number of labor unions, due in part to the nationalizations of the various sectors of the Venezuelan economy. In 2009, there were 6,000 registered labor unions as compared to 1,200 in 1998. Between 1986 and 1999 Venezuela had an increase of 4,198 labor unions, in contrast with Venezuela's increase of 6,086 labor unions during the previous 13 years, reflecting the Government's commitment to freedom of association. As of December 31, 2013, there were 6,086 registered labor unions. As of October 31, 2014, there were 6,183 registered labor unions, representing an increase of 97 labor since December 31, 2013.

Unions engage in collective bargaining primarily involving the negotiation of contracts on an industry-wide basis. Strikes and lockouts are permitted, but conciliation procedures must be observed prior to calling a strike or lockout.

Pursuant to the 2012 reform of the Labor Law, labor unions must be registered with the National Registry of Union Organizations (Registro Nacional de Organizaciones Sindicales).

Poverty and Income Distribution; Education

Poverty and Income Distribution

The Government differentiates between extremely poor, non-extremely poor and non-poor households based on census survey examinations with respect to qualitative factors such as access to electricity and potable water and the number of persons per dwelling unit. INE defines "extremely poor" as individuals who lack sufficient resources to obtain a subsistence-level basket of foodstuffs and "non-extremely poor" as individuals who have resources sufficient to obtain two times a subsistence-level basket of foodstuffs.

The following table provides statistics comparing the number and percentage of extremely poor, non-extremely poor and non-poor households in Venezuela for the years indicated:

	2010		2011		2012		2013		2014
	Total	%	Total	%	Total	%	Total	%	Total	%
Households:
Non-Poor	4,959,361	73.1%	5,049,544	73.3	5,512,180	78.8%	5,049,392	72.7%	n.a.	n.a.
Poor
Extremely Poor	467,726	6.9%	482,636	7.0%	442,965	6.0%	612,051	8.8%	n.a.	n.a.
Non-Extremely Poor	1,360,303	20.0%	1,353,591	19.7%	1,060,299	15.2%	1,287,539	18.5%	n.a.	n.a.
Total	1,828,029	26.9%	1,836,227	26.7%	1,483,264	21.2%	1,899,590	27.3%	n.a.	n.a.
All Households	6,787,390	100.0%	6,685,771	100.0%	6,995,444	100.0%	6,948,982	100.0%	n.a.	n.a.
Population:
Non-Poor	18,916,483	67.5%	19,408,077	68.1%	21,649,296	74.6%	19,415,005	67.9%	n.a.	n.a.
Poor
Extremely Poor	2,422,355	8.6%	2,450,621	8.6%	2,053,928	7.1%	2,791,292	9.8%	n.a.	n.a.
Non-Extremely Poor	6,702,792	23.9%	6,630,320	23.3%	5,324,330	18.3%	6,382,850	22.3%	n.a.	n.a.
Total	9,125,147	32.5%	9,080,941	31.9%	7,378,258	25.4%	9,174,142	32.1%	n.a.	n.a.
Total Population	28,041,630	100.0%	28,489,018	100.0%	29,027,554	100.0%	28,589,147	100.0%	n.a.	n.a.

n.a. = Not available.

Source: INE.

The percentage of the poor among the Venezuelan population has remained relatively stable, decreasing from 32.5% in 2010 to 32.1% in 2013. In addition to stimulating real growth in the economy and increasing job opportunities, the Government has taken measures to improve access to education and reduce truancy with the goal of improving literacy and technological skills among the future Venezuelan workforce, decentralize health and education support systems, reform social security and pension systems, and promote various Missions to target specific community problems and underserved groups of the population. For more information, see "Bolivarian Republic of Venezuela—Social Programs—Missions."

The following table compares statistics for the distribution of income or consumption in Venezuela and other Latin American countries:

	Venezuela(1)	Brazil(1)	Chile(1)	Colombia(1)	Mexico(1)	Peru(1)
Survey Year(2)	2006	2006	2006	2006	2006	2006
National Gini Index	44.8	56.8	51.8	58.7	48.1	50.9

(1)	Rankings are based on per capita income.
(2)	Data refers to the most recent year available.

Source: The World Bank.

Education and Other Sustainable Development Factors

According to the Human Development Index, referred to as the HDI, a measure used by the United Nations Development Program, or UNDP, Venezuela ranks 67th among the 187 countries in the world in the UNDP's Human Development Report for 2014.

The HDI provides a composite measure of three dimensions of human development: living a long and healthy life (measured by life expectancy), being educated (measured by adult literacy and enrollment at the primary, secondary and tertiary level) and having a decent standard of living (measured by purchasing power parity, or PPP, and income). The HDI provides a broad prism for viewing human progress and the complex relationship between income and well-being. According to the UNDP's Human Development Report for 2011, the HDI for Venezuela was 0.735 for the year ended December 31, 2011. In 2012, the HDI for Venezuela was 0.748 for the year ended December 31, 2012. In 2013, the HDI for Venezuela was 0.764 for the year ended December 31, 2013.

The following table summarizes the statistics for social factors related to the HDI in Venezuela and the other six largest economies in Latin America:

	HDI and Its Components	Education and Health	Multidimensional Poverty Index(1)
HDI Rank	Life Expectancy at birth 2013	Adult literacy rate (% of ages 15 and older) 2005–2012	Population below income poverty line (%) PPP U.S.$1.25 a day(2) 2002–2012	National poverty line 2000–2012
41 Chile	80.0	98.6	n.a.	n.a.
49 Argentina	76.3	97.9	0.9	n.a.
67 Venezuela	74.6	95.5	n.a.	n.a.
71 Mexico	77.5	93.5	0.7	52.3
79 Brazil	73.9	90.4	6.1	21.4
82 Peru	74.8	89.6	4.9	25.8
98 Colombia	74.0	93.6	8.2	32.7

(1)	Data refers to the most recent year available during the period specified. If no data is available, “n.a.” is indicated.
(2)	Personal Purchasing Power used to measure the poverty line.

Source: The World Bank and UNDP, Human Development Report, 2014 (statistics for the largest seven economies of Latin America).

While Venezuela's poor population face challenges due to a lack of access to basic necessities, some positive signs of sustainable development are present. The adult literacy rate was 95.5% between 2005–2012. Venezuela is ranked in the category of "high human development" in the following HDI statistical categories: overall profile and HDI trends, inequality-adjusted HDI, gender inequality index, gender development index, health for children and youth, adult health and health expenditures, education, command over and allocation of resources, social competencies, personal insecurity, international integration, environment, population trends and perceptions of well-being.

PRINCIPAL SECTORS OF THE VENEZUELAN ECONOMY

Petroleum and Natural Gas

General

The petroleum sector has been the cornerstone of the Venezuelan economy for the past 50 years. It represents the principal source of revenues, foreign exchange earnings and stimulus for economic, industrial and social change. The Republic is a member of OPEC and is the world's eleventh-largest oil producer. According to BP Statistical Review of World Energy June 2015, Venezuela has the largest proven oil reserves in the world, the eighth-largest proven natural gas reserves in the world and the largest proven reserves of both oil and natural gas in Latin America. Venezuela is the third-largest oil exporter to the United States. From 2010 through 2014, petroleum crude and products accounted for an average of approximately 96.1% of Venezuela's total exports. During the same period, petroleum sector revenues accounted for an average of approximately 38.8% of Venezuela's total Central Government revenues and petroleum sector activities accounted for an average of approximately 11.2% of GDP. In 2014, petroleum activities accounted for approximately 11.6% of GDP, compared to approximately 10.8% in 2013.

Hydrocarbons Law

On November 13, 2001, under the enabling law authorized by the National Assembly, former President Chávez enacted the Hydrocarbons Law, which came into effect in January 2002 and replaced the Hydrocarbons Law of 1943 and the Nationalization Law of 1975. The new Hydrocarbons Law provided that all oil production and distribution activities are the domain of the Venezuelan state. Every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Government, which may undertake such activities directly or through instrumentalities controlled by the Government through an equity participation of more than 50%.

Under the Hydrocarbons Law of 2001, the Government is responsible for performing industrial and commercial activities reserved for the Republic, such as the separation, purification and transformation of natural hydrocarbons and byproducts. In certain instances, the Government may perform the reserved activities through companies owned exclusively by the Republic or through related Joint Ventures in which the Republic owns a high percentage of shares.

The Hydrocarbons Law of 2001 decreased the income tax rate for oil exploration and production activities from 67.7% to 50% and to 34% for downstream activities. It increased the extraction royalty rate from 16.7% to 30%, though these royalties are deductible for purposes of calculating income tax.

The Hydrocarbons Law of 2001 also modified other hydrocarbon taxes. Under the surface area tax, every square kilometer or fraction thereof which has been licensed for exploration but which has not been used for that purpose will be taxed at 100 tributary units per year. This tax was increased by 2% every year through 2007 and then 5% annually thereafter. The Hydrocarbons Law of 2001 provides for a tax on developer consumption of 10% of the retail price on each cubic meter of petroleum products produced and used by the developer to fuel its own operations. The law also imposes a tax of 30% to 50% of the retail price on each liter of petroleum product sold in the Venezuelan domestic market. This tax on retail purchases is levied annually by the National Assembly in the Budget Law and is to be paid monthly to the National Treasury.

In May 24, 2006, the Hydrocarbons Law was amended to: (1) create an extraction tax imposed at a fixed rate of one-third the value of all liquid hydrocarbons extracted from any well, calculated on the same basis as the Hydrocarbons Law provides for calculating royalties; (2) create an export registration tax of 1/1,000 of the value of all hydrocarbons exported from any port in Venezuela, calculated on the sales price of such hydrocarbons; and (3) amend Article 2 to include the extraction of gaseous hydrocarbons associated with petroleum within the scope of the law (Official Gazette No 38.443, dated May 24, 2006). Joint Ventures are subject to a special advantage tax that consists of (a) a 3.33% royalty payment on the volumes of hydrocarbons extracted in areas designated by PDVSA and (b) the difference, if any, between (i) 50% of the value of hydrocarbons extracted in those areas, and (ii) the taxes already paid to the Republic for those hydrocarbons extracted.

In February 2007, former President Chávez issued a decree pursuant to which existing Orinoco Oil Belt projects, namely Petrozuata, Sincor, Cerro Negro and Hamaca, were required to be converted into Joint Ventures in which CVP or another PDVSA subsidiary holds an equity interest of at least 60% in accordance with the Hydrocarbons Law. Pursuant to this decree, operators of the Orinoco Oil Belt project became Joint Ventures, with PDVSA the majority owner of the operations.

As a result of the implementation of this decree, certain of the prior partners of the Orinoco Oil Belt projects commenced several litigation and arbitration proceedings against the Republic and PDVSA. For more information regarding developments and awards regarding these disputes, see "—Disputes Concerning the Oil Industry" below.

Petróleos de Venezuela, S.A.

To manage the assets acquired by the nationalization of the domestic oil industry, the Government decided to create PDVSA in 1975 by giving the Republic the sole ownership of the company. PDVSA's charter documents provide that the President of the Republic designates the members of PDVSA's board of directors by executive decree. PDVSA is the holding company for a group of oil and gas companies. PDVSA holds the world's largest proven crude oil reserves with daily crude oil production of 2.9 thousand bpd as of December 31, 2014, as measured by a combination of operational data, including volume of reserves, production, refining and sales, based on information published in November 2014 by Petroleum Intelligence Weekly, a trade publication. PDVSA carries out the exploration, development and production ("upstream") operations in Venezuela and the sales, marketing, refining, transportation, infrastructure, storage and shipping ("downstream") operations in Venezuela, the Caribbean, North America, South America, Europe and Asia. Through PDV Holding, a wholly owned subsidiary, PDVSA indirectly owns 100% of Petroleum Corporation ("CITGO"), a refiner and marketer of transportation fuels, petrochemicals and other industrial oil-based products in the United States. PDVSA plans to invest intensively in upstream and downstream projects in Venezuela and abroad in order to satisfy the current and expected global increase in energy demands.

In February 2015, CITGO Holding Inc. issued U.S.$1.5 billion in bonds secured by a 100% equity stake in CITGO. The bond proceeds funded a U.S.$2.8 billion dividend to PDVSA.

All hydrocarbon reserves in Venezuela are owned by the Republic and not by PDVSA. Under the Hydrocarbons Law, as amended, every activity relating to the exploration and exploitation of hydrocarbons and their derivatives is reserved to the Republic, which may undertake such activities directly or through entities controlled by the Republic through an equity participation of more than 50%. At the current production rate of crude oil and gas, Venezuela has proven hydrocarbon reserves of crude oil for the next 296 years for oil and 113 years for gas.

PDVSA mainly sells crude oil to the United States, Canada, the Caribbean, South America, Africa, Europe and Asia. In addition, PDVSA refines crude oil, with a refining capacity of approximately 2.8 million bpd and other feedstock in Venezuela and abroad into a number of products, including gasoline, diesel, fuel oil and jet fuel, petrochemicals and industrial products, lubricants and waxes, and asphalt. PDVSA is also engaged in the exploration and production of gas from off-shore sources with a production of 9.31 thousand barrel-of-oil equivalent, or "mboe," per day as of December 31, 2014.

Since its inception in 1975, PDVSA has been operating as a state-owned commercial entity vested with commercial and financial autonomy. PDVSA is regulated by MPPPM and is entitled to retain an amount in foreign currency denomination in order to meet its foreign currency-denominated investments and expenses. From 2005 to April 2011, the remaining balance of such proceeds, net of all applicable corporate income taxes, dividends and royalties, was required to be transferred to FONDEN to be used for social, educational, health care, liability management and special and strategic purposes. In April 2011, the Oil Windfall Profits Tax came into force, superseding the former dispositions of the BCV Law governing PDVSA's contributions to FONDEN. For more information, see "The Venezuelan Economy—International Reserves—BCV Transfers."

In December 2014, Currency Exchange Agreement No. 32 was enacted to allow PDVSA and its subsidiaries to sell to BCV its foreign currencies from its operations at any official exchange rate in accordance with the Currency Exchange Agreements in force, and outside of the exchange control regime. For further information concerning the exchange control regime of Venezuela and applicable exchange rates during the periods of presentation, see "The Venezuelan Economy—The Public Finance Law—Exchange Control Regime."

PDVSA, the most important contributor to Venezuela's GDP, exports and fiscal revenues, is responsible for coordinating most aspects of the petroleum industry, including administration, planning, operations, domestic and foreign marketing and capital investment. From 1978 through January 2006, PDVSA was responsible for the petrochemical sector, but this is now the responsibility of MPPPM. Since 1985, PDVSA has also been responsible for the development of coal resources located in western Venezuela, although in 2004 substantial responsibilities in this regard were transferred to Carbozulia, a fund for both regional development and for the development of Venezuela's bitumen resources. Through its subsidiaries, PDVSA supervises, controls and develops the petroleum, gas and coal industries in Venezuela.

MPPPM oversees all activities with respect to hydrocarbons and determines overall policies concerning rates of production, new investments and resource conservation. In addition, MPPPM is the chair of PDVSA's General Shareholders' Assembly, which sets PDVSA's general policy.

In March 2004, PDVSA modified its organization structure in order to (1) enhance internal control of its operations, (2) improve its corporate governance, (3) align its operating structure with the long-term strategies of its shareholder and (4) adhere to the Hydrocarbons Law with respect to the separation of different national oil industry activities. In May 2011, the Government appointed a new board of directors of PDVSA, which replaced the one designated in 2008. The new board is comprised of the President, two Vice-Presidents, five internal directors and three external directors. On September 2, 2014, President Maduro appointed Eulogio Del Pino as the new president of PDVSA and a new board of directors was appointed.

PDVSA is structured into vertically-integrated geographic divisions to manage its upstream operations, including exploration, production and upgrading, which are located only in Venezuela. These divisions are referred to as the Eastern Division, the Western Division and the Orinoco Oil Belt Division and are managed by the Vice Presidency of Exploration and Production. PDVSA's downstream operations are located in certain regions in Venezuela, the Caribbean, North America, South America, Europe and Asia.

PDVSA's business strategy is to pursue the development of Venezuela's hydrocarbon resources with the support of both national and foreign private capital, to maximize the value of oil and gas, and to ensure its financial strength and stability. PDVSA's Oil Sowing Plan (Plan Siembra Petrolera) was updated in 2011, focusing on the impact of the global financial crisis on economic growth and global oil demand. The plan is fundamentally based on the guidelines established by the Republic, which are as follows:

•	improving the labor relations by allowing the participation of all workers in developing guidelines, policies and strategies of oil development plans of PDVSA;

•	improving business operations with efficient scientific practices, techniques and management;

•	improving safety, hygiene, environmental protection and remediation for the fair use and exploitation of hydrocarbons;

•	continuing the transformation process of becoming a state company with social values;

•	diversifying its technology by developing it within PDVSA and ensuring complete technology transfers by implementing a comprehensive industrialization policy;

•	continuing to develop activities, programs and projects necessary to minimize the environmental impact of operations; and

•	ensuring self-sufficiency in energy supplies for the Petroleum Industry.

PDVSA's Plan Siembra Petrolera outlines the development of production and refining projects totaling U.S.$302.0 billion in Venezuela, the Caribbean, Latin America and Asia during its initial stage between 2014 and 2019. These investments are subject to the availability of cash from PDVSA's operations, obtaining financing on reasonable terms and the favorable pricing of crude oil and gas. From 2012-2014, PDVSA invested U.S.$73.7 billion in development projects, financed in part though the issuance of debt. During the year ended December 31, 2014, PDVSA invested U.S.$25.1 billion in such projects.

According to the Oil Sowing Plan, PDVSA's main objectives include achieving the following improvement milestones by the year 2019: increasing production capacity to 6.0 million bpd; expanding refining capacity to 3.0 billion bpd; increasing crude oil export volumes to 5.6 billion bpd; and increasing natural gas production to 11.9 billion cubic feet per day. The Oil Sowing Plan also calls for the development of the Orinoco-Apure region to become a significant petrochemical region for the Republic. As a result, a new refinery, Batalla de Santa Inés, is being built in the Orinoco-Apure region, with a targeted completion date in 2016. In the Oil Sowing Plan, PDVSA expects that the refinery will be capable of processing up to 100.0 thousand bpd of crude oil.

Business Strategy

PDVSA's business plan takes into account the impact of the global economic crisis on the global demand for oil and the expectations for global economic growth, as well as the projected supply of oil worldwide, the capabilities and challenges related to oil and gas production in Venezuela, and the consolidation of PDVSA's non-oil businesses. The business plan is based on the following key initiatives established by the Government:

•	Exploration of Condensate and Light and Medium Crude Oil: PDVSA intends to focus primarily on areas that have been already explored and that are currently producing crude oil. All other exploration areas, both on-shore and off-shore, are open to third party participation in partnership with PDVSA, under the framework of the Organic Hydrocarbons Law and the Venezuelan Constitution.

•	Development of the Orinoco Oil Belt Magna Reserves: The Orinoco Oil Belt area (55,314 km2) has been divided into 45 blocks for reserves quantification and certification of original oil on site purposes. There are approximately 1.3 trillion barrels of Original Oil in Place ("OOIP") in the Orinoco Oil Belt. Of that amount, approximately 262.6 billion barrels have been certified as recoverable reserves, based on a total recovery factor of 20%. PDVSA intends to participate actively in the development of these reserves.

•	Production Growth in Mature Areas and Off-Shore Condensates: PDVSA is investing in mature areas with a view to achieve a crude oil production capacity in these areas of 1.8 million bpd by 2019. The projected production in mature areas for the period leading up to 2019 includes the following: 1.2 million bpd from areas where PDVSA is the sole operator and 556.0 thousand bpd from joint ventures producing light, medium and heavy oil.

•	Expansion of Orinoco Oil Belt Production: PDVSA intends to obtain 4.1 million bpd from the expansion of PDVSA existing and future operations in the Orinoco Oil Belt. This growth represents an increase of 2.8 million bpd, which PDVSA plans to implement by developing PDVSA extra-heavy crude oil reserves, including new upgrading facilities and pipelines to terminals. The expected investment between 2013 and 2019 is $197.4 billion. The expected total oil production capacity for 2019, including the expansion of the Orinoco Oil Belt, off-shore crudes and the mature areas, is 6.0 million bpd. The growth of oil production capacity is expected to occur through joint ventures in which PDVSA typically has a 60% stake and international oil companies have the remaining 40% stake.

•	Development of Major Projects in Refineries: PDVSA intends to expand its refinery capacity from approximately 2.8 million bpd in 2013 (1.3/1.5 million bpd Venezuela/Overseas capacity) to 3.0 million bpd by 2019 (1.8/1.24 million bpd Venezuela/Overseas capacity). PDVSA expects that the implementation of this initiative will allow it to increase its production of refined petroleum products and upgrade PDVSA's product slate towards higher-margin products, as well as to improve the efficiency of PDVSA existing refining capacity. The focus of PDVSA's refining capacity expansion will be the incorporation of heavier crude oil from the Orinoco Oil Belt expansion into the national refinery system. PDVSA currently has major upgrade projects in progress, including projects to increase the refining capacities of Puerto La Cruz and El Palito Refineries, as well as a project to upgrade the Paraguaná Refining Complex in order to increase the conversion of white oil products. PDVSA plans to develop two refining centers in Venezuela: Petrobicentenario and Batalla de Santa Inés. In addition, PDVSA intends to expand PDVSA's refining capacities and develop additional refineries in the Caribbean, Central and South America and Asia.

•	Development of the Gas Sector: PDVSA has plans to develop on-shore and off-shore gas reserves with third party participation under the framework of the Venezuelan Organic Law of Gaseous Hydrocarbons (Ley Orgánica de Hidrocarburos Gaseosos). PDVSA intends to expand its natural gas production from 7,395 million cfd in 2013 to 10,494 million standard cubic feet per day (mmscfd) by 2019. In particular, PDVSA intends to focus on the development of the Delta Caribe, an initiative consisting of the Northeast Delta Caribbean Project and the Rafael Urdaneta Project in western off-shore Venezuela. These projects involve the development of gas reserves located north of Paria (the Mariscal Sucre Project), Gulf of Venezuela (Cardón IV/Rafael Urdaneta Project), Plataforma Deltana, the Gulf of Paria, Blanquilla, Guarapiche, Punta Pescador, and the Delta Centro area. With respect to northeast developments, PDVSA intends to link all blocks by a gas pipeline network to the future Güiria Hub, where an industrial complex, Gran Mariscal de Ayacucho, or CIGMA, is expected to be developed. For Gulf of Venezuela natural gas developments, PDVSA plans to connect the gas production blocks in the Peninsula de Paraguaná with the domestic gas transportation system.

•	Development of Infrastructure:

•	PDVSA is implementing an infrastructure program focused on multiple projects with the aim of securing the development of crude oil and gas reserves. This program includes building approximately 15.5 million barrels of oil storage capacity, one liquid terminal in Araya, one solid terminal in Punta Cuchillo, the expansion of the existing liquid terminal in Jose, approximately 1,380 km in oil pipelines, four new distribution facilities, the expansion of existing gas pipelines, and 2,199 km in new gas pipelines.

•	PDVSA is expanding the coverage of its distribution network of methane gas, to reduce LPG consumption and reduce environmental pollution, through the building of 8,625 km of pipelines and 16,818 km of internal lines to benefit approximately 728,900 families.

•	PDVSA has current plans to build three power plants with a total generating capacity of 2,100 megawatts ("MW").

•	Marketing of Crude and Products: PDVSA intends to continue supplying the local market and exporting crude oil, refined products and natural gas, including refineries and wholesalers in order to improve the margins, as well as renew and expand PDVSA's tanker fleet. PDVSA's subsidiary, PDV Marina, intends to increase its tanker capacity from its current 2,008 thousand dead weight tons ("dwt") to 2,642 thousand dwt by 2019. PDVSA expects to increase the number of PDVSA tankers and transport capacity in order to match the expected increase in production and better distribute PDVSA crude oil and refined petroleum products. In addition, PDVSA is expanding and diversifying the marketing efforts in Latin America, the Caribbean and Asia, including China, India and Japan, with the goal of reaching total crude oil exports of approximately 5.4 thousand bpd by 2019.

•	Early Production Strategy with Naphtha Strippers in the Orinoco Oil Belt: PDVSA has implemented an early production strategy in the Orinoco Oil Belt in order to start production before upgraders are built and operational. This strategy includes the construction of five Naphtha Strippers that are intended to permit the movement of extra-heavy crude oil diluted with naphtha from the production fields to the port terminals and/or storage tanks where the strippers are to be located. The strippers are intended to take out the naphtha diluted with the extra-heavy crude to allow the naphtha to be sent back to the production field for re-use as a transport diluent and to allow the extra-heavy crude oil to be blended with other light crudes in order to obtain a commercially viable crude product. The five Naphtha Strippers will have a total capacity of 1.0 million bpd and will require an investment of U.S.$3.0 billion.

PDVSA and the Venezuelan Economy

PDVSA is the largest corporation in Venezuela. As of December 31, 2014, PDVSA's total assets were U.S.$226.8 billion, compared to U.S.$231.1 billion on December 31, 2013. As of December 31, 2014, PDVSA's total liabilities were U.S.$137.0 billion, compared to U.S.$146.6 billion on December 31, 2013. As of December 31, 2014, PDVSA's long-term debt and capital lease obligations (excluding its current portion) were U.S.$39.9 billion, compared to U.S.$36.4 billion on December 31, 2013, and PDVSA's current debt and capital lease obligations totaled U.S.$5.9 billion at December 31, 2014, compared to U.S.$7.0 billion at December 31, 2013. Also as of December 31, 2014, PDVSA's other non-current liabilities totaled U.S.$46.1 billion, compared to U.S.$45.1 billion on December 31, 2013, and its other current liabilities totaled U.S.$35.6 billion, compared to U.S.$48.1 billion on December 31, 2013.

For the year ended December 31, 2014, PDVSA's revenues were U.S.$128.3 billion and its expenses were U.S.$108.2 billion.

PDVSA's net cash provided by operating activities in 2014 were U.S.$14.3 billion, representing U.S.$9.1 billion of net income, U.S.$8.4 billion of depreciation and depletion, U.S.$8.7 billion in provisions for employee termination, pension and other post-retirement benefits, equity in earnings of non-consolidated investees of U.S.$67.0 million, U.S.$6.8 million of asset impairment, less U.S.$4.6 billion of deferred income taxes and less changes in working capital of U.S.$1.7 billion. PDVSA's social development expenditures in 2014 totaled U.S.$5.3 billion.

For the year ended December 31, 2014, consolidated net cash provided in financing activities totaled approximately U.S.$10.8 billion and net cash used in PDVSA's investment activities totaled U.S.$24.5 billion.

For the year ended December 31, 2014, the average crude oil and products export price was U.S.$88.42 per barrel. PDVSA's capital expenditures in Venezuela for exploration and production totaled approximately U.S.$5.6 billion for the year ended December 31, 2014 and its capital expenditures in Venezuela for refining and marketing totaled U.S.$1.4 billion. Capital expenditures in Venezuela for natural gas projects totaled U.S.$4.4 billion in 2014, while capital expenditures in Venezuela for petrochemicals and others totaled U.S.$0.2 billion. As of December 31, 2014, Venezuela had estimated proven crude oil reserves totalling approximately 299.9 billion barrels and had proven reserves of natural gas amounting to 198,368 billion cubic feet (“bcf”).

The principal factors that affect PDVSA's consolidated results are the volume of crude oil exported and variations in the general price levels of hydrocarbons. PDVSA's production of crude oil and liquid petroleum gas averaged 2.9 million bpd in 2014 compared to production of crude oil and liquid petroleum gas averaged just above 3.0 million bpd in both 2013 and 2012. PDVSA's exports remained at approximately 2.4 million bpd in 2013 and 2014, respectively.

Because PDVSA is the single largest contributor to Venezuela's GDP, exports and fiscal reserves, it has a significant influence on the Venezuelan economy. PDVSA is responsible for, among other things, making substantial royalty, dividend and tax payments to the Government and supporting Venezuela's social development. For more information, see "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Petróleos de Venezuela, S.A."

Hydrocarbon Reserves and Exploration

PDVSA uses geological and engineering data to estimate its proven crude oil and natural gas reserves, including proven developed and undeveloped reserves. Such data is capable of demonstrating with reasonable certainty whether such reserves are recoverable in future years from known reservoirs under existing economic and operating conditions. PDVSA expects to recover proven developed crude oil and natural gas reserves principally from new wells and acreage that has not been drilled using its currently available equipment and operating methods. PDVSA reviews its crude oil and natural gas reserves annually to take into account, among other things, production levels, field reviews, new reserves from discoveries, year-end prices and economic and other factors. Proven reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

In 2009, one of the largest natural gas reservoirs in the Gulf of Venezuela was discovered. Referred to as Perla-1X, the natural gas reservoir is part of the Rafael Urdaneta project and is estimated to require several for full development. According to reports from PDVSA, the field could contain between 7–8 trillion cubic feet of natural gas.

As of December 31, 2014, Venezuela had estimated proven crude oil reserves totaling approximately 300.0 billion barrels (including an estimated 260.5 billion barrels of heavy and extra-heavy crude oil in the Orinoco Oil Belt). Based on 2012 production levels, Venezuela's estimated proven reserves of crude oil have a remaining life of 296 years.

As of December 31, 2014, Venezuela had proven reserves of natural gas amounting to 198,368 bcf. Virtually all of Venezuela's natural gas reserves are composed of natural gas incidental to the development of crude oil reserves. During 2014, approximately 35% of the natural gas produced was re-injected for purposes of maintaining pressure in reservoirs.

As of December 31, 2014, proven developed reserves of crude oil and natural gas represented approximately 4% and 19%, respectively, of Venezuela's total estimated proven crude oil and natural gas reserves on an oil equivalent basis. PDVSA maintains an active exploration and development program designed to increase its proven crude oil reserves and production capacity. PDVSA currently conducts its exploration and development activities in the Western Zulia Basin, the Central Southern Barinas-Apure Basin and the Eastern Basin in the Monagas and Anzoátegui states.

PDVSA continuously conducts exploratory activity throughout Venezuela and conducts such activities in other countries. In 2011, PDVSA's exploration expenses totaled U.S.$163.0 million, as compared to U.S.$147.0 million in 2010. The increase in exploration expenses was primarily due to expansion of exploratory activities carried out in Central America and the Caribbean in 2011. In 2012, PDVSA's exploration expenses totaled U.S.$492.0 million. The increase in exploration expenses was primarily due to the Orinoco Oil Belt projects. In 2013, PDVSA's exploration expenses totaled U.S.$176.0 million. The decrease of U.S.$316.0 million in exploration expenses was primarily due to the decrease in geophysical-related expenses of PDVSA's subsidiary PDVSA Petróleo. In 2014, PDVSA's exploration expenses totaled U.S.$84.0 million. The decrease of U.S.$92.0 million in exploration expenses was primarily attributable to a decrease in the local currency denominated expenses as a result of various operational changes.

The following table shows proven crude oil and natural gas reserves and proven developed crude oil and natural gas reserves, all located in Venezuela. Proven reserve quantities exclude natural gas liquids.

December 31, 2014
(million barrels, except where noted)
Proven Reserves(1)
Condensate, light and medium crude oil (API gravity of 21° or more)	22,522
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	277,431
Total crude oil	299,960
Natural gas (bcf)	198,368
Remaining reserve life of crude oil (years)(3)	296
Proven Developed Reserves
Condensate, light and medium crude oil (API gravity of 21° or more)	4,076
Heavy and extra heavy crude oil (API gravity of less than 21°)(2)	8,850
Total crude oil	12,926
Percentage of proven crude oil reserves(4)	4%
Natural gas (bcf)	37,730

(1)	Proven reserves include both proven developed reserves and proven undeveloped reserves.
(2)	Includes reserves in the Orinoco Oil Belt.
(3)	Based on crude oil production and total proven crude oil reserves.
(4)	Proven developed crude oil reserves divided by total proven crude oil reserves.

Source: PDVSA.

Refining

PDVSA has invested in its National and International Refining Systems (Sistema de Refinación Nacional e Internacional) to increase refining capacity and complexity and improve installations to satisfy global quality standards. Deep conversion capabilities in PDVSA's Venezuelan refineries have enabled it to improve yields by allowing a greater percentage of higher value products to be produced.

The following table sets forth the refineries where PDVSA holds an interest, the rated crude oil refining capacity and PDVSA net interest at December 31, 2014.

			Refining Capacity
Location	Owner	PDVSA's Interest	Total Rated Crude Oil	PDVSA's Net Interest
		(%)	(million bpd)	(million bpd)
Venezuela:
CRP, Falcón	PDVSA	100	955	955
Puerto La Cruz, Anzoátegui	PDVSA	100	187	187
El Palito, Carabobo	PDVSA	100	140	140
Bajo Grande, Zulia	PDVSA	100	16	16
San Roque, Anzoátegui	PDVSA	100	5	5

Total Venezuela			1,303	1,303

Caribbean:
Isla(1)	PDVSA	100	335	335
Camilo Cienfuegos	Cuvenpetrol(2)	49	65	32
Jamaica	Petrojam(3)	49	35	17
Haina, Dominican Republic	Refidomsa PDVSA(4)	49	34	17

Total Caribbean			469	401

United States:
Lake Charles, Louisiana	CITGO	100	425	425
Corpus Christi, Texas	CITGO	100	157	157
Lemont, Illinois	CITGO	100	167	167
Chalmette, Louisiana	Chalmette(5)	50	184	92
Saint Croix, United States Virgin Islands	Hovensa(6)	50	495	248

Total United States			1,428	1,089

Europe:
Nynäshamn, Sweden	Nynäs(7)	50	29	15
Gothenburg, Sweden	Nynäs(7)	50	11	5
Dundee, Scotland	Nynäs(7)	50	9	4
Eastham, England	Nynäs(7)	25	18	5

Total Europe			67	29

Worldwide Total			3,267	2,822

(1)	Leased in 1994. The lease expires in 2019.
(2)	A joint venture with Commercial Cupet S.A.
(3)	A joint venture with Petroleum Corporation of Jamaica (PCJ).
(4)	A joint venture with Refidomsa.
(5)	A joint venture with ExxonMobil Co. PDVSA sold its interests in this joint venture in June 2015.
(6)	A joint venture with Hess Co.
(7)	A joint venture with Neste Oil AB.

To maintain PDVSA's competitiveness in international markets, PDVSA has adopted a rigorous and comprehensive business plan, which involves large investments in Venezuela and overseas. These investments are targeted at improving PDVSA's refining systems and adapting them to meet environmental regulations and domestic and international product quality requirements. The business refining plan includes projects aimed at manufacturing gasoline and diesel through deep conversion. All investment efforts will support PDVSA's commercial strategy of market diversification.

The following table sets forth PDVSA's aggregate refinery capacity, input supplied by PDVSA (out of PDVSA's own production or bought in the open market), utilization rate and product yield for years ended December 31, 2012, 2013 and 2014.

Refining Production	At or for the year ended December 31,
	2012		2013		2014
	(million bpd)		(million bpd)		(million bpd)
Total Refining Capacity	3,267		3,267		3,267
PDVSA's net interest in refining capacity	2,822		2,822		2,822
Refinery input(1)
Crude Oil-Sourced by PDVSA
Light	320	15%	446	18%	332	15%
Medium	660	30%	643	29%	639	29%
Heavy	467	21%	454	21%	417	19%

Sub-total	1,447	66%	1,415	64%	1,388	63%
Crude Oil-Sourced by Others
Light	214	10%	241	10%	283	13%
Medium	96	4%	96	4%	58	3%
Heavy	130	6%	191	9%	209	10%

Sub-total	440	20%	528	24%	550	26%
Other Feedstock
Sourced by PDVSA	173	8%	185	8%	155	7%
Sourced by Others	133	6%	107	5%	129	6%

Total Transfers(5)	(12)	(1)	(28)	(1)	(38)	(2)%
Gasoline / Naphtha	(6)	–	(20)	–	(34)	–
Distillate	(6)	–	(8)	–	(4)	–
Lubricants	–	–	–	–	–	–
Others	–	–	–	–	–	–

Sub-total	294	13%	264	12%	246	11%
Total Refining Input
Sourced by PDVSA(2)	1,620	74%	1,600	71%	1,543	70%
Sourced by Others	573	26%	635	29%	679	32%
Transfers	(12)	–	(28)	–	(38)	(2)%

Total refinery input	2,181	100%	2,207	100%	2,184	100%

Crude Utilization(3)	77%		78%		77%
Product Yield(4)
Gasoline / Naphtha	745	–	773	–	794	–
Gasoline / Transferred Naphtha(5)	(6)	–	(20)	–	(34)	–

Total Gasoline/Naphtha	739	34%	753	34%	760	35%

Distillate	709	–	704	–	709	–
Transferred Distillate(5)	(6)	–	(8)	–	(6)	–

Total Distillate	703	32%	696	32%	703	32%

Low Sulfur Residual	101	5%	107	5%	104	5%
High Sulfur Residual	251	12%	282	13%	316	14%
Asphalt	30	1%	25	1%	25	1%
Naphthenic Specialty Oil	18	–	11	–	13	–
Transferred Naphthenic Specialty Oil(5)	–	–	–	–	–	–

Total Naphthenic Specialty Oil	18	1%	11	0%	13	1%

Refining Production	At or for the year ended December 31,
	2012		2013		2014
	(million bpd)		(million bpd)		(million bpd)
Petrochemicals	57	3%	57	3%	53	2%

Others	283	–	297	–	236	–
Transferred Others(5)	–	–	–	–	–	–

Total Others	283	13%	297	13%	236	11%

Net output	2,182	100%	2,228	101%	2,200	101%
Consumption, net (gain)/loss	(1)	–	(21)	(1)	(16)	(1)%

Total yield	2,181	100%	2,207	100%	2,184	100%

(1)	PDVSA's refineries sourced 70%, 71% and 74% of the refineries' total crude oil requirements from crude oil produced by PDVSA in 2014, 2013 and 2012, respectively.
(2)	Includes PDVSA interest in crude oil and other feedstock.
(3)	Crude oil refinery input divided by the net interest in refining capacity.
(4)	PDVSA's participation in the product range.
(5)	Received and shipped goods from and to the international and national refining system.

In 2014, PDVSA supplied all of the crude oil requirements to PDVSA's Venezuelan refineries (approximately 920.0 million bpd), approximately 189.0 million bpd of crude oil to PDVSA leased refinery in Curaçao and an aggregate of 467.0 million bpd of crude oil to refineries owned by PDVSA's international subsidiaries or in which PDVSA otherwise has an interest (refinery input takes into account PDVSA net interest in crude oil). Of the total volumes supplied by PDVSA to its international affiliates, approximately 30.0 million bpd were purchased by PDVSA in the global market and supplied to PDVSA's European affiliates. Additionally, CITGO purchased a total of approximately 200.0 million bpd of crude oil from PDVSA for processing in its refineries.

Disputes Concerning the Oil Industry

In February 2007, former President Chávez issued a decree under the authority conferred by the 2007 Enabling Law, pursuant to which the existing four Orinoco Oil Belt heavy oil projects that had been established in the 1990s as joint ventures controlled by private sector petroleum companies, Petrozuata, Sincor, Cerro Negro and Hamaca, were mandatorily converted into Joint Ventures, in which Corporación Venezolana del Petróleo ("CVP"), a wholly-owned subsidiary of PDVSA, or another PDVSA subsidiary, holds an equity interest of at least 60%. MPPPM was required to make a valuation of each new joint venture in order to determine the fair value of the participation of the PDVSA subsidiary in each joint venture and to provide any economic or financial adjustment as necessary. The decree also provided that existing profit-sharing agreements for the exploration of the Golfo de Paria Oeste, Golfo de Paria Este and the blocks known as La Ceiba, as well as Orifuels Sinovensa, S.A., must be converted into Joint Ventures.

In May 2007, CVP completed the acquisition process with respect to the four Orinoco Oil Belt strategic associations, Petrozuata, Sincor, Cerro Negro and Hamaca. In June 2007, Chevron Texaco, Statoil, Total, BP, Eni SpA, China Petroleum & Chemical Corporation ("Sinopec") and Ineparia agreed to convert their participations in the four Orinoco Oil Belt projects into Joint Ventures controlled by PDVSA, increasing PDVSA's average participation in the projects to 78.0%. Between December 2007 and September 2008, Moody's withdrew its credit ratings of all three Venezuelan heavy oil projects following the repayment and restructuring of the debt as a result of the negotiations with the lenders.

ExxonMobil and ConocoPhillips, the majority partners in the Cerro Negro and Petrozuata projects, respectively, did not reach a financial agreement with PDVSA regarding the required sale of their ownership interests. As a result, certain arbitration requests were filed by ExxonMobil and Conoco Phillips.

On September 6, 2007, Mobil Corporation ("Mobil"), Mobil Cerro Negro Holding, Ltd. ("Mobil CN Holding"), Mobil Venezolana de Petróleos Holdings, Inc. ("Mobil Venezolana Holdings"), Mobil Cerro Negro, Ltd. ("Mobil CN"), Mobil Venezolana de Petróleos, Inc. ("Mobil Venezolana") and Venezuela Holdings, B.V. (together with Mobil, Mobil CN Holding, Mobil Venezolana Holdings, Mobil CN and Mobil Venezolana, "ExxonMobil") commenced ICSID arbitration proceedings against the Republic. ExxonMobil's claims relate to Mobil CN's interest in the Cerro Negro Project, Mobil Venezolana's interest in the La Ceiba Project and Mobil's investment in the capital of the two operators, OCN and Agencia Operadora La Ceiba. ExxonMobil claims that the Republic breached provisions under the Netherlands-Venezuela Bilateral Investment Treaty (the "Netherlands-Venezuela BIT") and Venezuela's Foreign Investment Law (the "Foreign Investment Law") when the Republic nationalized the Cerro Negro and La Ceiba Projects and expropriated ExxonMobil's investments in Operadora La Ceiba's and Operadora Cerro Negro by transferring such entities' assets and operation to PDVSA. On June 10, 2010, the arbitral tribunal decided that it had jurisdiction over the claims presented by ExxonMobil so far as: (i) they were based on alleged breaches of the Netherlands-Venezuela BIT and (ii) they relate to disputes originating after February 21, 2006 for the Cerro Negro Project and after November 23, 2006 for the La Ceiba Project and in particular as far as they relate to the dispute concerning the nationalization measures taken by the Republic. The arbitral tribunal decided that it had no jurisdiction under the Foreign Investment Law. In addition, the arbitral tribunal reserved all questions concerning the costs and expenses of the tribunal and the costs of the parties for subsequent determination. On October 9, 2014, the tribunal rendered its award, declaring that the Republic should pay ExxonMobil approximately U.S.$1.0 billion (representing an award of U.S.$1.6 billion plus interest reduced by the award previously issued by the ICC (discussed below)) with respect to the various claims. On October 24, 2014, the ICSID registered an application for revision of the award filed by the Republic and notified the parties of the provisional stay of enforcement of the award. The ICSID tribunal was constituted on October 30, 2014. On June 12, 2015, the tribunal issued its decision and determined that the application for revision was inadmissible and the stay of enforcement was automatically terminated. On February 9, 2015, the ICSID registered an application for annulment of the award filed by the Republic and notified the parties of the provisional stay of enforcement of the award. The ad hoc committee was constituted on May 8, 2015.

In January 2008, ExxonMobil commenced additional arbitration proceedings regarding the nationalization of the Cerro Negro Project under the rules of the International Chamber of Commerce ("ICC"). In December 2011, an ICC arbitral award was rendered against PDVSA and PDVSA Cerro Negro S.A. in connection with the nationalization of ExxonMobil's assets in the Orinoco Oil Belt project. The arbitral tribunal awarded a U.S.$907.6 million indemnity out of the U.S.$7.0 billion originally claimed by ExxonMobil. This indemnity includes the recognition of an obligation for U.S.$640.0 million in the 2011 consolidated financial statements, in addition to previously recognized liabilities, including accruals and other liabilities. After deducting amounts allowed as counterclaims by PDVSA, amounts due from ExxonMobil to PDVSA under the terms of the financing of the Cerro Negro Project and amounts that ExxonMobil had attached through interim court proceedings, in February 2012 PDVSA paid U.S.$251.0 million to ExxonMobil in order to satisfy in full its obligations under ICC award.

Regarding the Petrozuata, Hamaca, and Corocoro projects, in November 2007, ConocoPhillips Petrozuata B.V. ("CPZ"), ConocoPhillips Hamaca B.V. ("CPH"), ConocoPhillips Gulf of Paria B.V. ("CGP") and ConocoPhillips Company (together with CPZ, CPH and CGP, "ConocoPhillips") commenced arbitration proceedings against the Republic with ICSID. The arbitration concerns ConocoPhillips' interests in two extra-heavy oil projects located in the Orinoco Oil Belt-the Petrozuata Project and the Hamaca Project, and in an offshore project for the extract of light to medium crude oil-the Corocoro Project. ConocoPhillips claims that the Republic breached provisions under the Netherlands-Venezuela BIT and the Foreign Investment Law when the Government increased the income tax rate and the extraction tax and mandated the transfer of operational control of oil projects, including the Petrozuata, Hamaca and Corocoro Projects, and the transfer of the exploration, production and commercialization rights to PDVSA. ConocoPhillips is seeking approximately U.S.$30.0 billion in damages. On September 3, 2013, the arbitral tribunal decided that it had jurisdiction under the Netherlands-Venezuela BIT (but not under the Foreign Investment Law). Several claims were dismissed, but the tribunal by majority vote concluded that the Republic "breached its obligation to negotiate in good faith for compensation for its taking of the ConocoPhillips assets." The calculation of compensation was to be determined at a later undetermined date. On September 8, 2013, the Republic requested the arbitral tribunal hold a hearing for submissions on the issue of good faith negotiations and consider new evidence. On March 10, 2014, the arbitral tribunal dismissed the Republic's request for reconsideration. On August 10, 2015, the Republic appealed for the second time to the arbitral tribunal to, as stated by the Republic's Attorney General, "reconsider its position with respect to the ruling by the ICSID."

Regarding the Petrozuata project, in December 2009, Conoco Phillips Petrozuata B.V. and Phillips Petroleum Company Limited filed an arbitration request against PDVSA before the ICC, based on guarantees made by certain subsidiaries of PDVSA under the Petrozuata and Hamaca Projects. In September 2012, an arbitration award was issued against PDVSA in the amount of U.S.$67.0 million. The award was paid by the PDVSA in November 2012.

In May 2009, the National Assembly passed the Organic Law Reserving to the State the Goods and Services Related to the Primary Activities of the Petroleum Sector (Ley Orgánica que Reserva al Estado Bienes y Servicios Conexos a las Actividades Primarias de Hidrocarburos), which law granted the President the power to declare a total or partial nationalization of stock or assets of companies that are essential to the primary activities in the petroleum industry. Since the enactment of the law, PDVSA or its affiliates have taken possession of several companies' assets and assumed control of operations of nationalized entities, including employment of petroleum sector employees. Under this law, any controversy arising from actions taken under the law will be heard exclusively in Venezuelan tribunals under Venezuelan law. Since the passage of this law, the Republic has acquired over 75 companies from the petroleum sector.

On February 16, 2010, New Orleans-based company Tidewater, Inc., which provided transportation services to petroleum companies in Venezuela, initiated an arbitration proceeding against PDVSA resulting from the Republic's takeover of 15 company vessels in May and July 2009 as well as the Republic's takeover of PDVSA's operations in Lake Maracaibo and the Gulf of Paria. On February 8, 2013, the arbitral tribunal issued a decision on jurisdiction. In June 2014, the arbitral tribunal held a hearing on the merits in Washington, D.C. In March 2015, the Tribunal awarded Tidewater U.S.$46.0 million in compensation for the takeover of its company vessels by the Republic.

On March 26, 2010, Simco Consortium, formed by Wood Engineering Limited, filed an arbitration request against PDVSA before the ICC, claiming that PDVSA had breached a contract for the provision of water treatment and injection services in Lake Maracaibo. Simco sought damages in the amount of approximately U.S.$62.2 million and a local currency payment of Bs.163.0 million (U.S.$37.9 million). A decision was reached on January 15, 2014, and the arbitration was formally completed on January 20, 2014.

On April 12, 2010, Houston-based Exterran Holdings, through its subsidiary Universal Compression International Holdings, S.L.U., filed an ICSID arbitration proceeding against PDVSA resulting from the nationalization of its gas services support business in the Republic. Universal Compression Holdings principally operated compression pumps used to extract and transport natural gas as well as electrical generators in Venezuela. The arbitral tribunal held a hearing on the merits in Washington, D.C. in July 2012. On August 8, 2012, the parties agreed to suspend the ICSID arbitration after agreeing on a settlement of U.S.$442.0 million for the nationalized assets, with U.S.$177.0 million in cash and the remaining U.S.$265.0 million made in periodic installments through 2016. Following the agreement by the parties, the tribunal suspended the proceedings on September 16, 2013.

The Government contends that nationalized oil rigs and power plants are being utilized by PDVSA with the goal of increasing oil production and the capacity of the electricity grid. On June 30, 2010, the Government took control of eleven oil rigs that were the property of U.S. driller Helmerich & Payne, Inc. ("H&P"), after H&P and PDVSA could not agree on renegotiated rates and service plans. PDVSA plans to use the drills to increase oil production by approximately 300.0 thousand bpd and to strengthen the country's sovereignty over the oil sector. On September 23, 2011, H&P brought a claim in the United States in federal court in the District of Columbia against PDVSA and the Republic, claiming unspecified damages resulting from the nationalization of the eleven oil rigs. The case is ongoing, with the last opinion rendered on May 1, 2015 by the United States Court of Appeals for the District of Columbia Circuit, wherein the court affirmed the district court's denial of the Republic's motion to dismiss H&P's exproproriation claim and remanded the case for further proceedings.

In November 2013, the tribunal in the Gulmar Offshore Middle East LLC and Kaplan Industry Inc. claim against PDVSA issued an award concerning the early and unilateral termination of a contract and awarded compensation for U.S.$644.0 million payable by PDVSA.

As of December 31, 2014, 2013, 2012 and 2011, PDVSA management has made provision for these claims in the amounts of based of U.S.$916.0 million, U.S.$983.0 million, U.S.$1.2 billion and U.S.$1.1 billion, respectively. Although it is not possible to anticipate the outcome of these matters, PDVSA management, based in part on advice of its legal consultants, does not believe that it is probable that losses associated with the legal proceedings discussed above, that exceed amounts already recognized, will be incurred in amounts that would be material to PDVSA's financial position or results of operations.

Domestic Subsidies for Fuel Consumption

Refined products for the local market are sold at a subsidized price. For this reason, pursuant to a resolution issued by MPPPM, PDVSA discounts from the royalties received the difference between the settlement price of the royalty and U.S.$50.00 per barrel for volumes subsidized for the local market. The continued existence of such price controls will continue to reduce the Republic's resource revenues.

Taxes

Domestic sales of petroleum products in Venezuela are subject to a value-added tax, which as of March 26, 2009 was set at 12.0%. As exporters, each of PDVSA's subsidiaries operating in Venezuela is entitled to a refund of a significant portion of value-added taxes paid. The VAT Law establishes an exemption on the trading of certain fuels derived from hydrocarbons and the possibility to recover certain tax credits resulting from export sales from the tax authorities. The amounts pending recovery do not bear interest. The Government reimburses taxes through special tax recovery certificates, or CERTs. PDVSA did not recover any CERTs during 2010, 2011, 2012, 2013 and 2014.

PDVSA and its Venezuelan subsidiaries are entitled to a tax credit for new investments of up to 12.0% of the amount invested. In the case of PDVSA Petróleo, S.A. ("PDVSA Petróleo"), however, such credits may not exceed 2.0% of its annual net taxable income and, in all cases, the carry-forward period cannot exceed three years.

In April 2005, the Government announced that the income tax rate applicable to 32 oil operating contracts would be raised from 34.0% to 50.0% and the operating agreements would be converted into Joint Ventures with PDVSA. The contracts date from 1992–1997 and the increase does not apply to extra-heavy crude ventures. The Hydrocarbons Law also increased royalties and requires PDVSA to have at least a 51% participation in new upstream oil projects.

The current Income Tax Law of Venezuela establishes a general tax rate of 50.0% for companies involved in the exploitation of hydrocarbons and related activities. A rate of 34.0% applies to companies that perform integrated activities or non-integrated activities, exploration and exploitation of non-associated gas, processing, transportation, distribution, storage, marketing and export of gas and its components, or exclusively performing hydrocarbon refining or upgrading of heavy or extra-heavy crude oil. The applicable tax rate for most of the foreign subsidiaries is 35.0%. Additionally, PDVSA subsidiaries domiciled outside of Venezuela are subject to tax regulations of the countries where they operate.

On April 15, 2008, the National Assembly enacted the Law Creating a Special Contribution Deriving from Extraordinary Crude Prices in the International Markets (Ley de Contribución Especial Sobre Precios Extraordinarios del Mercado Internacional de Hidrocarburos). Pursuant to this law, in any month in which the average Brent oil price for such month exceeds U.S.$70.00 per barrel, oil and derivatives exporters (including PDVSA) were required to pay a tax on their exports calculated by multiplying the number of barrels they export in such month by 50.0% of the excess of the average Brent price per barrel for such month over U.S.$70.00. In any month in which the average Brent price was greater than U.S.$100.00, the tax is assessed at the foregoing rate for the first U.S.$30.00 of the excess over U.S.$70.00 and at 60.0% of the excess of the average Brent price over U.S.$100.00. The contributions received from this tax are paid monthly to FONDEN to carry out social production, development and infrastructure projects.

In April 2011, former President Chávez issued by decree the Oil Windfall Profits Tax Law, which repealed the provisions of the BCV Law governing PDVSA's contributions to FONDEN. The Oil Windfall Profits Tax Law provides that the revenue from this tax be deposited directly with FONDEN and used to finance the Missions as well as infrastructure, road, health, education, communication, agriculture and food projects, among others.

In 2013, the Oil Windfall Profits Tax Law was amended to state that "extraordinary prices" arise when the monthly average of international quotations of the price of Venezuelan liquid hydrocarbons is higher than the price set in the Budget Law for the respective fiscal year, but is equal to or lower than U.S.$80.00 per barrel and "exorbitant prices" arise when the monthly average of international quotation of Venezuelan liquid hydrocarbons price is higher than U.S.$80.00 per barrel. The Oil Windfall Profits Tax Law provides that when there are "extraordinary prices," a 20.0% tax will be applied on the difference between both prices.

The Oil Windfall Profits Tax law also provides that:

•	when exorbitant prices are higher than U.S.$80.00 per barrel, but lower than U.S.$100.00 per barrel, a share of 80.0% of the total amount of the difference between the two prices will be applied;

•	when exorbitant prices are equal to or higher than U.S.$100.00 per barrel, but lower than U.S.$110.00 per barrel, a share of 90.0% of the total amount of the difference between the two prices will be applied; and

•	when exorbitant prices are equal to or higher than U.S.$110.00 per barrel, a share of 95.0% of the total amount of the difference between the two prices will be applied.

Social Fund

Article 5 of the Hydrocarbons Law mandates that all revenues generated by the Venezuelan Government from oil activities be used to promote health programs, contribute to the Stabilization Fund and make investments in productive sectors of the economy. In this respect, PDVSA has made significant contributions to social programs, promoting and participating in Venezuela's social and economic development. For the years 2010 through 2014, PDVSA spent approximately U.S.$7.0 billion, U.S.$30.1 billion, U.S.$17.3 billion, U.S.$13.0 billion, and U.S.$2.0 billion, respectively, in support of social projects developed by the Government.

Petroleum Production and Export Revenues of Crude Oil and Refined Products

In 2014, PDVSA's production of crude oil and liquid petroleum gas averaged 2.9 million bpd. In each of 2012 and 2013, PDVSA's production of crude oil and liquid petroleum gas averaged 3.0 million bpd. In 2011, PDVSA's production of crude oil and liquid petroleum gas averaged 3.1 million bpd. In 2010, PDVSA's production of crude oil and liquid petroleum gas averaged 3.1 million bpd.

PDVSA's net output of refined petroleum products, including the output of products by refineries in which its affiliates in the United States and Europe own equity interests, averaged 2.5 million bpd in 2010, 2.4 million bpd in 2011, 2.2 million bpd in 2012, 2.2 million bpd in 2013 and 2.2 million bpd in 2014. Of the total production of PDVSA's refineries during 2012: (i) 58.0%, or 1.3 million bpd, was produced by its Venezuelan refineries and the Isla Refinery in Curaçao; (ii) 39.0%, or 0.80 million bpd, was produced by refineries in the United States in which PDVSA owned equity interests; (iii) 1.0%, or 20.0 thousand bpd, was produced by refineries in Europe in which PDVSA owned equity interests; and (iv) 2.0%, of 0.1 million bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owned equity interests.

Of the total production of PDVSA's refineries during 2013: (i) 59.0%, or 1.3 million bpd, was produced by its Venezuelan refineries and the Isla Refinery in Curaçao; (ii) 34.0%, or 0.8 million bpd, was produced by refineries in the United States in which PDVSA owned equity interests; (iii) 2.0%, or 44.0 thousand bpd, was produced by refineries in Europe in which PDVSA owned equity interests; and (iv) 5.0%, of 0.1 million bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owned equity interests.

Of the total production of PDVSA's refineries during 2014: (i) 57.0%, or 1.3 million bpd, was produced by its Venezuelan refineries and the Isla Refinery in Curaçao; (ii) 36.0%, or 0.8 million bpd, was produced by refineries in the United States in which PDVSA owned equity interests; (iii) 2.0%, or 53 thousand bpd, was produced by refineries in Europe in which PDVSA owned equity interests; and (iv) 5.0%, of 96 thousand bpd, was produced by refineries in the Caribbean (excluding the Isla Refinery in Curaçao) in which PDVSA owned equity interests.

Exports represented a significant portion of PDVSA's sales volume in 2014. PDVSA's exports increased from approximately 2.5 million bpd in 2011 to approximately 2.6 million bpd in 2012, primarily due to the increased global supply of hydrocarbons. PDVSA's exports decreased from approximately 2.6 million bpd in 2012 to approximately 2.4 million bpd in 2013, primarily due to the reduced availability and processing of crude oil in the national refining system. PDVSA's exports remained at approximately 2.4 million bpd in 2013 and 2014, respectively, primarily due to the reduced availability and processing of crude oil in the national refining system.

The average realized export price per barrel for Venezuelan crude oil and refined petroleum products increased by approximately 3.3% in 2012, from U.S.$100.11 per barrel in 2011 to U.S.$103.40 per barrel in 2012. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products decreased by approximately 5.4% in 2013, from U.S.$103.40 per barrel in 2012 to U.S.$98.08 per barrel in 2013. The average realized export price per barrel for Venezuelan crude oil and refined petroleum products decreased by approximately 11.0% in 2014, from U.S.$98.08 per barrel in 2013 to U.S.$88.42 per barrel in 2014, due to a decrease in global oil prices.

PDVSA's primary markets for exports of its crude oil, refined petroleum products and liquid petroleum gas are North America, Latin America and the Caribbean and Asia. The United States and Canada continue to be the largest markets for PDVSA's export sales, with total sales volume of approximately 800.0 thousand bpd in 2014, as compared to approximately 800.0 thousand bpd in 2013, and 1.0 million bpd in 2012. Latin America and the Caribbean continue to be important markets for PDVSA's export sales (primarily of refined petroleum products), with total sales of 401.0 thousand bpd in 2014, as compared to 436.0 thousand bpd in 2013, and 452.0 thousand bpd in 2012. Asia is also an important market for PDVSA's export sales with total sales of 950.0 thousand bpd in 2014, as compared to 1.0 million bpd in 2013 and 924.0 thousand bpd in 2012.

Trade Agreements

PDVSA has entered into agreements with other investors and energy cooperation agreements between the Republic and governments of other countries. The most important associations for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are described below.

Incorporation of Joint Ventures

As approved by the National Assembly and authorized by the National Government, in 2014, 2013, 2012, 2011 and 2010, the Corporación Venezolana de Petróleo, S.A. (CVP) incorporated Petrovictoria, S. A., Petrozamora, S. A., Petrourdaneta, S. A., Petrolera Venangocupet, S. A as Joint Ventures (Empresas Mixtas) in association with other investors for the purpose of performing exploration, extraction, gathering, production, upgrading, transportation, storage and trading of crude oil and natural gas in the Orinoco Oil Belt and in the western area of the country.

In 2010, a joint venture between CVP and ENI Lasmo, PLC ("ENI") was approved by the National Assembly with an initial share distribution of 60.0% to CVP and 40.0% to ENI. The joint venture was granted a licence to explore and extract natural gas in the areas of Punta Pescador and Golfo de Paria Oeste for a period of 25 years. On July 30, 2013, the license was partially amended by resolution, published in Official Gazette No. 40,217, to, among other things, extend the license period by restarting the 25-year license from the date of amendment and amending the exploration schedule.

In 2011, the joint venture PetroBicentenario, S.A. was incorporated by PDVSA and ENI, in order to operate a refinery at the Petrochemical and Petroleum Complex General José Antonio Anzoátegui. The company is 60.0% held by PDVSA and 40.0% held by ENI.

In December 2010, the National Assembly approved the creation of a Joint Venture between CVP and Petropars UK Limited ("Petropars"), an affiliate of the National Iranian Oil Company. The joint venture was created for the purpose of exploring and producing crude oil and natural gas in the Anzoátegui State. At its incorporation, PDVSA had a share distribution of 74.0% to CVP and 26.0% to Odebrecht E&P España ("Odebrecht").

In September 2011, the National Assembly approved the creation of a joint venture between CVP and Odebrecht. The joint venture was created for the purpose of exploring and producing crude oil and natural gas in the Zulia state. The company will have an initial share distribution of 60.0% for CVP and 40.0% for Odebrecht. The joint venture, called Petrourdaneta, was incorporated on April 3, 2012.

In 2012, the joint venture PetroZamora, S.A. was incorporated by PDVSA and GPB NEFTEGAZ Services B.V. subsidiary of Gazprombank Latin América Ventures B.V. The company will issue an initial share distribution of 60.0% to PDVSA and 40.0% to Gazprombank.

In April 2013, PDVSA signed three cooperation agreements with the Russian state oil company, Rosneft, to create a joint venture called Petrovictoria in order to develop the Orinoco Oil Belt. In May 2013, PDVSA and Rosneft signed a U.S.$1.5 billion loan agreement in order to develop several oil projects. As of July 2015, Petrovictoria carried out crude oil and associated natural gas exploration and production activities in the Carabobo area of the Orinoco Oil Belt, with the goal to produce 400.0 thousand bpd by 2019.

Energy Agreements with Latin American and the Caribbean Countries

The Government has subscribed to the following agreements with the governments of other countries, mainly from Latin America and the Caribbean: Caracas Energy Cooperation Agreement ("CECA"), Integral Agreement of Cooperation ("IAC") and the PetroCaribe Energy Cooperation Agreement. These agreements establish among others the supply of crude oil and products by PDVSA to the national oil companies of the participating countries for approximately 255.0 thousand bpd, 377.0 thousand bpd, 394.0 thousand bpd and 463.0 thousand bpd for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.

Most of these supply agreements establish, among other conditions, a selling price equivalent to the market price, payment terms between 30 and 90 days for a significant portion of each shipment, and a longer-term for the remaining portion, between 15 and 25 years. The agreements will be effective for a one-year period and may be renewed by mutual agreement between the parties involved.

The Dominican Republic and Jamaica are the largest recipients of oil under the PetroCaribe global agreement.

Petrochemicals

Prior to June 2005, PDVSA was engaged in the Venezuelan petrochemical industry through its wholly-owned subsidiary, Petroquímica de Venezuela, S.A. ("Pequiven"). In June 2005, the Government decided to transfer the activities, assets and shares held by PDVSA in Pequiven to MPPPM. The completion of the transfer occurred in January 2006 after the enactment of the Petrochemical Act. Pequiven was established in 1977 to increase the capacity and flexibility of existing plants, both for local and international markets and to identify new products or commercial opportunities, mainly in methanol, plastics and fertilizers.

Extra Heavy Crude Oil

During 2010, CVP entered into agreements with China Petrochemical Corp. ("SINOPEC"), and China National Offshore Petroleum Corp. ("CNOOC"). SINOPEC agreed to develop the Junin-1 and Junin-8 blocks of the Orinoco Oil Belt. The projects are expected to produce an estimated 400.0 thousand bpd of extra heavy crude oil. CNOOC agreed to join the Mariscal Sucre natural gas project, which is expected to produce an estimated 1.2 bcf and 37,000 barrels of condensate daily. For more information, see "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Petróleos de Venezuela, S.A.—Business Strategy."

On October 8, 2010, CVP and CNPC Exploration and Development Company Limited established a joint venture called PetroUrica, S.A., to develop heavy crude oil in the Orinoco Oil Belt. In October 2010, CNPC Exploration and Development Company Limited paid the Republic a U.S.$900 million bonus for participation in the development of the Junin-4 block deposit. The project is expected to produce an estimated 400.0 thousand bpd of extra heavy crude oil. The investment for this project is estimated to be approximately U.S.$16.3 billion and CNPC Exploration and Development Company Limited will own a 40.0% stake in the joint venture and CVP will own the remaining 60.0%. The joint venture is for a period of 25 years.

In 2011, PDVSA Industrial and China Technology Petroleum & Development Corporation ("CPTDC") created a joint venture called Industria China Venezolano de Taladro ("ICVT") in order to design and develop oil rigs for the Venezuelan oil industry. PDVSA Industrial owns the majority (85.0%) and CPTDC owns the remaining (15.0%) of the joint venture.

In 2013, PDVSA entered into agreements for U.S.$14.0 billion with SINOPEC in order to develop heavy crude oil in the section Junin-1 of the Orinoco Oil Belt. The project is expected to produce an estimated 200.0 thousand bpd of extra heavy crude oil.

Regional Developments

The Republic has sought to promote a regional integration of state energy companies under the name Petroamerica. Petroamerica is divided into Petrosur, comprising of Argentina, Brazil, Venezuela and Uruguay; Petroandina, comprising of Bolivia, Ecuador, Colombia, Peru and Venezuela; and PetroCaribe, comprising of Belize, Cuba, Dominica, El Salvador, Granada, Antigua and Barbuda, the Bahamas, Guyana, Haiti, Saint Kitts and Nevis, Honduras, Jamaica, Nicaragua, the Dominican Republic, Saint Vincente and the Greandines, Saint Lucia and Suriname. The stated purpose of the regional arrangement is to gain strength in the international markets by eliminating trade barriers, increasing the refining infrastructure and reducing costs.

Under Petrosur, Argentina, Brazil and Venezuela agreed to develop a field in Venezuela's Orinoco Oil Belt, a refinery in Brazil's northeast and an oil and gas venture in Argentina. In 2014, construction of a barge began as part of a project to develop a water channel to commercialize PDVSA products between Argentina, Brasil, Bolivia, Uruguay and Paraguay.

Under the PetroCaribe agreement, member countries would pay market price for Venezuelan oil, but they would only be required to pay a portion of the cost up front and could finance the rest over 25 years at 1.0% interest. Governments could also pay for part of the cost with goods or services. In 2005, PDVSA created PDVSA-Cuba in order to promote refining and marketing businesses in the region.

Other developments in the Caribbean region include the following:

•	In June 2014, El Salvador was confirmed as an official member of PetroCaribe, granting that country access to Venezuelan oil under the PetroCaribe agreement. The projects entered into pursuant to the PetroCaribe agreement in 2014 include, among others: A bilateral agreement between Saint Lucia and the Republic for the supply of crude oil, asphalt, refined products and liquefied petroleum gas ("LPG"), with an average supply of 1.5 Mb per day.

•	A rice cultivation project in Haiti funded with resources from the Alba Food Fund, through which 10,000 hectares have been cultivated with a crop yield of 5.2 tons per hectare and ten facilities have been built to process 295 tons per rice per month.

•	Inauguration of a Fuel Distribution Plant in Grenada.

•	Inauguration of a Fuel Storage and Distribution Plant in St. Vincent & Grenadines.

•	Completion of upgrades to fuel joint venture with Suriname, PDV–Suriname, which was created with an initial share allocation of 50.0% to PDV Caribe and 50.0% to Surfuel.

In 2014, the PetroCaribe countries approved an injection of U.S.$200.0 million into the Alba Caribe Fund.

The Republic is also a party to the following agreements together with the governments of other Latin American and Carribean countries: Caracas Energy Cooperation Agreement ("CECA"), Integral Agreement of Cooperation ("IAC") PetroCaribe. These agreements establish that PDVSA will supply crude oil and products to the state oil companies of the participating countries, for approximately 255.0 thousand bpd, 377.0 thousand bpd, 394.0 thousand bpd and 463.0 thousand bpd for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. Most of these supply agreements establish, among other conditions, a selling price equivalent to the market value, payment terms between 30 and 90 days for a significant portion of each shipment, and long-term borrowings for the remaining portion between 15 and 25 years. The agreements have a one-year term and may be renewed annually by the parties.

OPEC

Venezuela is a founding member of OPEC. OPEC's members collectively produce approximately 40.0% of total world production of crude oil and 14.0% of the world production of natural gas. In addition, OPEC members account for approximately 51.0% of the worldwide oil exports. Member countries formed OPEC in 1960 to improve oil prices, attain greater state participation by member countries in the petroleum industry and influence production levels.

OPEC has established general production quotas for each member. However, OPEC has never brought formal actions based on such quotas, and the quotas do not distinguish clearly between crude oil, refined products and derivatives, or between exports and domestic utilization. Venezuela's plan to increase petroleum production and exports assumes that the growth in international demand for petroleum products can only be met by a small number of countries, which include Venezuela, that have adequate reserves.

In the beginning of 2008, the price of oil increased dramatically, averaging U.S.$88.35 per barrel in January 2008 and peaking at U.S.$131.22 per barrel in July 2008. However, beginning in July 2008, the price of oil started to experience a sharp decline. In August 2008, the OPEC crude basket price decreased by U.S.$18.81, or 16.7%, to U.S.$112.41 and in September 2008, the price of oil decreased by an additional U.S.$15.56, or 16.1%, to U.S.$96.85. The OPEC basket price continued to decrease significantly, falling U.S.$27.69, or 40.0%, to U.S.$69.16 in October 2008 and an additional U.S.$19.40, or 39.0%, to U.S.$49.76 in November 2008. In December 2008, the price of oil decreased to U.S.$38.60 per barrel. Despite the decreasing oil prices in the second half of 2008, the OPEC crude basket price for 2008 was U.S.$94.45 per barrel, marking an increase of U.S.$25.37 per barrel as compared to 2007.

Beginning in 2009, the OPEC crude basket price began to rise. In January 2009, the OPEC crude basket price was U.S.$41.54 per barrel and the price of oil peaked for the year in November 2009, when it averaged U.S.$76.29 per barrel. Even though the price of oil steadily increased throughout most of the year, the OPEC crude basket price for 2009 was U.S.$61.06 per barrel, or U.S.$33.39 less per barrel compared to 2008. For the 2010 year, the OPEC crude basket price averaged U.S.$77.45 per barrel, and for May 2011, the basket price averaged U.S.$109.94 per barrel. In March 2012, the OPEC crude basket price increased by U.S.$9.79 per barrel, or 9.1%, from U.S.$107.52 per barrel in 2011 to U.S.$117.31 per barrel in 2012. As of December 31, 2012, the OPEC crude basket price was U.S.$109.42 per barrel. As of December 31, 2013, the OPEC crude basket price was U.S.$107.94 per barrel. However, beginning in mid-2014, the price of oil began to decline significantly. As of December 31, 2014, the OPEC crude basket price decreased to U.S.$52.00 per barrel.

Acting through its members, OPEC has adopted and modified an overall production ceiling for its members and quotas for individual members in an effort to maintain stability in the petroleum markets and target per barrel price ranges. Generally, in periods in which oil prices and global economic activity have risen, OPEC has authorized an increase in production ceilings and quotas and in periods in which oil prices and global economic activity have fallen, OPEC and its members have sought to lower production in order to support a higher price for their products.

In light of the international financial and economic crisis that commenced in the fourth quarter of 2008 and the rapid fall in petroleum prices after the record prices prevailing earlier that year, at a meeting held in December 2008, OPEC cut its production ceiling by 4.2 million bpd to approximately 24.8 million bpd, effective January 1, 2009. As of January 2012, OPEC increased its production ceiling to 30.0 million bpd and as of November 2014, the production ceiling has remained unchanged.

Manufacturing and Mining

Manufacturing Sector

After the petroleum and natural gas sector, the second most important sector of the Venezuelan economy is manufacturing. The manufacturing sector can be divided into two sub-sectors, production for the domestic market in connection with the Government's plan to encourage domestic industry and import substitution and production for export.

In 2010, the manufacturing sector contracted by 3.4% in real terms and comprised 14.5% of GDP. The contraction in the manufacturing sector in 2010 was due to the effects of the electricity crisis and weak demand for household consumption, among other factors. In 2011, the manufacturing sector grew by 3.8% in real terms and comprised 14.5% of GDP. The growth in the manufacturing sector in 2011 was due to an increase in nationwide electricity generation and a stronger demand for overall use in installed production capacity, leading to an increase in average workforce productivity. The private manufacturing sector grew at an annual rate of 4.1% between 2010 and 2011, whereas the growth of public sector manufacturing was 2.1%. In 2012, the manufacturing sector grew by 1.8% in real terms and comprised 13.9% of GDP. The growth in the manufacturing sector in 2012 was due to the continued increase of domestic demand. However, in 2013 the industry decreased 0.3% in real terms and comprised 13.7% of GDP. The contraction in the manufacturing sector was primarily due to the public manufacturing sector, which decreased 9.8% between 2012 and 2013. In 2014, the industry decreased 9.2% in real terms and comprised 13.4% of GDP. The contraction in the manufacturing sector was primarily due to lower aggregate demand, restricted access to foreign exchange for imports of intermediate goods and lower levels of investment.

The Government's general policy with respect to the manufacturing sector emphasizes:

•	increasing efficiency and productivity by regular inspection of medium-sized manufacturing factories;

•	simplifying production, importation and market procedures of the food and automotive industry;

•	reforming the income tax laws applicable to the manufacturing sector to provide tax deductions and/or credits for expenditures made by manufacturers;

•	prioritization of agricultural goods to be financed;

•	establishing a credit quota of 10.0% for the overall lending portfolio of each bank for the manufacturing sector with a preferential interest rate of 18.0% and a preferential rate of 16.2% in the manufacturing sector of small and medium industries;

•	providing technological and financial assistance to small and medium-sized manufacturers;

•	proving support to medium-sized manufacturing factories by fostering demand for their products through the creation of workshops with large conglomerates, such as CVG and PDVSA, with the goal of fostering contracts between the sectors;

•	promoting production linkages between the private and public sector in order to replace certain imports of raw materials;

•	assisting medium-sized maufacturers with access to foreign currency required for the purchase of raw materials and supplies; and

•	supporting small and medium-sized business through the reformation of the income tax laws applicable to the manufacturing sector and the promotion of such businesses' exports.

These policies bolster the manufacturing sector's contribution to GDP.

Since November 2014, one new commission and two corporations have been created to promote the development of the Manufacturing Industry:

The Sovereign Commission for the Commercialization of the Products of the Basic State Industries (Comisión Soberana para la Comercialización de los Productos de las Empresas Básicas del Estado) was created by Decree No. 1,494, dated November 28, 2014 (published in the Official Gazette No. 40,551). The role of this Commission is to market products within the iron-steel and aluminium sectors, and setting benchmark prices for those products.

The Steel Corporation of Venezuela (Corporación Siderúrgica de Venezuela) was created in March 2015. The Corporation's purpose is to develop and implement the Management Plan for the Steel Sector (Plan para la Ordenación del Sector Siderúrgico), within the parameters of the Plan of the Nation, to strengthen the iron and steel industry's upstream (extraction of raw materials) and downstream (processing the finished product for consumers) capabilities.

In April 2015, the National Aluminium Corporation (Corporación Nacional del Aluminio, S.A.) was created. The Corporation's purpose is to increase the efficiency and production of all aluminium companies' upstream (extraction of raw materials) and downstream (processing the finished product for consumers) capabilities by managing and coordinating such companies' production of aluminium products. The Corporation is empowered by the Government to take over all or partial functions of aluminium companies to increase the efficiency and production of such companies.

Mining Sector

In June 2006, the National Assembly approved a reform of Venezuela's Mining Law (Ley de Minas) in order to promote the sovereignty and national interest of the country in its mining resources by eliminating concessions for inactive mines and by creating a new legal framework to benefit Venezuela's small-scale mining interests. Under the reform, private companies with idle, unproductive mines are required to form joint ventures with the Republic in which the Republic is granted a majority interest.

In 2010, the mining sector contracted by 13.0% in real terms and comprised 0.5% of GDP. The contraction in 2010 was due to the lower production of coal, gold and metallic minerals (such as granite, clay, limestone, sand and building stone). Factors affecting the performance of the extractive sector in 2010 were the following: (i) the power rationing plan, (ii) limitations in work of extraction, production and distribution of minerals as a result of problems in obtaining permits, and (iii) lower operational capacity of the industry. In 2011, the mining sector grew by 5.2% in real terms and comprised 0.5% of GDP. The growth in the mining sector in 2011 was primarily due to an increase in the production of non-metallic mineral products and nickel by private companies, while in the public sector, there was a noticeable increase in the production of iron by Ferrominera Orinoco. In 2012, the mining sector contracted by 6.2% in real terms representing 0.4% of GDP. This was primarily due to a decrease of 6.0% in the production of the bauxite company CVG Bauxilum, the marginal recovery of 1.0% of FMO Orinoco and the decrease of the production of gold, nickel and carbon. In 2013, the mining sector contracted by 21.1% in real terms and comprised 0.3% of GDP. The contraction in 2013 was primarily due to the decrease of iron production by FMO Orinoco, and lower production of nickel, gold and non-metallic minerals (such as limestone, sand and building stone). In 2014, the mining sector contracted by 7.2% in real terms and comprised of 0.4% GDP. The contraction in 2014 was primarily due to lower production of nickel, gold, phosphate rock and coal.

On August 11, 2010, pursuant to Resolution No. 10-07-01 individuals or entities that have been authorized to commercialize their gold production are required to offer to sell a minimum of 50.0% of their gold production to BCV. The remaining 50.0% may be sold in the international markets, subject to prior authorization from BCV. If a gold producer covered by this Resolution decides not to sell all or a portion of its exportable production quota, or if the producer fails to obtain the necessary authorizations from BCV, then the balance of its production quota must be offered to BCV. In addition, individuals or entities that have been authorized to commercialize their gold production and whose activities are considered small mining activities pursuant to the Mining Law, are required to offer to sell a minimum of 15.0% of their gold production to BCV or to the general domestic market. The remaining 85.0% may be sold in the international markets, subject to prior authorization from BCV.

In August 2012, BCV changed the method for appraising Venezuelan gold in an effort to curtail the fluctuations of the market. Previously, the appraisal was based on the average recorded by the London gold market in a two-month term basis. Under the new appraisal method, the appraisal will be based on the average recorded by the London gold market on a six-month term basis.

The following arbitration cases relating to the mining sector have been submitted to ICSID tribunals:

•	On October 28, 2004, ICSID registered a Request for Arbitration by Vannessa Ventures, Ltd. against the Republic for the expropriation of a mining concession in Venezuela. The ICSID tribunal was constituted on June 7, 2005 and reconstituted twice on October 29, 2007 and June 25, 2010. Both parties filed a statement of costs on November 22, 2011. On January 16, 2013, the tribunal dismissed the claim arguing that the Republic's termination of Vannessa Ventures rights was justified and legitimate.

•	On November 9, 2009, ICSID registered a Request for Arbitration by Gold Reserve Inc. against the Republic for the expropriation of the copper and gold mines Las Brisas and Choco 5, respectively. The ICSID tribunal was constituted on March 9, 2010. The tribunal issued a procedural order on July 25, 2012 for the production of further expert evidence by the parties. On September 19, 2014, the tribunal rendered its award declaring that the Republic shall pay compensation in the amount of U.S.$713.0 million plus interest to Gold Reserve Inc. On January 12, 2015, the Republic filed a notice of appeal of this decision in the Luxembourg Court of Appeal.

•	On January 5, 2011, ICSID registered a Request for Arbitration by Highbury International AVV and Ramstein Trading Inc. against the Republic for the expropriation of various gold and diamond concessions. The ICSID tribunal was constituted on June 14, 2011. The tribunal held a hearing on jurisdiction and the merits in August 2012 and rendered its award on jurisdiction on September 26, 2013, finding in favor of the Republic that the tribunal lacked the jurisdiction to hear and decide the case. On January 10, 2014, the Secretary-General of the tribunal registered an application filed by Highbury International AVV and Ramstein Trading Inc. to annul the award. As of April 6, 2015, the proceeding has been stayed for non-payment of the required advances. Concurrently, on May 19, 2014, the ICSID registered a Request for Arbitration by Highbury International AVV, Ramstein Trading Inc. and Compañía Minera de Bajo Caroní AVV against the Republic for the expropriation of the same gold and diamond concessions that were the subject of the January 5, 2011 request. The ICSID tribunal was constituted on November 21, 2014 and the case is still pending.

•	In September 2002, Crystallex International Corporation signed a contract with CVG for the development and operation of Las Cristinas mines. On February 3, 2011, CVG informed Crystallex that the contract had been cancelled due to non-performance of the project. On February 16, 2011, Crystallex filed a Request for Arbitration before ICSID against the Republic, registered by the Secretary General of ICSID on March 9, 2011. The ICSID tribunal was constituted on October 5, 2011 and its decision with respect to jurisdiction remains pending. On May 12, 2014 each party filed a post-hearing brief.

•	On August 1, 2012, ICSID registered a Request for Arbitration by Rusoro Mining Ltd. against the Republic for the expropriation of a mining concession in Venezuela. The ICSID tribunal was constituted on January 4, 2013 and the case is still pending.

•	On April 10, 2014, ICSID registered a Request for Arbitration by Anglo American PLC against the Republic for the expropriation of a nickel mining concession in Venezuela. The ICSID tribunal was constituted on October 2, 2014. On June 19, 2015, the ICSID tribunal issued a procedural order joining the Republic's objections to jurisdiction, as a preliminary question, to the merits of the dispute.

On October 31, 2010, the Government ordered the partial expropriation of Siderúrgica del Turbio S.A. ("SIDETUR"), a wholly-owned subsidiary of private steelmaker Siderúrgica Venezolana Sivensa S.A., in an effort to improve the fabrication of iron construction parts. On November 2, 2010, Decree No. 7,786 (published in the Official Gazette No. 39,544, dated November 3, 2010) ordered the compulsory expropriation of all movable and immovable property of SIDETUR and its subsidiaries and affiliates that are necessary for the execution of the work of the now-nationalized company, known as Complejo Siderúrgico Bolivariano ("CSB"). On July 20, 2013, a payment of approximately U.S.$74.0 million in outstanding 10.0% coupon 2016 bonds issued by SIDETUR was not made by the Republic to the lenders. However, the Government maintains that SIDETUR, not the Republic, is liable for the due payment of the principal and interest to the lenders on bonds issued prior to the 2010 expropriation of SIDETUR's assets.

On June 25, 2011, CVG acquired 73.3% of the outstanding shares of Complejo Siderúrgico de Guayana, C.A. ("Comsigua"), a hot briquetted iron producer located in Puerto Ordaz, southern Venezuela, from several Japanese shareholders including Kobe Steel K.K. The purchase price for these shares was U.S.$232.9 million, composed of a U.S.$78.0 million down payment and ten semiannual installments of U.S.$15.4 million each.

In August 2011, former President Chávez signed a decree nationalizing the gold industry in order to preserve one of Venezuela's most significant sources of wealth and secure a more environmentally friendly exploitation of this natural resource. One of the main objectives of this decree is to convert the gold into international reserves. On September 16, 2011, the nationalization of the exploration and production of gold came into effect.

In December 2011, former President Chávez signed a decree reforming the Organic Law that Reserves to the State the Exploration and Exploitation of Gold (Ley Orgánica que Reserva al Estado las actividades de Exploración y Explotación del Oro). Under the law gold mines are national security zones that are to be protected by the Venezuelan armed forces. The reform also voids any contracts related to gold exploration and exploitation that have not been terminated by the parties within 90 days from the date of publication.

In September 2013, the governments of Venezuela and China signed an agreement in order to create a mining map and plan for the development of Las Cristinas mines.

On October 1, 2013, the President issued Decree No. 455, which reserved for the Government the exploration and exploitation of nickel, as well as other nickel-related minerals, which are located in the area comprising the former concessions in the Municipalities of Santos de Michelena and Guaicaipuro of Aragua and Miranda states, respectively. The President delegated the execution of such decree to the Minister of Popular Power for Oil and Mining (Official Gazette No. 40,265, dated October 4, 2013).

In December 2013, the BCV and PDVSA created the National Auriferous Company (Empresa Nacional Aurífera, S.A.), which is 40.0% owned by BCV and 60.0% owned by PDVSA, for the purpose of developing the gold reserves in the southeast geographical area of Venezuela and to use the profits of such gold reserves to support social projects developed by the Government.

Corporación Venezolana de Guayana

After PDVSA, the second-largest industrial complex in the country is made up of branches and subsidiary companies of CVG. CVG, an entity organized by the Government as an "autonomous institution" (instituto autónomo), in 1960, is a non-operating holding entity that, through its vertically-integrated operating subsidiaries, constitutes Venezuela's largest diversified mining and mineral processing business based on estimated market share and production volume. With operations throughout the Guayana region, which occupies more than 550,000 square kilometres in southern Venezuela, CVG is Venezuela's, and one of Latin America's, largest producers of aluminum (including its principal constituent elements, bauxite and alumina) and steel and iron products. CVG's business also includes an increasing emphasis on significant mining and production of gold. CVG is also engaged in the growing and harvesting of timber and production of lumber. CVG comprises 15 operating subsidiaries and approximately 18,000 employees. On November 26, 2011, the Ministry of Popular Power for Mining and Basic Industries (Ministerio del Poder Popular para las Industrias Básicas y Minería) was divided. The mining division went to MPPPM and the basic industries became known as the Ministry of Popular Power for the Industries (Ministerio del Poder Popular de Industrias), which controlled CVG. Thereafter the Venezuelan Mining Corporation was created to manage the extraction of gold and nickel, as well as coal mines in the State of Zulia.

CVG's mission is to sustainably exploit the abundant reserves of bauxite, iron, gold and other precious metals, and forestry resources in, and to promote the overall development of, the Guayana region. All land in the Guayana region is owned by the Republic. However, under the Decree for the Partial Reform of the Organic Law of the Development of Guayana of 2001, political coordination of all activities relating to the exploration and exploitation of minerals and other natural resources in the Guayana region is vested in CVG. As such, CVG is authorized to undertake those activities directly or through agreements with public or private foreign or domestic entities.

In December 2005, CVG started the Social Production Company Seamless Pipes C.A. (Empresa de Produción Social Tubos Sin Costuras, C.A.), pursuant to Decree No. 4,194 (published in the Official Gazette No. 38,345, dated December 28, 2005), and began construction on projects with the aim of producing various types of seamless steel pipes for the development of the national oil industry. As of 2015, the Steel Corporation of Venezuela owns Social Production Company Seamless Pipes C.A.

In July 2006, the Ministry of Council to the President established the Development Zone of the Guayanas, with the purpose of strengthening the balanced development of the country. This area is approximately 554,101 square kilometers, or approximately 61.0% of the country. The Guayana region holds significant reserves of iron ore, bauxite, gold, diamonds and limestone, among other minerals, in addition to forestry resources. Moreover, the region possesses approximately 80.0% of the natural water resources of the country, which provides energy production of approximately 63,500 million kilowatt-hours per year.

In January 2007, CVG began the construction of the Social Production Company National Iron and Steel, known as EBS Siderúrgica Nacional CA "Jose Ignácio De Abreu De Lima" (formerly EPS Siderúrgica Nacional, C.A.), with an initial investment of approximately U.S.$2.1 billion. EBS Siderúrgica Nacional CA "Jose Ignácio De Abreu De Lima" is expected to produce 1.55 million tons of liquid steel per year. As of July 2015, approximately 54.0% of the planned construction has been completed and an additional U.S.$122.0 million of funds has been requested from the Government. A potential pipeline project with PDVSA is underway with on-going engineering and installation assessments, although no financial resources have yet to be allocated for the project.

In July 2007, CVG began the construction of the Social Production Company Services of Lamination and Smelting of Aluminium, C.A. (Servicios de Laminación y Fundición de Aluminio), referred to as EPS Serlaca, which has the capacity to laminate 114,000 tons of aluminum per year. The Republic initially invested U.S.$210.0 million into EPS Serlaca in order to process and increase the value of the primary aluminum produced by CVG Aluminio del Caroni S.A., or CVG Alcasa and CVG Industria Venezolana de Aluminio C.A., or CVG Venalum. However, on September 2, 2013, the U.S.$149.0 million that had initially been earmarked for Serlaca was reassigned to the modernization of Venalum, another aluminum plant. As of July 2015, approximately 48.0% of the planned construction has been completed.

In 2008, SIDOR and its subsidiaries and associated companies were designated as state-owned enterprises and the activities of such companies were declared to be of public and social interest. In connection with that designation and declaration, SIDOR has been under operational control of CVG since July 12, 2008. On July 26, 2010, BCV assisted in the structuring of a Bs.2.0 billion loan with various public sector banks to CVG in order to help SIDOR pay obligations owed to workers and contractors. In 2014, collective bargaining agreements were signed with workers at SIDOR, with the aim of improving the job benefits received by approximately 14,500 workers.

In June 2010, construction began for the Social Production Company Pulp and Paper C.A., or PULPACA, a pulp and paper plant that is expected to produce approximately 250,000 tons of paper per year. As of July 2015, the Company was awaiting a response from the Ministry of Popular Power for Land Transport for a permit to implement a project to utilize water from the Orinoco River and approval to proceed with construction of a new factory in Macapaima, Anzoátegui state. As of July 2015, 69.2% of the planned construction of PULPACA has been completed.

In addition, construction of the Tocoma Hydroelectric Power Plant, or Complejo Hidroeléctrico Represa de Tocoma Manuel Piar, the fifth hydroelectric power plant in the Development Zone of the Guayana region, continues to advance. This plant is expected to have an installed capacity of 2,250 MW. The entire project is expected to be completed by 2019.

CVG has various investment projects currently under way or set to begin. These projects encompass CVG's activities in hydroelectric power generation and transmission, ferroalloy, aluminum and forest products manufacturing. For more information, see "The Venezuelan Economy—Foreign Trade and Balance of Payments—Trading Partners."

CVG experienced a significant reduction in aluminum production in 2010 due to the closure of certain production lines at CVG Alcasa and electricity conservation efforts at CVG Venalum due to the measures implemented by the Government to save energy, which included rolling blackouts and mandatory energy cuts, pursuant to Presidential Decree No.7,228 (Official Gazette 39,363, dated February 8, 2010).

In 2012 the Government, through the Ministry of Popular Power for Industries and CVG, collectively invested a substantial amount of resources intended primarily for the recovery of the productive capacity of enterprises following the electricity crisis of 2010. The crisis affected significantly the productive capacity of CVG Venalum and CVG Alcasa and the iron-steel sector. The investment was also directed towards technological adaptation, and completion of social production company projects. During 2010, 2011, 2012 and 2013, U.S.$1.4 billion, U.S.$800.5 million, U.S.$1.2 billion and U.S.$975.3 million, respectively, were invested in the iron-steel industry, and U.S.$421.5 million, U.S.$39.0 million, U.S.$991.9 million and U.S.$227.1 million, respectively, were invested in the aluminum industry. No money was invested in the iron-steel and aluminum industries in 2014.

CVG Ferrominera del Orinoco ("CVG FMO") has various projects in progress, which are currently delayed due to outstanding disagreements with counterparties relating to valuation, payments and other administrative matters. These projects include: (i) the construction of a second line in the pellent plant (Planta de Pellas de Ferrominera); (ii) the construction of a plant for processing friable quartzite; and (iii) the extension of the dispacht capacity of Palua Wharf.

The following tables set out the production and exports of CVG's aluminum, iron and gold companies for the periods indicated:

	Year Ended December 31,
Production	2010	2011	2012	2013	2014
	(in thousands of metric tons, except as noted)
Iron	14,009	17,037	17,212	10,883	11,008
Bauxite	3,126	2,455	2,286	2,351	2,228
Alumina	1,244	1,222	807	579	660
Aluminum	362	330	217	170	163
Gold (in kilograms)	6,991	4,608	n.a.	n.a.	n.a.

n.a. = Not available.

Sources: MPPIBAM (Ministerio del Poder Popular para las Industrias Básicas y Minería) now known as the Ministry of Popular Power for Industries (Ministerio del Poder Popular de Industrias) and MPPPM.

	Year Ended December 31,
Exports	2010	2011	2012	2013	2014
	(in millions of U.S. dollars)
Iron Ore	$501.0	$559.0	$452.0	$194.0	$212.9
Bauxite	0.0	4.9	4.3	0.0	0.0
Alumina	115.4	123.0	93.0	296.8	103.0
Aluminum	85.9	24.2	144.0	35.0	72.7
Total	702.3	711.1	693.3	525.8	388.6

Sources: MPPIBAM and MPPPM.

Agriculture and Livestock

Venezuela's principal agricultural and livestock products are coffee, cocoa, sugar cane, rice, corn, plantains, pork, eggs and milk.

In 2010, the agricultural sector grew by 0.9% as compared to 2009 and comprised 4.8% of GDP. The growth in the agricultural sector in 2010 was primarily due to an increase in credit access to farmers. In 2011, the agricultural sector contracted by 0.8% as compared to 2010 and comprised 4.5% of GDP. The contraction in the agricultural sector in 2011 was primarily due to the adverse effect of climate on crops, issues with the distribution of inputs, such as seeds and fertilizers, and the displacement of local produce by imported goods. In 2012, the agricultural sector grew by 2.0% as compared to 2011 and comprised 4.3% of GDP. The growth in the agricultural sector in 2012 was primarily due to better climate conditions, among other factors. In 2013, the agricultural sector grew by 10.6% as compared to 2012. The growth in corn in the agricultural sector in 2013 was primarily due to adequate funding policy for producers and also for the excellent weather conditions. In 2014, the agricultural sector grew by 0.1% as compared to 2013. Growth in the agricultural sector in 2014 was negatively impacted by the shortage of intermediate goods and raw materials, machinery, obsolescence of current equipment, and adverse climate conditions, among other factors.

The following tables set out the exports and imports of the agricultural sector for the periods indicated:

	Year Ended December 31,
Exports	2010	2011	2012	2013	2014(1)
	(metric tons)
Coffee	0	0	0	0	0
Cocoa(2)	3,259	1,375	3,126	2,293	2,682
Sugar Cane	0	0	0	0	0
Rice	0	0	0	0	0
Corn	17	7	20	67	26

Source: BCV and MPPAT

0: Data under 1 metric ton.

(1)	2014 figures are provisional figures for the nine-month period ended September 30, 2014.
(2)	Includes cocoa and other food preparations containing cocoa.

	Year Ended December 31,
Imports	2010	2011	2012	2013	2014(1)
	(metric tons)
Coffee	24,324	18,701	48,183	45,936	14,600
Cocoa(2)	0	0	0	0	0
Sugar cane	0	19,333	13	991	5	(3)
Rice	491,787	294,986	348,859	269,579	243,323
Corn	1,818,173	1,178,828	2,273,722	2,060,050	1,999,201

Source: BCV and MPPAT

(1)	2014 figures are provisional.
(2)	Includes cocoa and other food preparations containing cocoa.
(3)	Nine-month period ended September 30, 2014.

Lands and Agricultural Development Law-Decree

In November 2001, a new decree was issued targeting land reform. This new Lands and Agricultural Development Law-Decree replaced the Law of Agrarian Reform promulgated in 1960. This decree is intended to reallocate arable lands in Venezuela according to a plan determined by the Government. Under this law, a Government agency, the National Lands Institute ("INTI"), classifies rural land according to its best use, such as agriculture, cattle-raising or forestry. In addition, certain unused, uncultivated or idle rural lands are also subject to tax or expropriation and redistribution. In most cases, this redistribution of land would not be an outright grant to the recipient, but rather grants a right to work the land in a productive manner. Two additional agencies, the National Institute of Rural Development and the Venezuelan Agrarian Corporation, oversee the implementation and operation of the land reform system.

In July 2002, former President Chávez passed a decree that relates to land reform in Venezuela in connection with the Government's plan to reallocate arable lands according to their most productive use. Under the decree, the Government may expropriate idle or uncultivated lands that do not comply with a minimum requirement of productivity upon the payment of due compensation to owners.

As of May 2014, INTI, following the legal process, had recovered nationally 3,739,509 hectares of land that was owned either by the state, declared unproductive or illegally occupied, and distributed land to poor farmers through agricultural cooperatives and other socio-productive entities in order to improve participation in agricultural production and alternatives to expand the production of major agricultural commodities.

In January 2011, former President Chávez used his legislative authority to issue the Law of Attention to the Agriculturral Sector (Ley de Atención al Sector Agrícola). The objective of the law is to support producers, farmers and fishermen who were affected by the natural disasters that occurred during the last calendar quarter of 2010. The law stipulates, the restructuring or forgiveness of debts accrued by the rural producers that were affected by record-setting rainstorms.

In connection with the Law of Attention to the Agricultural Sector, former President Chávez announced in December 2011 a new social initiative known as the Great Mission Agro-Venezuela. The main goals of this initiative were: (1) increasing production of traditional crops; (2) increasing the amount of agricultural land that is cultivated; and (3) promoting and stimulating urban agriculture. The program included a national agricultural census to better understand the situation of the producers in the country and to implement a more effective agricultural policy.

The Agricultural Bank was created in July 2012. The Agricultural Bank was established to provide credit facilities that contain special funding conditions to small- and medium-sized farms.

The Ezequiel Zamora Fund (Ley del Fondo Ezequiel Zamora para el Fortalecimiento y Financiamento de la Gran Misión Agro-Venezuela) was created in February 2012 to promote agricultural development and support programs set forth in the Agri-Venezuela Mission.

On August 7, 2013, President Maduro ordered the exemption of income tax for operating activities for primary agricultural activities. As an incentive to production, subsidies were granted to producers of various agricultural products.

In 2014, the Law of the Great Mission Agro-Venezuela (Ley de la Gran Misión AgroVenezuela) was enacted, which is intended to promote production, preservation, commercialization, provision, supervision and monitoring of the entire social and economic productive chain. According to this law, the Mission will focus on six areas: (1) family and school agriculture; (2) permanent registration; (3) formation and organization; (4) productive innovation projects; (5) technological development; and (6) marketing and supply.

Decree no. 1,405 established the Integrated National Agrifood System (Sistema Nacional Integral Agroalimentario), as published in the Extraordinary Official Gazette No. 6,150, dated November 18, 2014, which among other things, established and regulated an integrated national agrifood system that monitors the dispatch, traffic, transportation and receipt of food products and raw materials within Venezuela.

Additionally, pursuant to the Plan of the Nation, the execution of the Great Mission Agro-Venezuela and the Ezequiel Zamora Productive Plan 2014 (Plan Productivo Ezequiel Zamora 2014), the Government aims to: (i) provide producers in the agricultural sector access to favorable financing terms, (ii) develop and maintain the agricultural sector's infrastructure, including machinery, and the distribution of fertilizers, seeds and agrochemicals, (iii) consolidate parcels of land into large agricultural estates, and (v) invest in science and technology research focused on the agricultural sector.

Allocation of Food to General Population

In 2003, the Government created the Nutrition Mission to promote the equal distribution of quality and low cost food by overseeing the wholesale and retail sale of food products.

In 2014, the Integrated National Agrifood System was created by Decree No. 1,405. SunAgro, which also oversees aspects of food production and distribution, also implements the Integrated National Agrifood System and is responsible for tracking, monitoring and evaluating the distribution, traffic, transportation, receipt of food products and their raw materials within Venezuela.

To alleviate the food shortage problems, SunAgro initially mandated in early July 2015 that producers of milk, pasta, oil, rice, sugar and flour supply between 30.0% to 100.0% of their goods to the state-owned distribution centers and stores. However, on July 23, 2015, the National Superintendency of Agrifood Management reversed its early July 2015 mandate and rendered it void.

Nutrition Mission has continued its efforts to improve food access for the Venezuelan population by overseeing the wholesale and retail sale of food products.

Electric Sector

The electric sector in Venezuela is made up of a single state-owned corporation, Corporación Eléctrica Nacional S.A. (CORPOELEC) which is in charge of generation, transmission, distribution and commercialization of electric power serving approximately 6,209,122 subscribers as of July 2014. On January 12, 2012, the following companies were merged into CORPOELEC: Electrificación del Caroní, C.A. (EDELCA), Compañía de Administración y Fomento Eléctrico (CADAFE), Energía Eléctrica de Venezuela (ENELVEN), C.A. Energía Eléctrica de Barquisimeto (ENELBAR), C.A. La Electricidad de Caracas (EDC), Empresa Nacional de Generación C.A. (ENAGER), Energía Eléctrica de la Costa Oriental del Lago C.A. (ENELCO), and Sistema Eléctrico del Estado Nueva Esparta (SENECA).

On April 8, 2014, the President by decree ordered the Government to cease its intervention in the management of CORPOELEC, which had been in force since April 24, 2013. A seven-member board of directors of CORPOELEC was established and is chaired by the Minister of Ministerio del Poder Popular para la Energía Eléctrica.

As of December 31, 2010, the total capacity of the existing grid was approximately 24,854 MW. The electricity gross generation for the year 2010 totaled 116,702 GWh. This electricity was produced using the following sources: 65.7% hydro power, 15.2% gas, 10.2% diesel and 8.6% fuel oil. As of December 31, 2011, the total capacity of the existing grid was approximately 25,705 MW, a 3.4% increase as compared to 2010. The electricity gross generation for the year 2011 totaled 123,090 GWh. This electricity was produced using the following sources: 68.0% hydro power, 14.0% gas, 11.0% diesel and 7.0% fuel oil. As of December 31, 2012, the total capacity of the existing grid was approximately 27,960 MW, an 8.8% increase as compared to 2011. The electricity gross generation for the year 2012 totaled 127,609 GWh, a 4% increase as compared to 2010. The electricity was produced using the following sources: 64.0% hydro power, 16.0% gas, 13.0% gasoil and 7.0% fuel oil. As of December 31, 2013, the total capacity of the existing grid was approximately 30,167 MW, a 7.9% increase as compared to 2012. The electricity gross generation for the year 2013 totaled 132,205 GWh, a 3.3% increase as compared to 2012. This electricity was produced using the following sources: 61.7% hydro power, 15.6% gas, 17.8% gasoil, and 4.9% fuel oil. As of December 31, 2014, the total capacity of the existing grid was approximately 30,405 MW, a 0.8% increase as compared to 2013. The gross electricity generated for the year 2014 totaled 130,755 GWh, a 1.2% decrease as compared to 2013. This electricity was produced using the following sources: 61.5% hydro power, 16.8% gas, 17.6% gasoil, and 4.0% fuel oil, 0.1% biomass and 0.1% wind power.

In 2013, CORPOELEC invested U.S.$1.7 billion, primarily in power generation activities which represented 74.9% (U.S.$1.23 billion) of the investment for 2013. The remaining amount was spent as follows: 8.8% on power transmission lines (U.S.$0.2 billion), 4.9% on distribution (U.S.$0.1 billion), and 11.4% on other related activities (U.S.$0.19 billion). Approximately 3,869 MW were added to the national grid during 2013. In 2014, CORPOELEC invested U.S.$4.1 billion, primarily in power generation activities which represented 68.0% (U.S.$2.8 billion) of the investment for 2014. The remaining amount was spent as follows: 15.0% on power transmission lines (U.S.$0.6 billion), 12.0% on distribution (U.S.$0.5 billion), and 5.0% on others related activities (U.S.$0.2 billion). Approximately 278 MW were added to the national grid during 2014.

Due to a drought that began in October 2009 and its effect on Venezuela's hydroelectric-based energy grid, in February 2010 the Government announced that the country was facing an energy emergency. The drought severely depleted water reserves at the Guri hydroelectric dam, Venezuela's most important hydroelectric energy plant, which, at the time, produced approximately two-thirds of the country's electricity. Through MPPEE the Government took preemptive measures in the fall of 2009 to decrease reliance upon hydroelectric energy and to increase thermoelectric capacity within the power grid. On February 8, 2010, pursuant to Decree No. 2,228, former President Chávez announced rolling blackouts and a mandatory energy cut in order to ease pressure on the Guri dam. Some businesses were permitted to operate only during certain hours, while others operated on a four-day workweek schedule in order to meet the conservation requirement.

In December 2011, the Rational and Efficient Use of Energy Law (Ley de Uso Racional y Eficiente de la Energía) was enacted. The law requires citizens and entities to make rational and efficient use of their electricity in order to preserve the national electric system. The law states that the Ministry of Popular Power of Electric Energy will manage the rational and efficient use of energy as well as review and evaluate the Rational and Efficient Use of Energy Plan as established under this law.

In 2013, in order to strengthen the national electricity system, the Government adopted a 100-Day Plan (Plan de los 100 días) in order to achieve improvements between the electricity generation and the electricity demand of 2,000 MW. This goal was successfully reached in 100 days. Subsequently, on September 18, 2013 the Electric Mission Venezuela (Misión Eléctrica Venezuela) was created, which seeks to ensure the security and defense of the national electricity system and promote productive development of the country. This Mission seeks to strengthen the Electricity Sector, encourage the use of renewable energy, implementing actions for demand management and the rational and efficient use of electricity, among other guidelines. The main objective of the Mission is to defend and transform the electrical service in order to improve quality of life.

The electric power demand in Venezuela in 2010 was 16,755 MW. In 2010, approximately 200 kilometers of electric lines were incorporated into the main transmission network and approximately 1,533 MVA was incorporated into the transformation system. The electric power demand in Venezuela increased by 1.8% in 2013 as compared to 2012, from 18,357 MW to 18,696 MW. The consumption control in critical areas, as part of the Republic's plan to manage the electricity deficit, saved approximately 1,924 MW of energy. In 2013, approximately 243 kilometers of electric lines were incorporated into the main transmission network and approximately 933 MVA was incorporated into the transformation system. The electric power demand in Venezuela decreased by 0.8% in 2014 as compared to 2013, from 18,696 MW to 18,546 MW due to energy savings and efficiency policies implemented by the Government through the Ministry of People's Power for Electrical Power (Ministerio del Poder Popular para la Energia Electrica).

Modernization of the electric sector has been difficult because of insufficiency of transmission, inefficiencies in plant and equipment and lack of investment funds. Blackouts affecting significant areas of the country continue to occur, including a blackout in September 2013 during several hours in a large part of the country. The Government has invested U.S.$4.1 billion in the electric power sector from January 1, 2014. The Government estimates that the electric power sector will require an additional U.S.$14.5 billion investment in 2015, assuming a 6.30 Bs./US$ exchange rate in order to meet the Republic's electricity demand over the next ten years (228.021 GWh by 2024). CORPOLEC Investments in 2015 are expected to total U.S.$6.8 billion.

The Telecommunications Sector

CONATEL is the governmental agency responsible for the regulation of the telecommunications market. CONATEL's main goals are to broaden the general public's access to telecommunications services regardless of the geographic location of the governmental agency, and develop education and health services through telecomunication services. To achieve this goal, CONATEL created a Universal Service Fund dedicated to providing service in areas without access to telecommunications services. Since 2005, CONATEL has launched several Universal Service projects with the participation of Venezuelan telecom operators that competed for infrastructure projects. In 2014, approximately U.S.$76.7 million was allocated to infrastructure projects, and through the first nine months of 2015, no amounts of the Universal Service Fund have been allocated to infrastructure projects in support of social policies. This fund had a balance of approximately U.S.$43.3 million as of December 31, 2014. This fund is expected to have a balance of approximately U.S.$120.9 million as of December 31, 2015.

On December 22, 2010, a partial reform of the Social Responsibility in Radio and Television Law was enacted. The Law aims to strengthen national content production and incorporates within its scope the regulation of messages distributed through electronic media. The legislation prohibits the dissemination on television, radio or electronic media of messages that incite or promote hatred and intolerance based on race, religion, politics, gender as well as racist or xenophobic messages. The legislation also prohibits the dissemination via the media of any messages that incite or promote and/or justify crime, constitute war propaganda, provoke unrest in the population or disturb the public order, disregard a public officer's authority, or promote the violation of the law. Providers of electronic media were required to quickly establish mechanisms to restrict the dissemination of messages in violation of the law, otherwise they are subject to penalty as delineated by the law.

The Organic Telecommunications Law (LOTEL) was amended in February 2011, published in Official Gazette No. 39,610, dated February 7, 2011. Pursuant to the amended LOTEL, telecommunication networks are treated as a "public interest service." Under the law, the maximum duration of licenses for the use and operation of radio spectrums is 15 years.

The reform kept existing restrictions related to the transfer of telecommunication licenses and incorporated some existing rules related to the sale or transfer of ownership of companies holding broadcast licenses.

In 2012, CONATEL worked on the establishment of the Presidential Commission for Digital Terrestrial Television ("PCDTT") as an advisory body for the implementation of digital terrestrial television. The PCDTT was created by Decree No. 8,919 of April 17, 2012, which also provided that CONATEL would develop the regulatory framework in this area.

On February 19, 2013, the State adopted the Japanese Standard on Digital TV Identified as ISDTB (Integrated Services Digital Broadcasting-Terrestrial), with those technological innovations developed by Brazil and identified as ISDB-T International, ISDB-Tb or SBTVD, short for Sistema Brasileiro de Televisão Digital.

The objectives of Digital Television Broadcasting include promoting knowledge and training; fostering peaceful cooperation between nations, promoting and consolidating Latin American integration; encouraging scientific and technological research and content generation to contribute to the democratization of information; optimizing the use of radio spectrum; and improving the quality of audio and video services.

The Technical Standards on Domestic Audiovisual Production Services and other Audiovisual Production Services were published in Administrative Order No. 027 on May 20, 2014. The objective of these standards is to regulate and promote a socially responsible environment within the audiovisual industry by balancing the rights and interests of radio and television providers and users in their practice of message transmission and reception. In addition, Administrative Order No. 028 of March 2014 established the Conditions for Providing Domestic Audiovisiual Production Services. The objective of this order is to develop the regulations to apply the principles of the Organic Telecommunications Law.

Telecommunications Market

The telecommunications sector grew by approximately 7.9% during 2010, as compared to 2009. According to BCV, in 2011, the telecommunications sector grew by 7.3% as compared to 2010. In 2011 the mobile service grew by 3.2% due to an increase in the number of subscribers. In 2011 the local fixed telephone service increased by 3.5%. In 2011, internet services and subscription television increased 17.1% and 9.7%, respectively. In 2012, the telecommunications sector grew 7.0% compared to 2011. In 2012, mobile service grew by 6.2% due to an increase in the number of subscribers. In 2012, the local fixed telephone service increased by 4.3%. In 2012, internet services and subscription television increased 12.3% and 21.6%, respectively. In 2013, mobile service grew by 1.1% due to an increase in the number of subscribers. In 2013, the local fixed telephone service increased by 1.6%, and internet services and subscription television decreased 1.9% and 24.1%, respectively. In 2014, mobile service decreased by 0.5% due to a decrease in the number of subscribers. In 2014, the local fixed telephone service increased by 0.5%, and internet services and subscription television increased 2.1% and 11.8%, respectively.

In 2014, the telecommunications sector grew or remained the same in all of its variables:

•	Total operating income earned by major carriers reached U.S.$15.0 million, showing a 33.5% increase with respect to 2013. Total investments for U.S.$3.0 million were executed, reflecting a 77.1% increase with respect to 2013.

•	Subscription broadcasting services (Cable TV) were influenced by greater availability of programming plans with different price levels and presence of new operators. These factors contributed to an increase of 420,000 customers with respect to 2013 reaching 4.6 million total subscribers and U.S.$2.2 million in total operating revenues. Penetration is estimated at 64 subscribers per 100 households.

•	Mobile services reached 30.5 million active lines and contributed U.S.$8.1 billion to total operating revenue of the sector. Penetration is estimated at 101 lines using a mobile phone system per 100 individuals.

•	In fixed telephone services, 34,745 new subscribers joined with respect to 2013, for a total of U.S.$445.0 million lines contracted, resulting in a U.S.$481.0 million contribution to the sector's total operating income. Concerning penetration, 93 out of every 100 households are estimated to have the service.

•	In internet services, 76,743, new subscribers joined with respect to 2014 generating an increase of U.S.$331.4 million in operating revenues relative to 2013. There are an estimated 16 million users of this service, and penetration is estimated at 60 out of every 100 individuals.

Telesur

In 2005, TELESUR, the Latin American television network sponsored and originally owned by the governments of Venezuela, Argentina, Cuba and Uruguay, began broadcasting that can now be seen in at least 30 countries. TELESUR was designed to spur Latin American integration by creating a new communication paradigm that serves as an alternative to large media conglomerates. The network was funded with U.S.$10.0 million provided by the countries that jointly owned the network at the time of funding. Afterwards, in April 2006, Bolivia agreed to buy a 5% stake in TELESUR and in 2007, Nicaragua and Ecuador also became shareholders of the television station. Currently TELESUR is jointly owned by seven countries: Venezuela (51% ownership), Argentina (14% ownership), Cuba (13% ownership), Uruguay (7% ownership), Bolivia (5% ownership), Ecuador (5% ownership), and Nicaragua (5% ownership). In August 2008, Paraguay signed an agreement to incorporate Paraguay in TELESUR's broadcasting. Other Latin American countries may join in the future. In 2010, TELESUR signed an agreement to expand its broadcast in Europe, the Middle East and North Africa in order to reach approximately 130 million potential viewers. As of 2014, TELESUR is available in Canada, United States, Europe, North Africa, Middle East, Latin America and the Caribbean, and it is featured by more than 1,000 cable TV operators, DTH, IPTV, and OTT, through its internet website (www.telesurtv.net), and through free-to-air broadcasting television.

THE FINANCIAL SYSTEM

BCV

BCV, which is wholly owned by the Republic, is Venezuela's central bank and its currency-issuing bank. The Constitution adopted in 1999 granted BCV, for the first time in its history, constitutional authority as an independent legal entity with autonomy to exercise its delineated powers. BCV's principal role is to control inflation and maintain the stability of the Bolívar. Under the Constitution, BCV is prohibited from underwriting, cosigning or guaranteeing any debt of the Republic. In addition, BCV is required to provide the National Assembly an account of its actions, goals and results achieved as well as certain periodic reports to the National Assembly which describe the current status of the macroeconomic variables of the economy. The National Assembly must approve BCV's budget.

On October 3, 2001, the BCV Law became effective. The BCV Law is intended to coordinate the regulations and activities of BCV with the provisions of the Constitution and thus to promote economic development in a more cohesive manner. In July 2005, the National Assembly approved an amendment to the BCV Law. The reform allows PDVSA to maintain its oil and gas export proceeds in offshore accounts in amounts sufficient to cover its foreign currency-denominated investments and expenses. The balance of such proceeds, net of applicable corporate income tax, dividends and royalties, was required to be contributed by PDVSA to FONDEN. See "The Venezuelan Economy—International Reserves—BCV Transfers."

In May 2010, the BCV Law was further amended to require BCV to create a strategic financial and exchange system to monitor the flow of monetary and financial information in order to guarantee the proper functioning of the economy. Under the amended law, BCV's regulatory authority over the Republic's payment systems (domestic, bilateral and regional) was enhanced. The amendment also modified BCV's operations with other financial institutions which, among other things, expanded the categories of assets BCV could receive from financial institutions as collateral or a guarantee in connection with lending operations in exceptional circumstances.

Under the BCV Law, BCV's statutory functions include:

•	formulating and executing monetary policy;

•	participating in the design of exchange rate policy;

•	executing exchange rate policy;

•	regulating credit and interest rates in the financial system;

•	regulating Venezuelan currency and promoting adequate liquidity of the financial system;

•	centralizing, administering, and estimating the adequate level of the Republic's international monetary reserves;

•	participating in and regulating operations in the foreign exchange market;

•	overseeing the performance of the Republic's payments system and establishing its operating regulations;

•	advising other public authorities within their jurisdiction;

•	participating in, regulating and executing operations in the gold market;

•	collecting, producing and publishing the Republic's main economic statistics;

•	overseeing the Republic's rights and obligations in the IMF in accordance with relevant agreements and laws;

•	promoting solidarity, civic participation and social responsibility for the purpose of contributing to the socio-economic development of the population;

•	issuing, on an exclusive basis, Venezuelan currency;

•	performing other operations and services of the type commonly provide by central banks, in accordance with the law;

•	providing assistance to the political branches; and

•	promoting actions that foster solidarity, citizen participation and social responsibility, with the goal of contributing to the development of the population and to its socio-economical education.

In the three-month period ended March 31, 2014, BCV took measures to decrease the supply of Bolívares in the financial system: (1) BCV's monetary reserve requirement was increased by one percentage point; (2) the interest rate for liquidity-absorbing operations with commercial banks increased by 2.5% for maturities of at least 360 days; (3) the maximum level allowed for liquidty-absorbing operations was increased to Bs.140 billion from Bs.100 billion; and (4) a new investment instrument, "Direct BCV" was issued, aimed at individuals and savings banks, with a fixed interest rate and issued at par value, to encourage domestic saving and as an additional liquidity-absorbing mechanism.

On November 2014, President Maduro enacted the Partial Reform of the BCV Law (Ley de Reforma Parcial de la Ley del BCV de Venezuela). This law restructured and consolidated the country's international reserves by expanding the allowable international assets to include other foreign currencies, precious metals and stones. The law also altered the calculation of BCV's transfers to the FONDEN. Instead of calculating the surplus using the optimal level of gross international reserves, BCV will now use the optimal level of operational or liquid international reserves as the basis to calculate any surplus.

FONDEN

The July 2005 amendment to the BCV Law required PDVSA to make contributions to FONDEN with its excess U.S. dollar cash flow after all its external and internal obligations had been satisfied, including capital, operational and tax-related disbursements. Under the amended law, BCV is required to determine the optimum level of international reserves and to distribute the excess to FONDEN and inform the National Assembly on an annual basis. The amendment also required BCV to make a one-time special contribution to FONDEN of U.S.$6.0 billion from the Republic's foreign currency reserves. In 2010, BCV contributed U.S.$7.0 billion and PDVSA added U.S.$1.3 billion to FONDEN. In 2011, BCV contributed U.S.$3.5 billion and PDVSA added U.S.$14.3 billion to FONDEN. In 2012, BCV contributed U.S.$4.0 billion and PDVSA added U.S.$16.0 billion to FONDEN. In 2013, BCV contributed U.S.$1.8 billion and PDVSA added U.S.$10.4 billion to FONDEN. In 2014, BCV contributed U.S.$1.8 billion and PDVSA added U.S.$10.6 billion to FONDEN. BCV carries its contributions to FONDEN as an asset on its balance sheet. Amounts deposited in FONDEN could only be used for social, educational, health care, liability management and special and strategic purposes.

Amounts deposited in FONDEN have been or are being used for major infrastructure projects such as bridges, highways, intra-city trolleys, subway lines, railroads, electricity generation, rural irrigation systems, hospitals, educational facilities, as well as for the purchase of Brady bonds as part of a liability management program put in place in 2006 and since completed.

As of December 31, 2014, FONDEN had allocated approximately U.S.$172.7 billion to the various projects it finances, including approximately (i) U.S.$34.3 billion allocated to mining and petroleum projects, (ii) U.S.$8.4 billion allocated to environmental projects, (iii) U.S.$6.5 billion allocated to agriculture projects, (iv) U.S.$5.9 billion allocated to housing projects, and (v) U.S.$3.1 billion allocated to science and technology projects. FONDEN keeps its resources in financial trusts (local and foreign currency investments) at the Treasury Bank, where funds are disbursed in accordance with projected execution levels.

Monetary Policy

Historically, BCV has conducted an active monetary policy that has supported the Government's economic adjustment plans. BCV utilized open-market operations with respect to its own instruments issued initially through the Caracas Stock Exchange and later by means of an auction mechanism. Between 2004 and 2010, BCV continued to conduct open-market operations. However, since 2007, the level of those operations has decreased in favor of a more active use of official reserve requirements by BCV.

In 2009, the banking sector experienced a crisis leading to the closure of 14 banks and the buyout of five financial institutions by the Government. Consequently, the economy experienced a decrease in credit lending. In order to offset the decrease in credit lending and avoid a reduction in bank liquidity, BCV increased the maximum daily trading volume of CDs (certificates of deposit). In addition there was a reduction in the reserve requirements for financial institutions. As a result, the crisis was successfully averted. BCV decided to keep the regulations in order to boost credit intermediation, however, these measures have led to a decrease in open-market transactions since 2010.

The table below sets forth the changes in monetary aggregates for the periods indicated:

At the end of year	M2—in billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	M1—in billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares	Monetary base—In billions of nominal Bolívares	In millions of Dec. 2007 Constant Bolívares
2010	296,595.8	139,116.2	272,162.4	127,655.9	123,051.5	57,716.5
2011	446,616.8	162,406.1	426,590.3	155,123.7	172,750.7	62,818.4
2012	719,047.5	218,754.9	701,918.5	213,543.8	268,355.7	81,641.5
2013	1,220,136.6	243,152.0	1,199,721.7	239,083.6	444,894.3	88,659.7
2014	2,001,240.6	242,163.7	1,952,747.6	236,295.7	757,994.1	91,722.4

Source: BCV.

As of December 31, 2014, the M2 monetary aggregate increased by Bs.781,104.0 million (U.S.$123.98 million), representing an increase of 64% from December 31, 2013.

For information concerning the exchange control regime of the Republic, see "—The Venezuelan Economy—Economic Policy and Legislation—Exchange Control Regime."

The following table sets out the Republic's interest rates, by quarter, for the periods indicated:

Interest Rates
Year and Quarter		Short-Term (Commercial Banks)(1)	90-Day CDs Deposit Rate(2)	BCV Discount Rate	Basic Inflation Rate(3)
		(in % per annum)
	2010
First Quarter		18.87	14.59	29.50	28.41
Second Quarter		17.87	14.64	29.50	44.57
Third Quarter		18.02	14.77	29.50	18.80
Fourth Quarter		18.08	14.93	29.50	19.30
	2011
First Quarter		17.68	14.93	29.50	33.80
Second Quarter		17.49	14.97	29.50	29.06

Year and Quarter		Short-Term (Commercial Banks)(1)	90-Day CDs Deposit Rate(2)	BCV Discount Rate	Basic Inflation Rate(3)
		(in % per annum)
Third Quarter		17.61	14.51	29.50	25.15
Fourth Quarter		16.86	14.50	29.50	28.08
	2012
First Quarter		16.28	14.50	29.50	19.12
Second Quarter		16.48	14.50	29.50	14.65
Third Quarter		16.74	14.50	29.50	16.36
Fourth Quarter		16.14	14.50	29.50	25.08
	2013
First Quarter		15.73	14.50	29.50	33.92
Second Quarter		15.60	14.50	29.50	75.00
Third Quarter		15.88	14.50	29.50	49.75
Fourth Quarter		15.55	14.50	29.50	54.76
	2014
First Quarter		15.54	14.60	29.50	41.51
Second Quarter		16.51	14.52	29.50	77.48
Third Quarter		17.51	14.54	29.50	61.66
Fourth Quarter		18.79	14.69	29.50	81.18

(1)	Corresponds to the average of promissory notes, loans and discounts. Loans include interest rates for mortgage credits.
(2)	Interest rates are calculated using averages during the relevant period. The interest rate average is calculated based on the data of the six largest commercial banks of the Venezuelan financial system.
(3)	Based on the CPI (base 2007) calculated by annualizing forward cumulative quarterly inflation rates.

Source: BCV.

The following table sets out total outstanding loans and long-term investments by quarter by public and private financial institutions for the periods indicated:

Year and Quarter		Commercial Bank Credit	Mortgage Bank Credit	Other(1)	Total Credit of the Financial System(2)	Percentage Change(3)
		(in thousands of Bolívares)
	2010
First Quarter		55,979,525	22,860,941	77,497,597	156,338,063	15.13
Second Quarter		57,205,856	24,283,943	82,348,208	163,838,007	16.78
Third Quarter		60,770,098	25,722,468	84,549,747	171,042,313	13.30
Fourth Quarter		67,267,274	27,935,543	96,248,431	191,451,248	20.41
	2011
First Quarter		66,161,209	29,022,507	100,370,726	195,554,442	25.08
Second Quarter		73,895,400	31,850,835	113,805,333	219,551,568	34.01
Third Quarter		85,995,861	34,111,951	122,332,255	242,440,067	41.74
Fourth Quarter		100,762,312	36,945,917	138,087,786	275,796,015	44.06
	2012
First Quarter		110,260,896	38,522,822	150,503,010	299,286,718	53.06
Second Quarter		127,927,616	41,003,345	167,245,603	336,176,564	53.11
Third Quarter		142,478,168	43,344,681	180,975,947	366,798,796	51.29
Fourth Quarter		164,201,449	47,671,647	198,470,011	410,343,107	48.78
	2013
First Quarter		171,606,797	50,229,677	211,992,309	433,828,783	44.95
Second Quarter		196,834,410	53,245,626	244,013,481	494,093,517	46.97
Third Quarter		236,305,722	55,856,963	277,449,175	569,611,860	55.29
Fourth Quarter		284,843,326	59,832,457	320,367,291	665,043,074	62.07
	2014
First Quarter		304,738,229	62,097,190	361,524,715	728,360,134	67.89
Second Quarter		360,630,709	66,364,749	420,533,489	847,528,947	71.53
Third Quarter		414,196,953	70,994,539	505,629,883	990,821,375	73.95
Fourth Quarter		502,279,247	83,399,875	607,515,290	1,193,194,412	79.42

(1)	Includes finance companies and savings and loan institutions.
(2)	Excludes BCV.
(3)	From the corresponding quarter of the previous year.

Source: BCV

Banco del Tesoro

The Treasury Bank's mission is to serve the financial needs of its clients and to help initiate any strategic economic plans of the Republic. In accordance with the law, the Treasury Bank acts as the Republic's chief financing arm, handling the Central Government's banking needs and managing debt payments and debt issues of the Republic. The Treasury Bank also acts as depository for Government funds previously held by private banks, which currently account for approximately 26% of deposits held by private banks. For initial capital, the National Assembly approved a transfer of Bs.30.6 million, or approximately U.S.$14.2 million, to the Treasury Bank, and later approved an additional transfer of Bs.30.0 million.

The Treasury Bank increased its offices and locations to 82 branch offices as of December 31, 2014 as compared to 72 branch offices as of December 31, 2013. Approximately Bs.58 billion, or U.S.$9.2 billion, in public deposits were made in the Treasury Bank in 2014, as compared to Bs. 54 billion, or U.S.$8.6 billion, in 2013. At December 31, 2014, the Treasury Bank had extended approximately Bs.51.3 billion, or U.S.$8.1 billion, in lines of credit, as compared to Bs.28.8 billion, or U.S.$4.6 billion, in 2013.

Banco del Sur

Banco del Sur is a financial institution that is being promoted by the Republic for regional integration that serves to provide a source of funding for Latin American and Caribbean countries. Banco del Sur's principal objective is to finance development projects and serve as an alternative to traditional multilateral lenders, including the World Bank, IADB and the IMF. The bank was established in 2007 through a treaty signed by seven countries: Argentina, Brazil, Bolivia, Ecuador, Paraguay, Uruguay and Venezuela. In March 2009, the member countries agreed to contribute U.S.$7.0 billion in initial capital, with Argentina, Brazil and Venezuela each agreeing to contribute U.S.$2.0 billion, Ecuador and Uruguay agreeing to contribute U.S.$400 million and Paraguay and Bolivia agreeing to contribute U.S.$100 million each.

On September 26, 2009, Banco del Sur was officially created when the presidents of the seven participating countries signed the constitutive act of Banco del Sur. Because the purpose of Banco del Sur is to finance development projects for all Latin American and Caribbean nations, non-member states such as Colombia, Chile, Peru, Guyana and Suriname agreed to contribute a total of U.S.$3.0 billion, providing Banco del Sur with U.S.$10.0 billion in total initial capital. Banco del Sur is based in Caracas and has two branches, one in Buenos Aires, Argentina and another in La Paz, Bolivia. In April 2012, the Banco del Sur treaty was ratified by the National Assembly. In June 2013, Banco del Sur held the first meeting of the Council of Ministers in order to address operational issues. At a summit of representatives of Brazil, Russia, India, China and South Africa ("BRICS") - UNASUR countries in Brazil on June 16, 2014, President Maduro proposed an alliance between Banco del Sur and the New Development Bank (formerly the BRICS Development Bank) to address issues in the financial, economic, energy and culture sectors.

Financial Institutions

The Superintendency of Banks (Superintendencia de Bancos y Otras Instituciones Financieras or SUDEBAN) is responsible for banks and credit unions. Its functions include inspection, supervision and control.

SUDEBAN also regulates individuals, companies and institutions that conduct or purport to conduct operations that are subject to authorization under the General Law of Banks and Other Financial Institutions. Fondo de Protección Social de los Depósitos Bancarios ("FPSDB"), formerly known as Fondo de Garantía de los Depósitos Bancarios, which was established in 1985, insures deposits up to Bs.30,000 per depositor. FPSDB also assists in the recovery and stabilization of financial institutions through lending assistance. Owners, directors and administrators of media and telecommunication companies are prohibited from having a stake in financial institutions and others, including public servants and individuals who have declared bankruptcy, are prohibited from having more than a 10% stake in financial institutions.

The following table sets forth the financial institutions in the Venezuelan financial system:

Financial Institutions	Private Institutions			Public Institutions			Total Institutions
	2012	2013	2014	2012	2013	2014	2012	2013	2014
Universal Banks	18	19	19	4	4	4	22	23	23
Commercial Banks	3	1	1	–	–	–	3	1	1
Special Law Regulated Banks	–	–	–	4	5	5	4	5	5
Development Banks	4	4	4	2	2	2	6	6	6
Money Market Funds	–	–	–	–	–	–	–	–	–
Total	25	24	24	10	11	11	35	35	35

Source: SUDEBAN.

In December 2010, the Banking Sector Institutions Law was enacted. As amended this law adopts a series of measures to correct various problems occurring in the banking sector of the Republic. Under the institutions of the law, Venezuela's private and public banks are regulated and required to serve not only the interests of private stockholders, but also the interests of depositors, customers and the public at large. In addition, banks are obligated to collaborate with sectors of the popular communal economy to develop productive results through sound financial intermediation.

The law defines certain activities performed by the banks as public service. According to the law, banks are considered public utilities. As a public utility, the Government can take administrative measures established in the law to secure bank assets in order to keep services functioning. The law also protects bank customers' assets in the event of banking irregularities, makes it illegal for banks to arbitrarily change banking hours and requires that the Superintendent of Banking Institutions take into account the best interests of bank customers in addition to the stockholders.

In addition, the law set new capital reserve requirements that banks must maintain. The law requires that banks surrender 5% of their pre-tax profit for communal council projects. As a precautionary measure, the law also requires that banks keep the equivalent of 10% of their capital in a restricted fund to pay labor liabilities in the event the bank has to be liquidated. Additionally, banks are restricted in the percentage of their funds that they may loan, in order to prevent credit risk. The law limits the amount of credit that can be made available by banks to individuals or private entities to a maximum of 10% of the bank's patrimony. Such percentage could be increased to up to 20% if the extra 10% is guaranteed by a well-rated domestic or foreign bank. The law also limits the formation of financial groups and prohibits banks from having more than a 5% stake in brokerage firms and insurance companies.

In November 13, 2014, the Banking Sector Institutions Law was revised pursuant to the adoption of Decree No. 1,402 published in the Extraordinary Official Gazette No 6,154, dated November 19, 2014. Under the amended law, the amount that deposits are insured by the FPSDB can be modified by the Minister of Finance with the consent of BCV. Previously, the FPSDB was managed by its president who was appointed by the President; however, after the adoption of Decree No 1,402, the FPSDB is now managed by a board of directors comprised of a chairman and four directors. The chairman is appointed by the President and the board of directors is appointed by the Minister of Economy and Finance. However, FPSDB still remains subject to the supervision of SUDEBAN.

Pursuant to article 53 of the Banking Sector Institutions Law and notices VOI-013-2011, VOI-025-2011 and VOI-034-2011 issued by BCV, banks operating in Venezuela that hold securities issued by the Republic, or other entities owned by the Republic, such as PDVSA, were required to transfer the custody of their bonds to BCV by January 10, 2012.

In 2005, the National Assembly passed a resolution that requires private commercial banks to allocate certain percentages to specified projects. The following public banks are also required to allocate the same percentages to specified projects: Banco Industrial de Venezuela, Banco Agricola de Venezuela, Instituto Municipal de Credito Popular, Banco de las Fuerzas Armadas Bolivarianas and Banco de Comercio Exterior. As of January 2014, private and certain public sector banks had to allocate approximately 54% of their total loan portfolio to certain segments of the economy defined as "essential"; as of January 2015, this proportion increased by approximately 2% to approximately 56%. In 2014, these mandatory credit allocations to essential segments of the economy were as follows: 22-25% for the farming sector, 20% for mortgage loans, 3% for microloans, 2-4.25% for tourism and 8-10% for the manufacturing sector. As of March 31, 2015, banks were required to allocate an average of 21-25% for the farming sector, 20% for loans, 3% for microloans and 2-4.25% for tourism. The target allocation for the manufacturing sector has not yet been released.

Market Regulation

The Capital Markets Law and the rules issued by the National Superintendency of Securities (Superintendencia Nacional de Valores or "SNV") provide a regulatory structure for the Venezuelan securities industry. The law requires that the Venezuelan securities market conform to international standards. In addition to setting standards for brokers, the law empowers the SNV to regulate public offerings and trading of securities. In January 1999, the SNV promulgated regulations governing the activities of broker-dealers and brokerage houses. The SNV has also promulgated regulations requiring issuers of securities to file information regarding the issuer, its management and its significant shareholders to ensure transparency in capital markets transactions and public tender offers.

In August 2010, the National Assembly approved the new Capital Markets Law. This law provided for a change of name of the Comisión Nacional de Valores, or CNV, to the Superintendencia Nacional de Valores, referred to as the SNV or the National Superintendency of Securities. The law prohibits private brokers from participating in the purchase and sale or ownership of the Republic's public debt bonds and restricts state agencies from participating in the stock market. Under this law, the Republic will be able to create public securities exchanges to trade the Republic's public debt bonds that will be regulated by the SNV. All references to the SNV below refer to the CNV for periods prior to August 12, 2010.

The SNV must authorize all Venezuelan companies before they legally offer equity or debt securities to the Venezuelan public. In order to offer securities to the public in Venezuela, an issuer must meet certain SNV requirements regarding assets, operating history, management and other matters.

All outstanding securities of such companies must also be registered with the SNV and approved by the relevant stock exchange. The SNV must approve the application for listing of a security before it is listed on a stock exchange. The SNV also requires issuers to file unaudited quarterly financial statements and audited annual financial statements with the applicable stock exchanges and the SNV.

Since 1994, the SNV has required any company issuing debt in Venezuela to obtain a rating from two independent rating agencies registered with the SNV. However, as of 2002, for any company that issues commercial paper (debt issues ranging from 15 days to 360 days), the SNV may reduce the requirement from two independent rating agencies to one, depending upon the market conditions at that time.

Securities Markets

The Caracas Stock Exchange is a private sector securities market in Venezuela, with approximately 32 issuers and a total of approximately U.S.$201.9 million in securities registered as of December 2013. Historically, trading on the Caracas Stock Exchange has been composed of trades in stocks and bonds. Since 2001, the exchange has permitted trades in short-term debt instruments, such as commercial paper.

For the year ended December 31, 2012, the total market capitalization of the companies listed on the Caracas Stock Exchange increased in absolute terms from U.S.$5.4 billion to U.S.$25.3 billion. For the year ended December 31, 2013, the total market capitalization of the companies listed on the Caracas Stock Exchange increased in absolute terms to U.S.$71.2 billion. For the year ended December 31, 2014, the total market capitalization of the companies listed on the Caracas Stock Exchange decreased in absolute terms to U.S.$43.2 billion.

The SNV authorized the opening of a commodities exchange in May 1999. Trading on this exchange commenced in October 1999 and, as of December 31, 2014, the cumulative trading volume of commodities totaled U.S.$4.7 million. In 2012, the Caracas Stock Exchange had a total trading volume of approximately U.S.$167.8 million, including U.S.$140.3 million in stocks. In 2013, the Caracas Stock Exchange had a total trading volume of approximately U.S.$206.9 million, including U.S.$191.5 million in stocks. In 2014, the Caracas Stock Exchange had a total trading volume of approximately U.S.$810.9 million (Bs.8.9 billion), including U.S.$798.4 million (Bs.8.8 billion) in stocks.

In the past, Venezuelan stock exchanges have experienced substantial market price fluctuations. Factors contributing to such fluctuations include changes in the overall state of the Venezuelan economy and adverse political developments, together with merger activity among domestic companies and takeovers of domestic companies by foreign corporations and the Government. Compared to other stock markets in Latin America, the Venezuelan stock market is among the smallest in terms of market capitalization and trading volume.

The Caracas Stock Exchange can suspend dealing in any listed security if the price of the security varies by 20% or more during a trading session.

Trading on the Caracas Stock Exchange has decreased since the Government intervened in trading companies and it has been stagnant since securities regulators shut down and took over management of 82 brokerage companies between 2009 and 2011. The Government has defended its takeover on the basis that those firms had arbitrarily undervalued the Republic's currency in a bond market that was widely used for currency trading and that the practices of the brokerage firms that were shut down contributed to capital flight.

Bolsa Publica de Valores Bicentenaria

In November 2010, the Republic's National Assembly passed the Law of the Bicentennial Public Securities Exchange (Ley de la Bolsa Pública de Valores Bicentenaria), which created the Bicentennial Public Securities Exchange (the "Bicentennial Stock Exchange") for both public and private sector entities seeking to be involved in securities trading market operations. Financial operations began on January 31, 2011 and include financial transactions with bonds issued by state-run and private entities. The Bicentennial Stock Exchange competes with the privately run Caracas Stock Exchange. It aims to increase competition and investments by allowing customers secure access to transactions. The Bicentennial Stock Exchange does not function like a typical stock exchange. Under the regulations, entities that can participate by issuing bonds include collective and social production companies and state entities, joint ventures, and small and medium-sized enterprises, in addition to other private businesses. Private brokers are not permitted to participate in the Bicentennial Stock Exchange.

During 2011, the Bicentennial Public Stock Exchange had a total of 337 listings, of which 121 were related to public debt securities and 216 were related to quasi-public debt securities. The number of listings made through primary and secondary markets were 207 and 130, respectively. The total number of private company listings during 2011 was 216. In 2012 the Bicentennial Public Stock Exchange had a total of 2,798 listings, of which 2,591 were related to public debt securities. The number of listings made through primary and secondary markets were 1,572 and 1,226, respectively. The total number of private company listings during 2012 was 207. In 2013 the Bicentennial Public Stock Exchange had a total of 2,033 listings, of which 1,752 were related to public debt securities. The number of listings made through primary and secondary markets was 689 and 1,344, respectively. The total number of private company listings during 2013 was 281. In 2014, the Bicentennial Public Stock Exchange had a total of 2,005 listings, of which 1,874 were related to public debt securities. The number of listings made through primary and secondary markets was 704 and 1,170, respectively. The number of listings made through primary and secondary markets was 89 and 42, respectively. The total number of private company listings during 2014 was 131.

In 2011, trading volume amounted to Bs.38.2 million for transactions related to public debt securities, equivalent to U.S.$8.9 million. The trading volume from private company operations during 2011 amounted to Bs.276.1 million, equivalent to U.S.$64.2 million, for a total trading volume in 2011 of Bs.314.3 million, equivalent to U.S.$73.1 million. In 2012, trading volume amounted to Bs.2,683.8 million for transactions related to public debt securities, equivalent to U.S.$624.1 million. The trading volume from private company operations during 2012 amounted to Bs.583.2 million, equivalent to U.S.$135.6 million, for a total trading volume in 2012 of Bs.3,267.0 million, equivalent to U.S.$759.9 million. In 2013, trading volume amounted to Bs.6,111.0 million for transactions related to public debt securities, equivalent to U.S.$970.0 million. The trading volume from private company operations during 2013 amounted to Bs.411.5 million, equivalent to U.S.$65.3 million, for a total trading volume in 2013 of Bs.6,522.5 million, equivalent to U.S.$1,035.3 million. In 2014, trading volume amounted to Bs.14,592.5 million for transactions related to public debt securities, equivalent to U.S.$2,316.4 million. The trading volume from private company operations during 2014 amounted to Bs.337.6 million, equivalent to U.S.$53.6 million, for a total trading volume in 2014 of Bs.14,930.1 million, equivalent to U.S.$2,370.0 million.

Financial System Supervisory Body

In March 2010, the National Assembly enacted the Organic Law on the National Financial System (Ley Orgánica del Sistema Financiero Nacional) which creates the Financial System Supervisory Body, referred to as OSFIN, with oversight and regulatory powers over the banking, capital markets and insurance sectors. OSFIN, which has yet to be constituted, will have a Board of Directors made up of the Minister of Finance, the President of BCV and three directors and will operate within the Ministry of Finance (currently, MPPEF). The Organic Law on the National Financial System was reprinted and published in the Official Gazette No. 39,578 on December 21, 2010, due to a material error in a provision that establishes the parameters in the formation of financial groups.

PUBLIC FINANCE

General Description of Accounts and Entities

The MPPEF is responsible for preparing the budget and administering the Government's finances. The Government, through the MPPEF, is required to submit a proposed budget to the National Assembly each year. The National Assembly may change items in the proposed budget so long as authorized expenditures do not exceed projected revenues. Nevertheless, actual expenditures in any given year may exceed revenues for that year as a result of differences in the timing of receipts and expenditures. The budget must include appropriations to be distributed to the states and the federal district in accordance with a prescribed formula. No taxes may be levied, money borrowed or expenditures made unless authorized by law. In addition to budgeted expenditures contained in the legislatively-approved budget, the Government may increase expenditures, including allocations for debt service obligations, during the course of the year with the approval of the National Assembly. However, total expenditures may not exceed actual revenues.

All revenues and expenditures are budgeted and recorded on a cash basis. The MPPEF is responsible for collecting public revenues. Various ministries and agencies of the Central Government are responsible for implementing the budget. If the National Assembly does not approve the Annual Budget for the forthcoming year by December 15, the then-current Annual Budget will continue to apply.

The consolidated public sector is divided, in general terms, into two parts: the Central Government and the decentralized state institutions. The decentralized state institutions are corporations that are majority or wholly owned by the Government.

In December 2014, the Commission for the Reduction and Rationalization of Public Spending was created by Decree No. 1,493, dated November 28, 2014 (published in the Official Gazette No. 40,553 dated December 2, 2014). This Commission develops strategies to efficiently allocate resources with the goals of: (1) reducing excessive or extravagant expenses by 20%, (2) evaluating the requirements for admission of new staff to public administration, (3) setting a maximum limit for the remuneration of public administration personnel, (4) evaluating the creation of new institutions, (5) prohibiting the acquisition, lease or renovations of new public offices (6) reviewing the use of rented spaces, (7) advancing the digitization of administrative procedures, and (8) implementing a centralized and standardized purchase system to rationalize expenditures on materials, equipment, office supplies, uniforms and other items.

Taxation

The Organic Tax Code

The Organic Tax Code (Código Orgánico Tributario) of 1991, as amended increased penalties on overdue tax payments and made tax avoidance a criminal offense. The Ministry of Finance (currently, MPPEF), with assistance from the World Bank and the IADB, has developed a tax collection program aimed at decreasing income tax evasion.

The 2001 amendments to the Organic Tax Code became effective on October 17, 2001. Some of the reforms in the legislation included: (1) the adoption of the "substance over form" approach in tax administration; (2) the consent to the passing on of tax responsibilities from a target company to the acquiring company in a merger; and (3) the disallowance of offsets of income tax credits against monthly payables under the VAT. The amendments also changed the rate of interest for unpaid tax obligations. Interest on unpaid tax obligations now equals the average of the lending rates of the six largest commercial banks, multiplied by a factor of 1.2.

In addition, the reforms increased the penalties imposed on various tax offenses and set forth new categories of tax violations to deter tax evasion. Breaches of substantive obligations under the Organic Tax Code as amended in 2001 resulted in increased penalties, while offenses potentially leading to imprisonment were broadened in scope. For example, new fines were introduced both for the failure to pay taxes as well as for the late payment of taxes and criminal penalties were established for tax fraud. In addition, withholding agents who intentionally failed to remit taxes withheld within three business days following payment were made subject to imprisonment for two to four years.

Furthermore, the amended Organic Tax Code permits taxpayers to enter into advance pricing agreements with the tax authorities to establish the value of transactions between affiliated enterprises.

Procedural rules were also amended. Pursuant to the 2001 amendments, judicial tax appeals do not suspend the effects of a tax assessment, except in cases where the taxpayer demonstrates that non-suspension will cause irreparable damages or when the appeal is based on "sound arguments of law." In contrast, the filing of an administrative tax appeal will suspend payments required by an assessment but not interest on the assessment. Furthermore, it is now expressly stated that the opinions of the tax authority with respect to a particular issue may not be appealed to the tax courts.

The Organic Tax Code was further amended on November 18, 2014, pursuant to Decree No. 1,434, which became effective on February 17, 2015. Some of the key amendments included, among others: (1) empowering the Executive branch to modify tax rates; (2) providing the SENIAT (and not a competent court) the ability to declare preventive measures and collect tax obligations without court intervention; (3) introducing two new preventive measures including the power to suspend (i) tax refunds or other payments by public entities and (ii) previously granted tax incentives; (4) introducing new tax offenses, including two new criminal tax offenses: (i) fraudulent insolvency for the purpose of tax evasion and (ii) public incitement to breach tax regulations; (5) increasing the statute of limitations for certain violations of the Organic Tax Code; (6) eliminating the statute of limitations on all cases involving tax fraud, failure to report withheld amounts by withholding agents and fraudulent insolvency pursuant to tax evasion; (7) increasing financial penalties related to tax offenses and tax crimes; (8) establishing laws accepting and regulating payment of tax obligations in foreign currencies; and (9) granting powers to SENIAT to cooperate in activites that directly or indirectly affect the collection of taxes, including speculation, forgery and narcotics dealing.

Income Tax

The Central Government is the only entity in Venezuela with the authority to tax income at the national level. Income tax revenues, as a percentage of Central Government revenues, were 18.8% in 2010, 17.5% in 2011, 19.6% in 2012, 16.9% in 2013 and 18.8% in 2014.

The petroleum industry provided 23.6% of total income tax revenues in 2010, 31.0% of total income tax revenues in 2011, 25.9% of total income tax revenues in 2012, 23.2% of total income tax revenues in 2013 and 33.2% of total income tax revenues in 2014.

Venezuelan income tax is payable by both natural persons and legal entities. The base of income upon which a person or entity may be taxed includes worldwide income. Certain Governmental entities, educational institutions, charitable institutions and funds, as well as certain other individuals and entities, are exempt from Venezuelan income tax. Additionally, the President, in conjunction with the Council of Ministers, has the power to exempt from the payment of taxes certain sectors or industries that are believed to be of particular importance to national or regional development. Natural persons are taxed at rates from 6% to 34%, depending on income level, with certain tax rebates for lower-income households. Corporations are taxed at a rate ranging from 15% to 34%, except for those engaged in the petroleum industry, which are taxed at a special rate determined by the Hydrocarbons Law. For more information, see "Principal Sectors of the Venezuelan Economy—Petroleum and Natural Gas—Hydrocarbons Law."

In 2014, pursuant to the framework of the 2013 Enabling Law, the National Executive approved a tax reform which modified the income tax laws in the country including, by limiting the extent to when losses from previous years that can be carried over and expanding the income tax base.

Value-Added Tax

In May 1999, the Government passed legislation establishing the VAT to replace the then existing sales tax. The VAT applies to sales of all goods and services throughout the chain of distribution, except certain exempted items such as food, medicine, telephone, gas and other utilities. The island of Margarita is exempted from the VAT altogether.

In 2008, the Central Government generated revenues from the VAT of approximately Bs.31.1 billion. In March 2009, the VAT was increased from 9% to 12% and since March 2009, the VAT has remained at 12%. During 2009, the Central Government generated revenues from the VAT of approximately Bs.41.7 billion. In 2010, the Central Government generated revenues from the VAT of approximately Bs.56.2 billion, an increase of 34.9% as compared to 2009. In 2011, the Central Government generated revenues from the VAT of approximately Bs.84.4 billion, an increase of 50.1% as compared to 2010. In 2012, the Central Government generated revenues from the VAT of approximately Bs.111.1 billion, an increase of 31.7% as compared to 2011. In 2013, the Central Government generated revenues from the VAT of approximately Bs.164.7 billion, an increase of 48.3% as compared to 2012. In 2014, the Central Government generated revenues from the VAT of approximately Bs. 272.2 billion, an increase of 65.2% as compared to 2013.

In 2014, the VAT was amended to increase the additional tax rate for items of luxury consumption, from 10% to 15%. The tax rate for wine increased from 15% to 35%, and the tax rate for other alcoholic beverages increased from 15% to 50%.

Customs

A law was passed by the National Assembly in January 2002 to modernize the Republic's customs operations. Automated customs operations, referred to as the SIDUNEA (Sistema Aduanero Automatizado) system, were put into effect in several principal and secondary ports of entry. The modernized ports using the SIDUNEA system accounted for approximately 99% of customs revenues and 98% of imports. The total customs revenue collected in 2010, including the VAT, was Bs.53.1 billion. The total customs revenue collected in 2011, including the VAT, was Bs.61.8 billion. The total customs revenue collected in 2012, including the VAT, was Bs.41.2 billion. The total customs revenue collected in 2013, including the VAT, was Bs.50.3 billion. The total customs reveneue collected in 2014, including the VAT, was Bs. 92.1 billion.

In addition, Venezuelan customs authorities have obtained special equipment for non-intrusive inspections of cargo containers in an effort to curtail drug trafficking and customs fraud. In March 2002, the Presidential Commission Against Customs Fraud (Comisión Presidencial de Lucha Contra el Fraude Aduanero) was formed. This commission is made up of several representatives of both the public and private sector who are interested in preventing contraband and customs fraud. Together they drafted the Anti-Contraband Law, which was enacted in December 2005 and employs the use of more severe penalties and expands the scope of actions that may be taken by authorities to curtail contraband.

The Anti-Contraband Law (Ley Sobre el Delito de Contrabando) was amended in 2010 to provide: (1) that contraband is a crime and offence against the Republic's defense and security; (2) that the Customs Office is responsible for the custody and storage of preemptively retained goods; (3) that the penalty for smuggling entails imprisonment and no fines; and (4) time frames for early testing for perishable retained goods.

SENIAT

In August 1994, the Government established SENIAT, an independent agency within the Ministry of Finance (currently, MPPEF), to administer tax and customs collections.

The objectives of the SENIAT for 2014 included:

•	implementing control procedures for individuals, institutions and economic groups whose source of income arise from investment income, property, capital gains and business income;

•	maintaining updated information technology;

•	reducing outstanding liabilities;

•	promoting an effective implementation of tax regulations;

•	modernizing the Venezuelan tax code system; and

•	enhancing human resource capacity and organization.

The objectives of the SENIAT for 2015, which are still being finalized, include:

•	transforming the institutional culture towards a tax culture based on socialist ethics;

•	promoting customs and tax education;

•	establishing a system of training and community management to ensure leading roles and an organized citizenry;

•	promoting organizational, functional, procedural and systemic coherence of the customs and tax administration with other public bodies and the communal power;

•	rearranging the customs system in accordance with the socialist concept of the state to promote and protect the socialist development model;

•	incorporating customs and tax administration units according to the distribution of the pillars of economic and social development; and

•	strengthening the SENIAT.

The following table sets forth the revenues administered by SENIAT for the periods indicated:

	Year Ended December 31,
	(in millions of December 2007 Constant Bolívares)
	2010	2011	2012(P)	2013(P)	2014(P)
Income Tax	14,009.3	14,881.8	16,596.9	16,846.2	18,261.4
VAT(1)	28,911.0	34,137.4	38,528.5	40,559.04	41,323.4
Customs Income	4,544.3	6,077.7	6,607.1	5,954.4	6,983.4
Other Internal
Income	4,191.5	3,713.9	4,056.4	4,193.1	4,817.7
Liquor	1,120.9	1,117.9	1,228.3	1,471.0	1,653.1
Cigarettes	2,812.5	2,433.0	2,672.2	2,559.8	2,981.2
Stamp Revenue	26.4	–	–	–	–
Estate Tax	113.2	110.7	120.0	130.4	158.8
Matches	–	–	–	–	–
Gambling (Bingos and Casinos)	118.5	52.4	35.9	32.0	24.6
Other(2)	541.8	862.2	911.7	707.6	823.4
Financial Transactions Tax (ITF)(3)	0.0	0.0	0.0	0.0	0.0
Total Gross Revenues(4)	Bs 52,197.9	Bs 59,673.0	Bs 66,700.7	Bs 68,260.3	72,209.4

(P)	Preliminary figures.

(1)	The VAT rate remained at 12% between 2010 and 2013. Although the VAT rate remains at 12% for most products, an additional VAT rate of 15% was adopted for luxury goods and services in November 2014.
(2)	Includes fines, interest and repayments.
(3)	The collection of the ITF took effect on November 1, 2007 and remained in force until June 12, 2008.
(4)	Discrepancy between figures and Total Gross Revenue due to rounding.

Source: SENIAT.

Revenues and Expenditures

Central Government

The Central Government's revenues consist of both tax revenues and non-tax revenues, such as petroleum royalties and dividends from state-owned companies. The Central Government's expenditures consist primarily of operating expenditures, such as salaries, interest payments and purchases of goods and services, transfers to state and local governments, and the private sector and capital expenditures.

As a percentage of Central Government revenues, non-tax revenues in 1997 Constant Bolívares accounted for 42.4% in 2010, 44.4% in 2011, 43.7% in 2012, 49.6% in 2013 and 45.7% in 2014.

Petroleum royalties provided 57.4% of non-tax revenues in 2010, 44.9% of non-tax revenues in 2011, 46.9% of non-tax revenues in 2012, 28.3% of non-tax revenues in 2013 and 20.51% of non-tax revenues in 2014.

In 2010, the Central Government's revenues totaled Bs.13.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.62.8 million as compared to 2009. This increase was due to higher dividends and other petroleum revenues since 2001. The Central Government's expenditures for 2010 decreased to Bs.15.9 billion in 1997 Constant Bolívares from Bs.16.5 billion in 2009. This decrease was due primarily to a decrease in transfers to the public sector. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2010 of Bs.2.5 billion in 1997 Constant Bolívares, or 4.5% of GDP.

In 2011, the Central Government's revenues totaled Bs.16.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.3.0 billion as compared to 2010. This increase was due to an increase in oil tax revenues, petroleum products and other tax revenues as well as non-tax revenues. The Central Government's expenditures for 2011 increased to Bs.19.3 billion in 1997 Constant Bolívares from Bs.15.9 billion in 2010. This increase was due primarily to an increase in capital formation, purchases of goods and interest payments. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2011 of Bs.3.0 billion in 1997 Constant Bolívares, or 5.0% of GDP.

In 2012, the Central Government's revenues totaled Bs.17.0 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.0.7 billion as compared to 2011. This increase was due to higher revenues from national taxes. The Central Government's expenditures for 2012 increased to Bs.20.6 billion in 1997 Constant Bolívares from Bs.19.3 billion in 2011. This increase was due primarily to the increase in wages for the Central Government and decentralized entities. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2012 of Bs.3.5 billion in 1997 Constant Bolívares, or 5.7% of GDP.

In 2013, the Central Government's revenues totaled Bs.19.3 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.2.2 billion as compared to 2012. This increase was due to an increase of 1.2% in tax revenue over the previous year and to an increase of 28.2% in non tax revenues over the previous year. The Central Government's expenditures for 2013 increased to Bs.20.7 billion in 1997 Constant Bolívares from Bs.20.6 billion in 2012. This increase was primarily due to an increase in salaries, purchase of goods and services, and debt service, among others. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2013 of Bs.1.5 billion in 1997 Constant Bolívares, or 2.3% of GDP.

In 2014, the Central Government's revenues totaled Bs.20.4 billion in 1997 Constant Bolívares, representing an increase of approximately Bs.1.1 billion as compared to 2013. This increase was primarily due to an increase of 14.4% in tax revenue over the previous year and was partially offset by a decrease in non-tax revenues of 3.1% over the previous year. The Central Government's expenditures for 2014 increased to Bs.21.5 billion in 1997 Constant Bolívares from Bs.20.7 billion in 2013. This increase was primarily due to an increase in transfer payments from the Central Government to the public and private sectors. As a result of the foregoing factors, the Central Government accounts recorded a deficit for 2014 of Bs.1.2 billion in 1997 Constant Bolívares, or 1.9% of GDP.

The following table sets forth the revenues, by source and expenditures, by sector, of the Central Government for the periods indicated.

Venezuela Central Government Revenues and Expenditures

	Year Ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
	(in millions of 1997 Constant Bolívares)
Central Government
Total Revenues	13,429.3	16,384.5	17,067.8	19,286.8	20,394.9
Current Revenues	13,429.3	16,384.5	17,067.8	19,286.8	20,394.9
Tax Revenues	7,736.5	9,117.0	9,610.2	9,722.6	11,064.5
Petroleum Sector	595.0	887.5	1,015.5	859.7	1,376.9
Other	7,141.5	8,229.5	8,594.7	8,862.9	9,687.6
Non-tax Revenues	5,692.8	7,267.5	7,457.6	9,564.2	9,330.4
Petroleum Royalties	3,268.3	3,260.1	3,495.2	2,705.9	1,913.8
Other	2,130.6	3,776.2	3,696.1	6,666.1	7,294.4
Dividends	293.9	231.1	266.3	192.0	122.2
Capital Revenues	0.0	0.0	0.0	0.0	0
Total Expenditures	15,936.3	19,291.3	20,596.9	20,737.1	21,547.0
Current Expenditures	13,953.2	17,023.3	17,136.9	17,241.4	18,140.3
Operating Expenditures	5,452.6	7,252.5	7,013.0	7,181.2	6,885.5
Salaries, etc.	3,662.5	4,599.0	4,387.1	4,231.6	4,253.6
Interest Payments	1,240.3	1,951.8	1,949.4	2,233.4	1,835.4
Purchase of Goods and Services	549.8	701.7	676.5	716.2	596.5
Current Transfers	8,353.0	9,753.2	10,123.4	10,060.2	11,545.8
To Rest of Public Sector	7,529.3	8,758.3	9,268.2	9,557.2	10,500.4
To Private Sector	823.7	994.9	853.6	503.0	802.4
Other Transfers	0.0	0.0	1.6	0.0	151.9
Quasi-fiscal Operations of BCV	0.0	0.0	0.0	0.0	0
Extra-budgetary	147.6	17.6	0.5	0.0	0
Capital Expenditures	1,983.1	2,268.0	3,460.0	3,495.7	3,346.4
Capital Formation	53.3	145.3	99.7	229.0	303.0
Capital Transfers	1,929.9	2,122.7	3,360.3	3,266.2	3,043.4
To Public Sector	1,924.4	2,116.9	3,359.9	3,168.7	3,042.7
To Private Sector	5.5	5.8	0.4	98.0	0.7
Financial Investment	634.3	1,172.3	13.6	28.1	60.4
Current Account Surplus	110.4	533.4	(53.4)	2,073.6	2,254.16
Overall Surplus (Deficit)	(2,507.0)	(2,906.8)	(3,529.1)	(1,450.5)	(1,152.1)
As percentage of GDP(2)	(4.5)%	(5.0)%	(5.7)%	(2.3)%	(1.9)%

(1)	Preliminary figures.
(2)	As percentage of real GDP.

Source: MPPEF, using IMF methodology.

Consolidated Public Sector

The consolidated public sector accounts include the results of decentralized state entities, such as PDVSA, CVG, and other state-owned companies.

In 2010, consolidated public sector revenues decreased by Bs. 600 million to Bs.14.7 billion in 1997 Constant Bolívares. This decrease was primarily due to a decrease in tax revenues and non-tax revenues, in terms of interest, profits, dividends and commissions. Consolidated public sector expenditures for 2010 increased by Bs. 900 million to Bs.21.3 billion in 1997 Constant Bolívares. The increase in expenditures was due primarily to increased purchases of goods and services, transfers to private sector and capital expenditures. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2010 of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of real GDP.

In 2011, consolidated public sector revenues increased to Bs.21.7 billion in 1997 Constant Bolívares from Bs.14.7 billion in 1997 Constant Bolívares in 2010. This increase was primarily due to an increase in non-tax revenues. Consolidated public sector expenditures for 2011 increased to Bs.27.0 billion in 1997 Constant Bolívares from Bs.21.3 billion in 1997 Constant Bolívares in 2010. The increase in expenditures was primarily due to an increase in current expenditures, which include exchange losses, quasi-fiscal losses and capital expenditures by BCV. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2011 of Bs.5.3 billion in 1997 Constant Bolívares, or 9.2% of real GDP, compared to a deficit of Bs.6.6 billion in 1997 Constant Bolívares, or 11.8% of real GDP, for 2010.

In 2012, consolidated public sector revenues decreased to Bs.18.2 billion in 1997 Constant Bolívares from Bs.21.7 billion in 1997 Constant Bolívares in 2011. This decrease was primarily due to decrease in non-tax revenues. Consolidated public sector expenditures for 2012 increased to Bs.29.0 billion in 1997 Constant Bolívares from Bs.27.0 billion in 1997 Constant Bolívares in 2011. The increase in expenditures was due primarily to an increase in capital expenditure. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2012 of Bs.10.7 billion in 1997 Constant Bolívares, or 17.5% of real GDP, compared to a deficit of Bs.5.3 billion in 1997 Constant Bolívares, or 9.2% of real GDP, for 2011.

In 2013, consolidated public sector revenues increased to Bs.18.8 billion in 1997 Constant Bolívares from Bs.18.2 billion in 1997 Constant Bolívares in 2012. This increase was primarily due to an increase in non-tax revenue. Consolidated public sector expenditures for 2013 increased to Bs.29.3 billion in 1997 Constant Bolívares from Bs.29.0 billion in 1997 Constant Bolívares in 2012. The increase in expenditures was due primarily to an increase in current expenditures of salaries and Central Government transfers to unconsolidated entities. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2013 of Bs.10.5 billion in 1997 Constant Bolívares, or 16.9% of GDP, compared to a deficit of Bs.10.7 billion in 1997 Constant Bolívares, or 17.5% of GDP, for 2012.

In 2014, consolidated public sector revenues increased to Bs.20.0 billion in 1997 Constant Bolívares from Bs.18.8 billion in 1997 Constant Bolívares in 2013. Consolidated public sector expenditures for 2014 decreased to Bs.27.8 billion in 1997 Constant Bolívares from Bs.29.3 billion in 1997 Constant Bolívares in 2013. As a result of the foregoing factors, the consolidated public sector accounts recorded a deficit for 2014 of Bs.7.8 billion in 1997 Constant Bolívares, or 12.9% of GDP, compared to a deficit of Bs.10.5 billion in 1997 Constant Bolívares, or 16.9% of GDP, for 2013.

The following table sets forth the revenues, by source and expenditures, by sector, of the consolidated public sector for the periods indicated.

Venezuela Consolidated Public Sector Revenues and Expenditures

	For the Year Ended December 31,
	2010	2011(1)	2012(1)	2013(1)	2014(1)
	(in millions of 1997 Constant Bolĺvares)
Consolidated Public Sector
Total Revenues	14,744.4	21,693.6	18,207.7	18,818.6	20,000.0
Tax Revenues	7,109.6	8,207.7	8,594.7	9,036.2	9,251.7
Non-tax Revenues	7,634.8	13,485.9	9,613.0	9,782.5	10,748.3
Central Government	–	–	–	–	–
PDVSA Operating Surplus	5,752.6	6,071.8	4,703.5	3,164.4	3,729.6
Interest, Profits, Dividends and Commissions	1,088.3	5,349.9	4,909.6	6,618.1	7,018.7
Non-financial Public Enterprises Operating Surplus	–	–	–	–	–
Capital Revenues	–	715.4	–	–	–
Other	793.9	1,348.8	–	–	–

Total Expenditures	21,312.9	27,020.8	28,951.0	29,328.4	27,780.1
Current Expenditures	16,584.9	20,981.8	21,320.8	22,390.9	20,729.7
Salaries, etc.	3,451.1	3,817.5	4,211.7	4,480.6	4,059.1
Purchases of Goods and Services(2)	1,129.2	719.9	691.5	662.9	513.4
Interest Payments	1,205.9	1,593.6	2,368.6	2,506.4	2,272.1
Transfers to Private Sector	823.7	994.9	941.2	773.3	765,7
Central Government Transfers to Unconsolidated Entities	7,529.3	8,758.3	8,285.4	9,296.2	10,020.1
Other(3)	2,445.8	5,097.6	4,822.4	4,671.5	3,099.1
Central Government (Extra-Budgetary)	147.6	17.6	0.5	–	–
Capital Expenditures	4,580.5	6,021.4	7,629.7	6,937.5	7,050.4
Capital Formation	2,650.6	3,898.7	4,269.4	3,587.5	4,072.5
Other (Including Transfers to Unconsolidated Entities)(4)	1,929.9	2,122.7	3,360.3	3,349.9	2,977.9
Overall Surplus (Deficit)	(6,568.5)	(5,327.2)	(10,743.3)	(10,509.8)	(7,780.1)
(As percentage of GDP)(5)
Total Revenues	26.4%	37.3%	29.7%	30.2%	33.1%
Total Expenditures	38.2%	46.5%	47.1%	47.1%	45.9%
Overall Surplus (Deficit)	(11.8)%	(9.2)%	(17.5)%	(16.9)%	(12.9)%

(1)	Preliminary figures. Includes preliminary Budgetary Central Government and PDVSA.
(2)	Includes goods and services acquisitions.
(3)	Includes other expenditures, exchange losses and quasi-fiscal losses of Banco Central.
(4)	Includes capital transfers and other financial expenditures.
(5)	As percentage of real GDP.

Source: MPPEF, using IMF methodology

2015 Budget

In December 2014, the National Assembly approved the budget for 2015. The 2015 budget, as approved, projects total revenues of approximately U.S.$102.0 billion (19.0% of estimated GDP for 2015), excluding borrowing, and total expenditures of approximately U.S.$118.0 billion (22.0% estimated of GDP for 2015). The 2015 budget also contemplates a legal limit on borrowing by the Republic of U.S.$16.0 billion (3.0% of estimated GDP for 2015). The budget for 2015 is based on certain assumptions, including real GDP growth of 3.0%, an average price for the Venezuelan oil basket of U.S.$60.00 per barrel, an average exchange rate of Bs.6.3 = U.S.$1.00 and average inflation at a rate of 30.0%. On May 31, 2015, the National Assembly approved U.S.$43.0 billion for supplemental budget allocations for payments of salary, retirement, pensions, regional expenses, food supply, purchases of raw materials and infrastructure. For more information on the 2015 budget, see "Exhibit C—Copy of the 2015 Annual Budget of the Republic."

PUBLIC DEBT

Overview

In 2000, the Government enacted LOAFSP to create and issue public debt through prior authorization and registration, superseding prior legislation governing the issuance of public debt, the LOAFSP has been amended on a number of occasions including in December 2013, see "The Venezuelan Economy–Economic Policy and Legislation—The Public Finance Law." Public debt is defined to include public issues of bonds and treasury notes in Venezuela and abroad, domestic and foreign direct indebtedness, contracts providing for payments extending beyond the then current fiscal year and guaranties and modifications of existing indebtedness. The types of entities subject to regulation under the LOAFSP include national, state and municipal governments, decentralized state institutions, autonomous government institutions and other public entities, corporate entities controlled directly or indirectly by the public sector and non-profit organizations under the control of the Government.

On June 13, 2011, the 2011 Special Debt Law was enacted, which allowed the Republic to issue approximately Bs.45.0 billion (U.S.$10.5 billion) in new bonds in 2011. The total amount under the 2011 Special Debt Law was issued and the proceeds were used to invest in the agricultural sector, build new housing, develop a new job creation program, respond to natural disasters and other emergencies and refinance the public debt. On December 19, 2011, the 2012 Special Debt Law was enacted, allowing the Republic to issue approximately Bs.64.3 billion (U.S.$14.9 billion) in new bonds during 2012. On July 27, 2012, the 2012 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.30.0 billion (U.S.$7.0 billion) in new bonds during 2012, all of which have been issued. Approximately Bs.25.0 billion (U.S.$5.8 billion) of the proceeds were used towards pension funds and the remaining Bs.5.0 billion (U.S.$1.2 billion) were used for payments of labor liabilities owed to government employees.

On December 11, 2012, the 2013 Special Debt Law was enacted, allowing the Republic to issue approximately Bs.75.9 billion (U.S.$12.1 billion) in new bonds during 2013. On July 22, 2013, the 2013 Special Supplemental Debt Law was enacted, allowing the Republic to issue an additional Bs.76.0 billion (U.S.$12.1 billion) in new bonds during 2013, of which Bs.57.2 billion (U.S.$ 9.1 billion) were issued, including Bs.41.3 billion (U.S.$6.5 billion) for pensions; Bs.2.7 billion (U.S.$0.4 billion) used to fund labor liabilities; Bs.10.0 billion (U.S.$1.6 billion) for the Great Housing Mission and the remaining Bs.3.2 billion (U.S.$0.5 million) were destined to refinancing operations of the Republic.

On December 10, 2013, the 2014 Special Debt Law was enacted, allowing the Republic to issue approximately Bs.105.2 billion (U.S.$16.7 billion) in new bonds during 2014. The law also authorized the executive to sign contracts for Bs.70.4 billion (U.S.$11.2 billion) and disbursements for Bs.39.7 billion (U.S.$6.3 million). The Republic did not enact a supplementary special debt law in 2014. As of December 31, 2014, 79% (Bs.83.1 billion / U.S.$13.2 billion) of the total authorized amount of indebtedness had been issued in the domestic capital market leaving a remainder of Bs.22.1 billion (U.S.$3.5 billion)

In December 2014, the 2015 Special Debt Law was enacted, as published in the Extraordinary Official Gazette No. 6,160, dated December 10, 2014, allowing the Republic to issue approximately Bs.58.1 billion (U.S.$9.2 billion) in new bonds during 2015.

Summary of External Debt

The following table sets out the composition of Republic's external public debt outstanding at the dates indicated.

	December 31,
	2010	2011	2012	2013	2014
	(in millions of U.S. dollars)
Commercial Bank External Public Sector Debt	$787.2	$544.1	$528.4	$531.8	$482.0
Other External Public Sector Debt	36,239.4	42,898.6	44,889.1	44,259.4	42,856.3
Obligations and Bonds	31,236.2	36,927.2	36,927.2	35,387.7	33,889.7
Suppliers & Contractors	(2.3)	(5.0)	(7.6)	(7.6)	(7.6)
Multilateral Agencies	4,126.2	4,778.5	4,838.1	4,904.6	5,029.7
Bilateral Agencies	879.4	1,197.6	3,131.2	3,974.7	3,944.5
Total External Public Sector Debt	$37,026.6	$43,442.7	$45,417.3	$44,791.1	$43,338.3

Source: MPPEF.

The following table sets out the scheduled amortizations for the Republic's external public debt outstanding on December 31, 2014, for each of the years indicated.

	Scheduled Amortization(1)
	(in millions of U.S. dollars)
	2015	2016	2017	2018	2019	2020 and thereafter
Commercial Bank External Public Sector Debt	$68.0	$67.0	$58.9	$52.0	$55.3	$164.0
Other External Public Sector Debt	2,339.5	2,650.9	1,088.0	3,188.4	3,145.8	30,027.4
Obligations and Bonds	1,310.0	1,500.1	–	2,052.8	2,496.0	26,530.8
Suppliers & Contractors	–	–	–	–	–	–
Multilateral Agencies	299.0	421.4	371.4	421.3	448.3	2,948.8
Bilateral Agencies	730.5	729.5	716.7	714.3	201.5	547.8
Total External Direct Public Sector Debt	$2,407.5	$2,717.9	$1,146.9	$3,240.3	$3,201.1	$30,191.4

(1)	Does not include disbursements scheduled to be made after December 31, 2014.

Source: MPPEF, using IMF methodology.

Internal Public Debt

The Republic's internal public debt as of December 31, 2014 totalled approximately Bs.590.5 billion (U.S.$93.7 billion) compared to Bs.444.1 billion (U.S.$70.5 billion) on December 31, 2013 (at the then-current Bs./U.S. dollar exchange rate).

The table below sets forth a summary of Venezuela's internal public debt as of December 31, 2014.

Type of Debt	Outstanding as of December 31, 2014
(in millions of U.S. dollars)(1)
Treasury Bonds (Letras del Tesoro)	$2,014.1
National Public Debt Bonds	66,190.8
Loans	0.9
Promissory Notes(2)	0.0
Total Internal Debt of the Republic of Venezuela	68,205.8
Internal Debt Issued by Public Entities and Guaranteed by the Republic	25,523.6
Total	$93,729.4

(1)	At the Bolívar/U.S. dollar exchange rate as of December 31, 2014.
(2)	Issued in domestic market; denominated in foreign currency.

Source: MPPEF.

Between March and June 2011, the Republic sold to Banco del Tesoro and the Industrial Bank of Venezuela (Banco Industrial de Venezuela or "BIV") Bs.3.5 billion (approximately U.S.$814 million) in local debt. This debt was issued to finance public expenditures. In addition, in June and July 2011, the Republic sold to Banco del Tesoro, BIV, Bank of Venezuela and FPSDB Bs.9.5 billion (approximately U.S.$2.2 billion) in local debt for the purpose of financing public expenditures and servicing debt. In September 2012, former President Hugo Chávez called the public banks and other financial institutions, as well as social security workers funds, to participate in a special offer of bonds ("Special Offer"), for approximately Bs.10,000 million. The funds were used to pay pensions and the partial payment of the liabilities arising from social benefits payable to public workers. In 2013, specifically in May, October and November, five calls for Special Offers were made to national public banks and other financial institutions, including worker's provident funds, who purchased bonds for approximately Bs.51.2 billion. The funds were used to pay debt service costs, pensions, social benefits, and finance the Great Housing Mission. In 2014, three calls for Special Offers were made: on June 19, 2014, Bs.9.6 billion to national public banks; on November 20, 2014, Bs.15.7 billion to national public banks and other public funds; and on December 11, 2014, Bs.15.7 billion to national public banks and other public funds. The funds were used, in part, to cover tax management and debt service.

Multilateral Borrowings and Subscriptions

The Republic is one of the founding members of the IMF. As of July 31, 2015, its subscription to the IMF, which corresponds to its quota, was SDR 2.7 billion or U.S.$1.9 billion. As of June 30, 2015, the Republic's subscription to the capital of the World Bank was U.S.$2.5 billion. In addition, the Republic is a member of the following other World Bank Group affiliates: International Finance Corporation ("IFC"), with subscriptions of U.S.$27.6 million; and Multilateral Investment Guarantee Agency ("MIGA"), with subscriptions of U.S.$15.4 million, both as of June 30, 2015.

The Republic's capital subscription to the IADB was U.S.$5.8 billion as of December 31, 2014, one of the largest subscriptions of the bank's Latin American members. Of this amount, U.S.$249.3 million had been paid in cash as of December 31, 2014, and the balance is callable if required to meet the bank's obligations. The Republic's contribution to the IADB's Fund for Special Operations is U.S.$315.3 million.

The Republic is a member of CAF with subscriptions of capital totaling U.S.$883.9 million. Of this amount, U.S.$769.8 million had been paid in cash as of December 31, 2014. The Republic is also a member of Banco de Desarrollo del Caribe, with subscriptions of capital totaling U.S.$47.0 million, of which U.S.$10.3 million had been paid in cash as of December 31, 2014.

Capital Market Issues of External Public Debt

The Republic has paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets. Prior to the consummation of the 1990 Financing Plan, the percentage of the Republic's external debt represented by obligations issued in the international capital markets was very small, approximately 5.6% at December 31, 1989. Venezuela's debt structure has shifted as a result of the 1990 Financing Plan and subsequent issues of capital markets instruments, such that international capital markets obligations constituted approximately 77.1% of Venezuela's total external debt as of December 31, 2014.

The following table sets out a summary of the principal features of the long-term outstanding bonds and notes publicly issued in external capital markets, as of December 31, 2014.

Security	Currency of Issue	Original Issue Size	Principal Outstanding	Interest Rate(1)	Initial Issue Date	Maturity Date	Target Market
		(Millions)
ROV 9.25%*	U.S.$	4,000.0	3,998.0	9.25%	Sept. 1997	Sept. 2027	United States
ROV 13.625%*	U.S.$	752.8	752.8	13.625%	Aug. 1998(2)	Aug. 2018	United States
ROV 13.625%	U.S.$	300.0	300.0	13.625%	Sept. 2001	Aug. 2018	United States
ROV 7.00%	U.S.$	1,000.0	1,000	7.00%	Dec. 2003	Dec. 2018	Euromarket
ROV 9.375%*	U.S.$	1,500.0	1,489.0	9.375%	Jan. 2004(3)	Jan. 2034	Euromarket
ROV € –7.00%*		€1,000.0	1,310.0	7.00%	Mar. 2005	Mar. 2015	Euromarket
ROV 7.65%	U.S.$	1,599.8	1,597.8	7.65%	Apr. 2005	Apr. 2025	Euromarket
ROV 5.75%	U.S.$	1,500.1	1,500.1	5.75%	Dec. 2005	Feb. 2016	Euromarket
ROV 6.00%	U.S.$	1,500.1	1,500.1	6.00%	Dec. 2005	Dec. 2020	Euromarket
ROV 7.00%	U.S.$	1,250.0	1,250.0	7.00%	Nov. 2007(4)	Mar. 2038	Euromarket

ROV 9.00%	U.S.$	2,000.0	2,000.0	9.00%	May 2008	May 2023	Euromarket
ROV 9.25%	U.S.$	2,000.0	2,000.0	9.25%	May 2008	May 2028	Euromarket
ROV 7.75%	U.S.$	2,496.0	2,496.0	7.75%	Oct 2009	Oct. 2019	Euromarket
ROV 8.25%	U.S.$	2,496.0	2,496.0	8.25%	Oct 2009	Oct. 2024	Euromarket
ROV 12.75%	U.S.$	3,000.0	3,000.0	12.75%	Aug. 2010	Aug. 2022	Euromarket
ROV 11.95%	U.S.$	4,200.0	4,200.0	11.95%	Aug. 2011	Aug. 2031	Euromarket
ROV 11.75%	U.S.$	3,000.0	3,000.0	11.75%	Oct. 2011	Oct. 2026	Euromarket

*	The Bank of New York Mellon (referred to as BNYM) (originally The Chase Manhattan Bank (National Association)) was appointed fiscal agent for the bonds and notes marked with an asterisk (*) in the table above and the Oil-Indexed Payment Obligations referred to below. In August 2012 BNYM resigned as fiscal agent, subject to the appointment of a successor fiscal agent. The appointment of a successor is expected to occur in the near future. In the meantime, BNYM has continued to serve as fiscal agent for the indicated bonds and notes. BNYM has advised that its decision to resign was not related to payment issues.
(1)	Interest is paid on a semi-annual basis except on the issue denominated in Euro on which interest is paid annually.
(2)	U.S.$500.0 million in aggregate principal amount of these notes were issued initially for cash in August 1998. In connection with an exchange undertaken with BANDES in 2003, the Republic issued an additional U.S.$252.8 million in aggregate principal amount of these notes, which form a single series with the U.S.$500.0 million of these notes issued in 1998.
(3)	U.S.$1.0 billion in aggregate principal amount of these notes were issued in January 2004. In December 2004, the Republic issued an additional U.S.$500 million in aggregate principal amount of these notes, which form a single series.
(4)	U.S.$825,179,000 in aggregate principal amount of these notes were issued on November 15, 2007. On November 27, 2007, the Republic issued an additional U.S.$424,824,000 in aggregate principal amount of these notes, which form a single series.

Source: MPPEF

Over the past 50 years, despite the debt crisis that prompted the restructuring of its commercial bank debt during the 1980s and the oil strike of 2002, the Republic has fully paid on a current basis in accordance with the terms of the relevant agreements the full amount of principal and interest due on all publicly-issued bonds and notes in the international capital markets.

1990 Financing Plan

In June 1990, the Government, along with its bank advisory committee, announced the principal terms of a financing plan, referred to as the 1990 Financing Plan. The 1990 Financing Plan provided for the exchange of medium-term commercial bank debt for a variety of options featuring debt and debt service reduction or new money, including collateralized short-term notes, collateralized bonds and new money bonds. The 1990 Financing Plan, structured along the lines of the Brady initiative, contemplated that all eligible debt would be exchanged for one or more of the options. The 1990 Financing Plan was consummated on December 18, 1990.

In connection with the 1990 Financing Plan, the Republic issued Oil-Indexed Payment Obligations to holders of its par and discount bonds due 2020. Holders were given five Oil Obligations for each U.S.$1,000 of old debt exchanged for par bonds and discount bonds. The Republic is required to make certain payments under the Oil Obligations in the event that the average price per barrel of crude oil exported from Venezuela over the applicable determination period exceeds a strike price set forth in the Oil Obligations, up to a maximum of U.S.$3.00 per Oil Obligation per determination period. For the year ended December 31, 2014, the amount of payments made with respect to the Venezuelan Oil Obligations was U.S.$148.7 million.

As of December 2008, all bonds issued pursuant to the 1990 Financing Plan had been redeemed or paid in full at maturity.

Credit Agreement with China through BANDES

In recent years, the Republic has entered into a number of credit agreements with China. For more information, see "The Venezuelan Economy—Foreign Trade and Balance of Payments—Trading Partners."

TABLES AND SUPPLEMENTARY INFORMATION

I. Venezuela's Funded Internal Debt (as of December 31, 2014)

The table below summarizes Venezuela's Funded Internal Debt as of December 31, 2014.

	Interest Rate	Issue Date	Final Maturity(2)	Issued Amount (Millions of U.S.$)	Outstanding Amount
Supplier Loans	Various	2002	2003–2005(3)	2.3	0.1
	Various	1996	1999–2003(3)	0.3	0.8
				2.7	0.9

National Public Debt Bonds

National Public Debt Bonds (Deuda Pública Nacional-DPN)
Deuda Pública Nacional	(1)	2006	1–5 years	962.8	859.4
Deuda Pública Nacional	(1)	2007	1 years	140.8	140.8
Deuda Pública Nacional	(1)	2008	1 years	63.8	63.8
Deuda Pública Nacional	(1)	2009	1–2 years	103.4	103.4
Deuda Pública Nacional	(1)	2010	1–5 years	3,410.6	2,433.6
Deuda Pública Nacional	(1)	2011	1–4 years	9,371.4	9,371.4
Deuda Pública Nacional	(1)	2012	4–7 years	14,963.8	14,963.8
Deuda Pública Nacional	(1)	2013	7–12 years	21,115.7	21,115.7
Deuda Pública Nacional	(1)	2014	10–15 years	13,147.9	13,147.9
Resident Bonds	LIBOR+1%	1994	16 years	395.5	73.9
Deuda Pública Nacional (U.S.$)	(1)	2006	3 years	1,075.3	1,075.3
Deuda Pública Nacional (U.S.$)	(1)	2007	5 years	1,383.0	1,383.0
Deuda Pública Nacional (U.S.$)	(1)	2009	3 years	1,458.7	1,458.7
				67,592.8	66,190.8
Total Internal Direct Debt of the Republic				69,674.8	68,205.8
Internal Debt of Public Sector Entities Guaranteed by the Republic
Deuda Pública Nacional		1988		1.3	0.1
Deuda Pública Nacional		2012	1–6 years	3,782.2	3,872.2
Deuda Pública Nacional Deuda Pública Nacional		2013 2014	2–7 years 3–8 years	11,370.8 10,280.9	11,370.8 10,280.9

				25,524.8	25,523.6
Total Internal Debt					93,729.4

(1)	Rate set by BCV in accordance with the formula established by the decrees pursuant to which the bonds were issued.
(2)	Time to maturity date.
(3)	The Republic is currently in the process of documenting this debt.

Source: MPPEF.

II. Venezuela's Floating Internal Debt (as of December 31, 2014)

The table below shows Venezuela's Floating Internal Debt as of December 31, 2014.

		Final Maturity(1)	Issued Amount (Millions of U.S.$)	Outstanding Amount (Millions of U.S.$)
Treasury Bonds (Letras del Tesoro)
Decreto 764, Emisión 76º	Jan 2013	Less than 364 days	2,079.37	2,014.1
			2,079.37	2,014.1

(1)	Time to maturity date.

Source: MPPEF.

III. Venezuela's Floating External Debt (as of December 31, 2014)

The table below shows Venezuela's Floating External Debt outstanding as of December 31, 2014.

Outstanding Amount (Millions of U.S.$)
Types of Variable Rates
BID-FFF/FU- Base Libor 3M USD	1,089
BID-FU-AJ 6M USD	6
BID-FU-Base Libor 3M USD	268
Euribor 6M	118
Libor 6 Months	3,040
Libor 3 Months	–
Libor CHF 6M	3
FIDA Rate	5

Totales	4,529

Source: MPPEF

National Bureau of Public Credit

IV. Venezuela's Funded External Debt (as of December 31, 2014)(1)

The tables below show Venezuela's Funded External Debt as of December 31, 2014.

					Principal Amount
	Interest Rate	Issue date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Multilateral Organizations:
Inter–American Development Bank	Fixed	1993	2018	U.S.$	44.8	17.4
	Fixed	1995	2015	U.S.$	78.0	5.6
	Fixed	1996	2021	U.S.$	52.0	20.2
	Fixed	1997	2017	U.S.$	41.8	8.7
	Fixed	1998	2022–2023	U.S.$	18.5	8.3
	Fixed	2000	2020–2025	U.S.$	117.2	48.0
	Fixed	2001	2021	U.S.$	49.7	25.2
	Variable	2001	2021	U.S.$	2.8	1.7
	Fixed	2002	2022–2027	U.S.$	33.9	19.6
	Variable	2002	2022–2027	U.S.$	15.1	10.9
	Fixed	2005	2025–2030	U.S.$	11.3	8.1
	Variable	2005	2030	U.S.$	2.9	2.4
	Fixed	2006	2026	U.S.$	497.3	497.3
	Variable	2006	2026	U.S.$	252.7	252.7
	Variable	2008	2028–2033	U.S.$	124.2	113.6
	Variable	2009	2029	U.S.$	1,000.0	832.1
	Variable	2010	2030–2035	U.S.$	890.0	91.8
	Variable	2011	2036	U.S.$	100.0	9.7
	Variable	2012	2037	U.S.$	419.8	48.2

						2,021.6

Corporación Andina de Fomento	Variable	2003-2005	2015–2019	U.S.$	734.3	217.2
	Variable	2006	2016	U.S.$	300.0	100.0
	Variable	2007	2027	U.S.$	600.0	600.0
	Variable	2008	2018–2020	U.S.$	201.7	91.3
	Variable	2009	2027	U.S.$	339.0	314.8
	Variable	2010	2022–2028	U.S.$	1,944.8	1,485.7
	Variable	2011	2026–2029	U.S.$	425.1	9.4
	Variable	2012	2027	U.S.$	3.6	3.6
	Variable	2013	2025–2031	U.S.$	625.0	179.8

						3,001.8
FIDA	Variable	2005-2009	2018-2028	SDR	10.4	5.2

						5.2
NIB	Variable	2003	2018	U.S.$	$2.8	1.1

						1.1

Bilateral Agencies:
Various Creditors	Fixed	2001	2032	EUR	10.0	10.7
Various Creditors	Fixed	2005	2015	JPY	13,496.1	7.5
Various Creditors	Fixed	2012	2023	JPY	17,003.7	21.7
Various Creditors	Fixed	1993	2016	U.S.$	87.9	15.4
Various Creditors	Variable	1993	2015	U.S.$	117.5	20.0
Various Creditors	Fixed	1999	2030	U.S.$	66.4	51.5
Various Creditors	Fixed	2003	2015-2016	U.S.$	294.9	35.5
Various Creditors	Fixed	2004	2045	U.S.$	14.2	14.2
Various Creditors	Fixed	2009	2018-2019	U.S.$	747.2	475.1
Various Creditors	Fixed	2010	2023	U.S.$	865.4	324.3

					Principal Amount
	Interest Rate	Issue date	Final Maturity	Currency	Issued Amount (Millions of Original Currency)(2)	Outstanding Amount (Millions of U.S.$)(3)
Various Creditors	Fixed	2012	2021	U.S.$	1,996.1	1,596.9
Various Creditors	Fixed	2013	2021–2023	U.S.$	1,645.6	1,371.8

						3,944.5

Commercial Bank:
Various Creditors	Variable	2004	2016	CHF	14.7	2.6
Various Creditors	Fixed	1993	2017	EUR	25.8	6.6
Various Creditors	Variable	2002	2016	EUR	165.1	40.2
Various Creditors	Variable	2003	2015–2019	EUR	87.0	39.6
Various Creditors	Variable	2004	2015–2018	EUR	16.9	5.7
Various Creditors	Variable	2011	2024	EUR	283.7	32.4
Various Creditors	Variable	2012	2024	EUR	162.3	–
Various Creditors	Fixed	1993	2023	EUR	556.2	316.3
Various Creditors	Fixed	2013	2023	EUR	93.0	–
Various Creditors	Fixed	1993	2017	U.S.$	59.7	10.0
Various Creditors	Variable	2001	2015	U.S.$	102.6	9.2
Various Creditors	Variable	2002	2016	U.S.$	26.3	5.3
Various Creditors Various Creditors	Variable Variable	2003 2004	2015 2018	U.S.$ U.S.$	55.5 29.9	3.2 10.9

						482.0
Suppliers and Contractors:
Various Creditors	Variable	1996	1997–2002	U.S.$	21.0	(7.5)
Various Creditors	Variable	1998	1999–2003	U.S.$	25.5	(5.1)
Various Creditors	Variable	2002	2003–2012	U.S.$	3.5	0.9
Various Creditors	Fixed	2002	2003–2012	U.S.$	46.0	4.1

Bonds:						(7.6)

Global Bonds-9.25%	9.25%	1997	2027	U.S.$	4,000.0	3,998.0
Global Bonds-13.625%	13.625%	1998	2018	U.S.$	752.8	752.8
Global Bonds-13.625%	13.625%	2001	2018	U.S.$	300.0	300.0
Global Bonds-7.00%	7.000%	2003	2018	U.S.$	1,000.0	1,000.0
Global Bonds-9.375%	9.375%	2004	2034	U.S.$	1,500.0	1,489.0
Global Bonds-5.75%	5.750%	2005	2016	U.S.$	1,500.1	1,500.1
Global Bonds-6.00%	6.000%	2005	2020	U.S.$	1,500.1	1,500.1
Global Bonds-8.09% Callable	8.090%	2005	2015	EUR	1,000.0	1,310.0
Global Bonds-7.65%	7.650%	2005	2025	U.S.$	1,599.8	1,597.8
Global Bonds-7.00%	7.00%	2007	2038	U.S.$	1,250.0	1,250.0
Global Bonds-9%	9.00%	2008	2023	U.S.$	2,000.0	2,000.0
Global Bonds-9.25%	9.25%	2008	2028	U.S.$	2,000.0	2,000.0
Global Bonds-7.75%	7.750%	2009	2019	U.S.$	2,496.0	2,496.0
Global Bonds-8.25%	8.250%	2009	2024	U.S.$	2,496.0	2,496.0
Global Bonds-12.75%	12.750%	2010	2022	U.S.$	3,000.0	3,000.0
Global Bonds-11.75%	11.750%	2011	2031	U.S.$	4,200.0	4,200.0
Global Bonds-11.95%	11.950%	2011	2026	U.S.$	3,000.0	3,000.0

						33,889.7

Total						43,338.3

(1)	Debt classification by source of finance adjusted according to the Sistema de Gestión de Deuda SIGADE (Debt Management and Financial System Criteria.
(2)	Debt incurred in currencies other than U.S. dollars at the respective exchange rates as of December 31, 2014.

Source: MPPEF.